05049426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16**
**Under the Securities Exchange Act of 1934**

For March 29, 2005

PROCESSED
APR 05 2005
THOMSON
FINANCIAL

## PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

**Suite 5100, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

1. 8 Copies of PrimeWest Energy Trust Annual Report 2004.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**PRIMEWEST ENERGY**

Name: Dennis G. Feuchuk
Title: Vice President, Finance & Chief Financial Officer

Date: March 29, 2005

EXHIBIT A ATTACHED

# WALKING OUR TALK



PrimeWest Energy Trust

ANNUAL REPORT

# 68% natural gas weighted

PrimeWest Energy Trust is a Calgary-based conventional oil and natural gas royalty trust that acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids to generate monthly cash distributions for Unitholders. The Trust was formed in 1996 and today is one of North America's largest natural gas weighted energy trusts. The Trust's operations are focused in the Western Canada Sedimentary Basin.

# 35,578 BOE/day

Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX and trade under the symbol "PWX". Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol "PWI.DB.A" and the seven-year Convertible Debentures trade under the symbol "PWI.DB.B".

# $2.4 billion enterprise value

# $3.30 per Unit distributed in 2004

**NOTICE OF MEETING**

The Annual General and Special Meeting of the Unitholders of PrimeWest Energy Trust will be held on May 5, 2005 at 2:00 pm local time in the Grand Lecture Theatre at the Metropolitan Conference Centre in Calgary, Alberta. All Unitholders and interested parties are invited to attend.

**CONTENTS**



*Cover photo (left to right): Steve Albertsen, Dennis Simons and Ron Ouellette at PrimeWest's Crossfield, Alberta natural gas processing plant.*

*Note: All figures in this annual report are in Canadian dollars, unless otherwise indicated.*

# 2004: A Year of Growth and Positive Results

| WHAT WE DID | | WHAT IT MEANS TO YOU |
|---|---|---|
| Completed the corporate acquisition of Seventh Energy Ltd. and the asset acquisition of the Calpine Canada oil and natural gas properties. These acquisitions increased our net asset value, were complementary to our existing core development areas and were accretive to cash flow and other key financial and operating indicators. | **GROWTH** | We believe the acquisitions were accretive on a per Unit basis to cash flow, production, net asset value and reserves. The acquisitions also improved our netbacks, increased our Reserve Life Index and added future tax deferral in the form of tax pools. In the fourth quarter, PrimeWest increased its monthly distribution to Unitholders to $0.30 per Unit per month. |
| Key development areas include West Central Alberta Tight Gas, Crossfield Natural Gas Development, Southern Alberta Shallow Gas and Conventional Development opportunities. We have more than 1.6 million gross acres of undeveloped land and $500 million in development opportunities at current commodity prices. In 2004, we invested a record $125 million on development programs. | **PORTFOLIO MANAGEMENT** | PrimeWest has developed key plays that provide an opportunity base with which to add new reserves. PrimeWest is a dominant operator in each key play which provides for operating flexibility, efficient operations and cost control. |
| A strong balance sheet enabled PrimeWest to complete $807 million in acquisitions during 2004. We received $99.5 million in proceeds from divested non-core properties, and exited 2004 with a net debt to fourth quarter annualized cash flow ratio of 1.7. We plan to maintain a payout ratio of 70-90% of available cash flow. | **FINANCIAL MANAGEMENT** | Adhering to prudent financial strategies allows us to deliver more stable distributions and consistent performance in a volatile commodity price environment and to selectively target accretive acquisitions. |
| We appointed Mr. Peter Valentine as an independent director. Our proxy circular and website provide complete disclosure of our corporate governance policies and compliance with regulations. We are working toward Sarbanes-Oxley compliance, and expect to sign off on these regulations for the year ended December 31, 2006. | **CORPORATE GOVERNANCE** | Sound corporate governance practices are integral to the success of PrimeWest. Integrity is a critical element of success and is essential to maintaining the confidence of our Unitholder base. |

## FINANCIAL HIGHLIGHTS

| ($ millions, except per BOE[1] and Trust Unit amounts) | 2004 | 2003 |
|---|---|---|
| Gross revenue, net of transportation expense | $ 513.7 | $ 434.6 |
| per BOE | 39.45 | 35.74 |
| Cash flow from operations | 266.8 | 216.6 |
| per BOE | 20.49 | 17.82 |
| per Trust Unit [2] | 4.33 | 4.67 |
| Royalty expense | 119.8 | 101.9 |
| per BOE | 9.20 | 8.38 |
| Operating expenses | 88.9 | 79.4 |
| per BOE | 6.83 | 6.53 |
| General and administrative expenses – Cash | 19.0 | 14.5 |
| per BOE | 1.46 | 1.20 |
| General and administrative expenses – Non-cash | 9.4 | 14.4 |
| per BOE | 0.73 | 1.19 |
| Interest expense [3] | 20.6 | 15.1 |
| per BOE | 1.58 | 1.24 |
| Distributions to Unitholders | 196.1 | 192.6 |
| per Trust Unit [4] | 3.30 | 4.32 |
| Net debt [5] | 552.0 | 255.9 |
| per Trust Unit [6] | 7.77 | 5.07 |

## OPERATING HIGHLIGHTS

| ($ millions, except per BOE and per Trust Unit amounts) | 2004 | 2003 |
|---|---|---|
| **AVERAGE DAILY PRODUCTION** | | |
| Natural gas (mmcf/day) | 145.1 | 134.1 |
| Crude oil (bbls/day) | 8,282 | 8,116 |
| Natural gas liquids (bbls/day) | 3,107 | 2,855 |
| Total (BOE/day) | 35,578 | 33,316 |
| **AVERAGE SELLING PRICES** | | |
| Natural gas ($/mcf) | $ 6.61 | $ 6.05 |
| Crude oil ($/bbl) | 36.83 | 33.94 |
| Natural gas liquids ($/bbl) | 43.69 | 35.34 |
| Total oil equivalent[7] ($/BOE) | $ 39.35 | $ 35.63 |
| Realized hedging gain (loss) included in prices above ($/BOE) | $ (2.16) | $ (2.51) |
| **COMPANY INTEREST PROVED PLUS PROBABLE (P+P) RESERVES** | | |
| Crude oil (mbbls) | 23,903 | 22,879 |
| Natural gas liquids (mbbls) | 18,270 | 11,863 |
| Natural gas (Bcf) | 677.9 | 432.2 |
| Total (mmBOE) | 155.2 | 106.8 |
| Reserve Life Index | 10.3 years | 9.8 years |

(1) All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) Weighted Average Trust Units, Exchangeable Shares, Convertible Unsecured Subordinated Debentures and Trust Units issuable pursuant to Long-Term Incentive Plan (diluted). Cash flow is increased to adjust for the interest on Convertible Unsecured Subordinated Debentures.

(3) Interest expense includes the interest on the Convertible Unsecured Subordinated Debentures.

(4) Based on Trust Units outstanding at date of distribution.

(5) Net debt is long-term debt, including Convertible Unsecured Subordinated Debentures, less working capital, excluding financial derivative assets and liabilities.

(6) Trust Units and Exchangeable Shares outstanding and Trust Units issuable pursuant to the Long-Term Incentive Plan December 31, 2004.

(7) Includes hedging losses.

**AVERAGE DAILY PRODUCTION**
(BOE/day)



36,000
30,000
24,000
18,000
12,000
6,000
0
00 01 02 03 04
16,237 29,774 30,189 33,316 35,578


Average daily production in 2004 was 7% higher than 2003 due to volumes contributed from the Calpine acquisition in September 2004.

**NET ASSET VALUE**
($ millions)



1,800
1,500
1,200
900
600
300
0
00 01 02 03 04
560.4 755.2 727.9 692.4 1,541.2


Net asset value grew by 123% over 2003 due to higher commodity prices and acquisitions.

# $967.7 million

## cumulative distributions since 1996

**CASH FLOW FROM OPERATIONS**
($ millions)



300
250
200
150
100
50
0
00 01 02 03 04
112.1 214.5 170.9 216.6 266.8


Higher commodity prices plus contribution of the Calpine acquisition during the last four months of the year boosted cash flow by 23% over 2003.

**COMPANY INTEREST PROVED + PROBABLE RESERVES**
(mmBOE)



180
150
120
90
60
30
0
00 01 02 03 04
69.6 107 104.4 106.8 155.2


Proved plus Probable reserves were 45% higher at 2004 year end. The Calpine acquisition helped PrimeWest to more than replace its production.



*Left to right: Timothy S. Granger, Chief Operating Officer; Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer; Ronald J. Ambrozy, Vice-President, Business Development; and Donald A. Garner, President and Chief Executive Officer*

# Management's Letter to Unitholders



The year 2004 was highlighted by the execution of a number of strategic initiatives set in 2003 by PrimeWest Energy Trust, pursuing the objective of maximizing long-term total return to Unitholders.

We continued to follow disciplined financial management practices, deployed a portion of our cash flow to conduct a record capital development program and met key forecasts for production levels and operating costs. We enhanced our asset base through an active acquisition and divestiture program that created new value in our core areas, established a solid development portfolio for future years and enhanced the future stability of the Trust.

**MARKET CAPITALIZATION**
*(Based on Dec. 31, 2004 closing share price)*
($ millions)



1,920
1,600
1,280
960
640
320
0
00 467
01 834
02 989
03 1,381
04 1,878


# $1.9 billion

With a year end market capitalization of approximately $1.9 billion, PrimeWest is the fifth largest Canadian conventional oil and gas royalty trust.


PAYOUT RATIO
(%)
120
100
80
60
40
20
0
00
70
01
109
02
92
03
89
04
74

# 74% average

## payout in 2004

The payout ratio was at the low end of the 70-90% range within which PrimeWest operates. The lower payout will translate into higher sustainability of the current distribution level.

One of our stated strategies set in 2003 was to retain more cash flow for asset maintenance, debt servicing and reinvestment in order to enhance our production levels and increase the long-term sustainability of the Trust. To meet this objective, in 2004, we reduced the payout of cash flow from $0.32 per Unit per month to $0.25 per Unit per month early in the year. Reflecting strong oil and gas prices and the Calpine acquisition, we increased the payout in September and again in October to $0.30 per Unit, exiting the year at this level.

During 2004, we executed on other initiatives, achieving the following results:

- Average 2004 production of 35,578 BOE/day, weighted 68% to natural gas and in line with our guidance;
- Cash flow from operations of $266.8 million;
- Average payout ratio of 74%, at the low end of the 70-90% target payout range;
- Operating costs of $6.83/BOE of production, achieving the guidance rate and among the lowest costs for larger Canadian energy trusts;
- Largest internal development program in PrimeWest's history. Development capital totalled $125 million, which included drilling 153 gross wells with a 96% success rate. The development program added 10.3 mmBOE in Proved plus Probable reserves at an average finding and development cost of $12.15/BOE, excluding $0.92/BOE of future development costs. (Refer to page 39 for further discussion). This represents the largest single-year development reserves addition in our history;
- Completed acquisitions totalling $807 million, which increased our Proved plus Probable reserves by 58.3 mmBOE and increased our inventory of internal development opportunities; and
- Raised a record level of $60 million from the Unit reinvestment and distribution reinvestment programs.

In September, we completed the acquisition of all the Canadian oil and natural gas reserves and related assets, valued at $742 million, from Calpine Canada Natural Gas Partnership, owned by Calpine Corporation. The assets and acquisition metrics are discussed in detail starting on page 22. The strategic impact and long-term benefits to PrimeWest Unitholders are substantial.

We believe the Calpine assets were among the highest-quality assets to become available in the Canadian acquisition market for some time. Key features are the high netback, high operatorship, high working interests and long-life nature of the reserves. The properties provide an immediate increase to PrimeWest's Reserve Life Index (RLI) and stabilize our production base by reducing our average annual natural decline rate. The properties were relatively under-developed and enabled us to increase the size of our internal development program. Finally, the Calpine assets are a geographic and technical fit within our existing core operations in Western Canada and provide tax pools to defer taxability.

By increasing the quality of our asset portfolio, we were positioned to divest non-core properties. By year end, we had completed a series of non-core asset divestitures, generating proceeds of $99.5 million. An additional $5.4 million of assets were sold in February 2005.

In our view, acquisitions are a means to an end: greater value for Unitholders. Acquisitions completed during the year were not only immediately accretive to cash flow, production, net asset value and other metrics, but provide an estimated $270 million of additional development opportunities. Combined with our existing opportunities, PrimeWest now has an operating and development portfolio that will realize efficiencies through synergy. The portfolio positions us to create more value in what we believe will be a continued bull market for energy producers.

**Commodity Prices**

Our view of longer-term natural gas prices remains very bullish. While there was some weather-related weakness during the winter of 2004, we see natural gas being supported and driven by continental supply/demand fundamentals. In simple terms, North American demand for gas is more resilient after the exit of price-sensitive gas users over the past few years. In the coming years we see demand rising, while supply remains essentially flat. Historical supply basins have peaked and major new supply appears far off. This bodes very well for both short- and medium-term natural gas prices, always keeping in mind that regional weather events can impact prices for brief periods.

Crude oil prices were very strong throughout 2004, exceeding historical price levels and trading briefly above US$50/barrel of West Texas Intermediate (WTI) late in the year. The oil price remained high in early 2005. Growth in worldwide demand, coupled with supply concerns due to geo-political uncertainty, could provide continued support for crude prices going forward.

# $2.4 billion

## enterprise value

PrimeWest is valued by the market at more than $2.4 billion, including debt.

Since inception, PrimeWest has evolved into a natural gas weighted producer through the pursuit of acquisition opportunities. Our growth strategy is both price- and asset-driven, with the fundamental objective of adding to net asset value per Trust Unit. While we will continue to pursue both oil and natural gas opportunities as they arise, our view of natural gas markets leads us to conclude that natural gas assets remain attractive. We continue to foresee fundamental natural gas supply shortfalls and, therefore, commodity price-driven upside for natural gas weighted producers.

**Financial Strength**

PrimeWest adheres to conservative financial management practices in order to safeguard the interests of our Unitholders while creating the financial flexibility to pursue opportunities as they arise. Retaining between 10-30% of cash flow enables us to fund a portion of our development opportunities without regularly issuing new Units or increasing debt, which is a more efficient use of capital for our Unitholders. During the early part of 2004, PrimeWest reduced its debt to position itself for an acquisition. Our debt levels increased with the completion of the Calpine acquisition in September. However, following the asset divestitures in the fourth quarter, our net debt to annualized fourth quarter cash flow ratio at year end was 1.7 times. The expanded asset base has increased our borrowing base to $625 million, of which $193.6 million was unutilized at year end.

**Total Returns and Distributions**

PrimeWest's primary objective is to maximize long-term total returns for our Unitholders. As of year-end 2004, our five-year compound average annual total return (the combination of cumulative distributions and changes to the Unit price) was 21.5%. For 2004, PrimeWest achieved a one-year total return of 17% for US Unitholders and, due in part to the fluctuations in the Canada/US exchange rate, only a 9% return in Canada. In 2004, the rise in oil prices favored the oil weighted trusts when compared to the gas weighted trusts, such as PrimeWest. Additional uncertainty fell on the inter-listed trusts with the Government of Canada's proposal to restrict non-resident ownership levels of the trusts (discussed below). PrimeWest entered 2004 with very clear objectives that required some strategic changes in order to strengthen our financial position, prepare for major acquisitions and enhance long-term returns. The decision to reduce distributions early in the year to enhance longer-term stability and maintain a 70-90% payout ratio initially affected our Unit price, briefly resulting in a decline in Unit price. Acquisitions, combined with the strength of oil and gas prices during 2004, increased our cash flows, supporting the increase in monthly distributions to $0.30 per Unit by year end and restoring positive returns by the third quarter.

# 21.5% average
## compound annual total return over the last five years

Including cash distributions and Unit price appreciation, PrimeWest has delivered an average compound annual return of 21.5% to its Unitholders over the last five years.


RESERVE LIFE INDEX
(Years)
12
10
8
6
4
2
0
00 01 02 03 04
10.2 10 9.5 9.8 10.3

# 10.3 years

## Reserve Life Index
## (based on Proved plus Probable reserves at year-end 2004)

The longer Reserve Life Index is indicative of the quality and sustainability of PrimeWest's asset base.

PrimeWest enters 2005 much stronger than it was one year ago, with a longer Reserve Life Index, a reduced production decline rate and a larger inventory of development opportunities. We intend to maintain a payout ratio of approximately 70-90% of our cash flow, although cash distributions and the payout ratio are subject to many risks, especially volatility of commodity prices. PrimeWest will retain the balance of cash flow to fund internal development. Any major acquisition would be financed through a combination of new Trust Units and additional debt.

**Reserve Life Index (RLI) and Reserves**

PrimeWest's RLI has been near the average of the senior Canadian royalty trust group, creating a good balance between long-term sustainability and strong current cash flow and net asset value. Following the acquisition of the longer-life Calpine assets and divestment of shorter-life assets, PrimeWest's RLI increased from 9.8 years at the beginning of 2004 to 10.3 years at year end.

The Calpine acquisition added 54.8 mmBOE of Proved plus Probable reserves, on a Company Interest basis, increasing PrimeWest's reserves by 45%. In addition, our internal development program added 10.3 mmBOE in Proved plus Probable reserves, bringing our year-end 2004 Proved plus Probable reserves, net of the year's production, to 155.2 mmBOE on a Company Interest basis.

Looking forward, we see upside in the acquired assets. The assets were under-capitalized prior to our acquisition, offering potential through low-risk development drilling and asset optimization. The new assets increase PrimeWest's total five-year inventory of development opportunities up to an estimated $500 million at current commodity prices, creating a meaningful portfolio to add production and reserves.

**Hedging**

PrimeWest has historically hedged a proportion of production volumes as a risk-mitigation measure to protect cash flow, safeguard acquisition economics and partially protect distributions. We are not in the business of trying to "beat" the markets through speculation.

Hedging is a mechanism to protect against short-term declines in commodity price. The hedging contracts allow us to achieve above-market revenues in times of declining commodity prices, while we may forego additional cash flows during periods of price escalation. During times of price escalation, the opportunity cost is recorded as a loss for accounting purposes. During 2004, the opportunity cost of our hedging positions totalled $28.2 million, the bulk of it arising from record crude oil prices.

PrimeWest's management and Board of Directors have considered the Trust's hedging policy carefully. We believe hedging remains an important tool to mitigate commodity price risk, protect acquisition economics and partially safeguard distributions to our Unitholders. For 2005, we have hedged approximately 54% of our base production volumes before royalties. Further details are provided on page 46 of this annual report's Management's Discussion and Analysis (MD&A).

**Taxability**

As a trust retains more cash flow for internal reinvestment, the potential for taxability becomes an issue. With the Calpine acquisition, PrimeWest gained access to in excess of $700 million of tax pools, sheltering earnings retained by the Trust from taxation. This provides an advantage for PrimeWest and our Unitholders. The tax pools allow us to maintain a conservative payout ratio without negative tax consequences. The retained capital can be reinvested into economic projects while sustaining a lower tax rate. The tax pools also reduced the taxability of current distributions for Canadian Unitholders from 60% to 55%, a direct benefit to Unitholders invested in outside tax-sheltered accounts.

**Important Regulatory Matters**

On December 6, 2004, the Government of Canada announced its intention to suspend initiatives relating to the restriction of non-resident ownership of trust units pending further consultation with industry. We believe a fully accessible North American capital market is fundamental to our ability to raise capital. PrimeWest intends to continue to participate in the consultation process with the Government of Canada through



COMPOUND TOTAL RETURN = UNIT PRICE + DISTRIBUTIONS REINVESTED
PrimeWest Total Return
TSX Composite
TSX OGPI
S&P 500
300%
240%
180%
120%
60%
0%
Oct. 1997
May 1998
Dec. 1998
July 1999
Feb. 2000
Sep. 2000
Apr. 2001
Nov. 2001
June 2002
Jan. 2003
Aug. 2003
Mar. 2004
Oct. 2004
Dec. 2004

our membership in the Canadian Association of Income Funds (CAIF).

The Government of Canada also announced changes to the non-resident withholding tax provisions that were effective January 1, 2005. Commencing with the 2005 tax year, the gross amount of the distributions payable to US residents will be subject to a non-refundable withholding tax of 15%, applicable to units held in both US taxable and US tax-exempt accounts. Similarly, non-residents of countries with whom there is no reciprocal tax treaty with Canada, will be subject to a non-refundable withholding tax of 25%, applicable to units held in both taxable and tax-exempt accounts. We strongly recommend that PrimeWest's non-resident Unitholders consult a tax advisor to determine the deductibility of these withholding taxes in their resident jurisdictions.

In addition, the risk of unlimited liability for trust unitholders is being resolved through legislative changes in those provinces where the majority of Canadian income trusts are incorporated. On July 1, 2004, a new statute entitled the Income Trusts Liability Act (Alberta) was enacted, creating a statutory limitation on the liability of unitholders of Alberta income trusts, such as PrimeWest. The legislation provides that a unitholder is not liable for any act, default or obligation of the trust that arises after July 1, 2004. A similar law, known as Bill 106, was passed in Ontario and similar initiatives are under way in British Columbia and Nova Scotia.

On January 26, 2005, Standard & Poor's and the Toronto Stock Exchange (S&P and TSX) jointly announced their intention to add income trusts to the S&P/TSX Composite Index. The trusts should be included by mid-2005, although a formal timetable has not been set. We expect that PrimeWest will be included in the Index. We are encouraged by this announcement as it reflects the current realities and size of the Canadian income trust sector, which has a market capitalization of more than $100 billion. Further consultation with industry is to take place to finalize this process, and we look forward to participating in these discussions.

**2005 Outlook and Plans**

PrimeWest enters 2005 in its strongest position since its inception in 1996. We have been transformed on a number of levels and, today, we have strategic strengths that provide a competitive advantage in the marketplace. We are a longer-life trust with a Reserve Life Index in excess of 10 years. We have worked hard to achieve some of the lowest operating costs in the trust sector and we have the additional benefit of extensive tax pools.

We have a development portfolio of opportunities representing approximately $500 million of investments to pursue over the next five years. Integration of our 2004 asset acquisitions has proceeded smoothly and productively. With our excellent access to the capital markets and our financial management strategy, we are positioned to participate in asset transactions, both large and small, in the future.

We will continue to build on our operating strengths throughout 2005. The 2005 internal capital program is presently budgeted at $125 million, which will fund drilling of approximately 150 gross wells. We estimate 2005 average production at 41,000 BOE/day, a year-over-year increase due to the full-year impact of the Calpine assets. We will continue to target a payout ratio of approximately 70-90% of cash flow, a prudent approach that furnishes us with development capital and combined with our hedging strategy, creates greater distribution certainty in a volatile commodity-price market.

In closing, let me welcome all our new employees to the PrimeWest team. Our 2004 acquisitions resulted in a staff expansion to 135 employees at our Calgary head office and 123 employees at our field locations. Our assets are the source of PrimeWest's value, but our people are the driver of value creation. We extend the thanks and appreciation of PrimeWest's management team to every one of you.

Sincerely,

**Don Garner**

*President and Chief Executive Officer*

February 24, 2005

# Corporate Governance: A Letter from the Chair

## Fellow Unitholders of PrimeWest:

During 2004, the ongoing need for sound corporate governance practices continued to be of paramount importance to all stakeholders. PrimeWest's Board of Directors and management team continue to be committed to the highest standards of corporate governance. It is our view that effective corporate governance should include specific reporting structures and business processes, as well as a strategic plan and a commitment to implement the plan. At PrimeWest, corporate governance is not simply an element of corporate office protocol; rather, it is a cultural imperative that extends throughout the organization, including both office and field settings. We believe that effective corporate governance contributes to Unitholder value and to the ongoing trust and confidence of the marketplace in PrimeWest.

The Board of Directors of PrimeWest Energy Inc. is ultimately responsible for the stewardship of PrimeWest Energy Inc., including the business affairs of PrimeWest Energy Trust. In order to ensure effective governance practices and provide greater guidance to the organization, the Board revised the committee structure and increased the number of independent directors. The Board committees are the Audit and Finance Committee, Compensation Committee, Corporate Governance and Environmental, Health and Safety (EH&S) Committee, and the Operations and Reserves Committee.

In addition to these structural changes, PrimeWest welcomed Mr. Peter Valentine to the Board of Directors on April 15, 2004. Mr. Valentine brings a wealth of experience to the Board and currently holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region (CHR) and to the Dean of Medicine at the University of Calgary. Prior to this appointment, Mr. Valentine served for seven years in the capacity of Auditor General for the Province of Alberta. Mr. Valentine was also Chair of the Financial Advisory Committee of the Alberta Securities Commission and a member of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants (CICA). Mr. Valentine sits as a member of the Audit and Finance Committee of the Board of PrimeWest.



**Harold P. Milavsky, FCA**
*Chair, Independent Director*
Mr. Milavsky is Chairman of Quantico Capital Corp. and currently serves as a director of Saskatchewan Wheat Pool, and various investment trusts comprising the Citadel Group of Funds.



**Barry E. Emes, LL.B.**
*Director*
Mr. Emes is a Partner in the corporate/commercial group of the Calgary office of Stikeman Elliott LLP and served for seven years as a member of the firm's Partnership Board. Mr. Emes is a director of Parkbridge Lifestyle Communities Inc.



**Harold N. Kvisle, P.Eng.**
*Independent Director*
Mr. Kvisle is President, CEO and a director of TransCanada Corporation and serves as a director of Norske Skog Canada Limited and the Bank of Montreal.



**Kent J. MacIntyre, B.Sc., MBA**
*Director*
Mr. MacIntyre is the founder of PrimeWest, having held the office of Vice-Chairman and CEO until his retirement in 2003. Mr. MacIntyre is Chairman of Canadian Income Fund Group, Inc., and a director of various investment trusts comprising the Citadel Group of Funds, BlackRock Ventures Inc., as well as a number of private companies.

During 2004 we have witnessed a dynamic and rapidly changing regulatory environment and the expectations of investors, analysts and regulators regarding corporate governance practices continue to evolve. PrimeWest is listed on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) and each of these organizations has established guidelines and standards regarding corporate governance for listed companies. Although the rules of the NYSE are not mandatory for a foreign issuer, other than those applicable to PrimeWest's Audit and Finance Committee, we remain in compliance with the NYSE and the governance guidelines established by the TSX.

Reinforcing the rules and guidelines mandated by the TSX and NYSE are the provisions of the Sarbanes-Oxley Act of 2002 (SOX), which directed the US Securities and Exchange Commission (SEC) to develop more stringent internal control mechanisms for all capital market participants. As a non-US, SEC 40F issuer, PrimeWest has until 2006 to fully comply with certain mandated requirements of SOX. During 2004, a major initiative regarding the implementation of the required SOX provisions was launched within PrimeWest, with the expectation that we will be in full compliance for December 31, 2006 sign off.

Consistent with these policies and proposals, PrimeWest's framework of corporate governance is fully discussed within the Management Proxy Circular issued with the Notice of the 2005 Annual General and Special Meeting and on the Trust's website at www.primewestenergy.com.

PrimeWest remains committed to the highest standards of corporate governance and to compliance with all existing and proposed rules and guidelines. We believe that integrity is a critical element, central to the long-term success of PrimeWest and essential to maintain the confidence of our Unitholder base.

Sincerely,

**Harold P. Milavsky, FCA**
*Chair of the Board*

February 24, 2005



**Michael W. O'Brien BA, MBA**
*Independent Director*
Mr. O'Brien held the position of Executive Vice-President Business Development and CFO of Suncor Energy Inc. until his retirement in 2002. He currently serves as a director of Terasen Inc., Shaw Communications Inc., and Suncor Energy Inc. He is past Chair of the Nature Conservancy of Canada.



**James W. Patek M.Sc.**
*Independent Director*
Mr. Patek is the President of Patek Energy Consultants, based in the United States. He was Chief Executive of Petrocorp Exploration Limited, Chief Executive of Fletcher Challenge Energy and President of Fletcher Challenge Energy Canada.



**W. Glen Russell P.Eng.**
*Independent Director*
Mr. Russell is principal of Glen Russell Consulting. He was previously President and COO of Chauvco Resources Limited and Sr. VP and COO of Gulf Canada Resources. Mr. Russell serves as director for a number of private companies.



**Peter Valentine, FCA**
*Independent Director*
Mr. Valentine is currently Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine at the University of Calgary. Mr. Valentine serves as a director of Fording Canadian Coal Trust, Livingston International Income Fund, Superior Plus Income Fund and a private company, Resmor Trust Company.

# Walking the Talk: Operationally

| WHAT WE DID | | WHAT IT MEANS TO YOU |
|---|---|---|
| During 2004, we completed a successful development program, investing a record $125 million to drill 153 gross wells, and adding 10.3 mmBOE Proved plus Probable reserves at a finding and development cost of $12.15/BOE, excluding $0.92/BOE of future development costs. 2004 acquisitions added to our inventory of development opportunities that will create value for Unitholders. | VALUE CREATION | Employing internal capital to develop reserves adds to the Trust's net asset value and cash flow. Our internal development program has helped to mitigate the Trust's average production decline and extended our Reserve Life Index to 10.3 years. |
| We completed several acquisitions in 2004 that transformed the Trust and optimized our asset base. We also completed the divestment of non-core, lower-quality assets. These activities refined our portfolio of assets and created a larger opportunity base for future development. | ASSET MANAGEMENT | Asset portfolio management helps to optimize our asset base, provides operational synergies and enhances the characteristics of the assets. A larger inventory of development opportunities and longer Reserve Life Index contribute to the Trust's long-term sustainability and adds value for Unitholders. |
| Operating costs in 2004 averaged $6.83/BOE, in line with 2003 costs of $6.53/BOE despite an environment of increased costs for most services. We have a systems-based field maintenance program that utilizes predictive measures and internal expertise. Field operations are monitored with remote-surveillance technology allowing staff the time to focus on reliability, optimization and costs. | OPERATIONAL EFFICIENCY | Taking a systems-based approach to our field maintenance increases reliability and reduces our field costs. This helps to protect cash flow and minimizes unforeseen maintenance shutdowns in the field. Keeping our costs low reduces cash flow volatility and extends the economic life of our assets. Every dollar saved in the field translates to value for Unitholders. |
| During 2004, we received safety and stewardship recognition awards, completed our environment and safety compliance program and our competency-based training with operations staff. We implemented policies and procedures to comply with Alberta's Occupational Health & Safety Act and received recognition in Partnership and Safety from the Petroleum Industry Training Service. | ENVIRONMENTAL, HEALTH & SAFETY | Sound corporate stewardship is an important element in protecting Unitholder value. Developing a positive reputation with regulatory agencies, government and the communities we work in protects our employees, assets, environment and Unitholders. |

# Review of Operations



BRITISH COLUMBIA
WEST CENTRAL TIGHT GAS
ALBERTA
SASKATCHEWAN
CROSSFIELD NATURAL GAS DEVELOPMENT
SOUTHERN ALBERTA SHALLOW GAS
WASHINGTON
IDAHO
MONTANA
CANADA
USA


## [illegible] HIGHLIGHTS

| | 2004 Average Annual Production (BOE/day) | Year End Total P+P 2004 Reserves Company Interest (mBOE) | 2004 Net Undeveloped Land (Acres) | 2005 Capital Budget ($ millions) | 2005 Plans | 2005 Projected Production (BOE/day)* |
|---|---|---|---|---|---|---|
| **WEST CENTRAL TIGHT GAS** | **6,383** | **35,931** | **134,863** | **48** | **Drill 32 wells** | **8,202** |
| Caroline | 5,569 | 21,632 | 102,877 | 27 | 11 | 5,296 |
| Columbia/Harlech | 470 | 10,787 | 10,754 | 20 | 21 | 1,928 |
| Ferrier | 344 | 3,512 | 21,232 | 1 | 0 | 978 |
| **CROSSFIELD NATURAL GAS DEVELOPMENT** | **2,590** | **18,857** | **7,576** | **13** | **Drill 10 wells** | **3,916** |
| Crossfield/Lone Pine Creek/Irricana | 2,590 | 18,857 | 7,576 | 13 | 10 | 3,916 |
| **SOUTHERN ALBERTA SHALLOW GAS** | **3,991** | **19,590** | **125,751** | **21** | **Drill 64-69 wells** | **5,466** |
| Brant Farrow/ | 1,790 | 5,405 | 77,854 | 8 | 14 | 1,923 |
| Medicine Hat/Bindloss/ Princess/Dinosaur | 2,201 | 14,185 | 47,897 | 13 | 50-55 | 3,543 |
| **[illegible]** | **[illegible]** | **[illegible]** | **[illegible]** | **40** | **Drill 36-41 wells** | **[illegible]** |
| Boundary | 1,430 | 9,001 | 26,754 | 6 | 5 | 1,942 |
| Laprise | 1,710 | 7,681 | 4,565 | 7 | 5 wells & compression | 1,657 |
| Wilson Creek | 1,558 | 13,782 | 28,158 | 17 | 20-25 | 4,495 |
| Valhalla | 1,656 | 4,698 | 8,478 | 10 | 6 | 1,958 |

* 2005 volumes reflect Calpine volumes for the full year versus four months in 2004.

# How PrimeWest Operates: Strategies and Principles

As a large, actively managed energy trust, PrimeWest creates value for its Unitholders through developing and producing reserves, expanding assets and facilities, improving operating efficiencies and optimizing our asset base through the disposition of non-core properties.

One of PrimeWest's strategic goals is to build a portfolio of assets that will provide a development inventory with which we can partially offset natural declines while improving net asset value (NAV). PrimeWest continues to evolve in this direction and now has a sizeable inventory of opportunities which will be developed over the next several years.

During 2004, PrimeWest met or exceeded its key targets. In 2004 PrimeWest had net capital expenditures totalling $837.6 million. Of this, $807.4 million was expended on acquisitions; $125.1 million was invested in development of PrimeWest's assets, and $4.6 million on leasehold improvements and office equipment. We also completed the divestiture of non-core assets for proceeds of $99.5 million. Our 2004 drilling program consisted of drilling 153 gross wells during the year. PrimeWest's production was approximately 31,200 BOE/day at mid-year and increased with the acquisition of the Calpine assets in September. PrimeWest's production volumes averaged 35,578 BOE/day for the year.

## one

### VALUE CREATION

Value creation is the key driver of all aspects of PrimeWest's operations, including acquisitions, drilling and infrastructure improvements. Every potential opportunity is considered on the merits of adding to the Trust's net asset value.

Secondary metrics include a project's impact on production, reserves, Reserve Life Index (RLI), cash flow, operating costs, synergy with other properties, geological risk profile and upside potential. The Calpine acquisition was accretive to the Trust on several indicators, including production per Unit, cash flow per Unit, NAV per Unit, reserves per Unit, netback per BOE and operating cost per BOE. It also provided high operatorship levels, development opportunities and tax pool advantages. Please see pages 22 and 23 for a full discussion.

## two

### DEVELOPMENT PORTFOLIO

PrimeWest's key development opportunities can be classified into four strategic play types: West Central Alberta Tight Gas, Crossfield Natural Gas Development, Southern Alberta Shallow Gas and various Conventional Development opportunities. Each of these play types is discussed in greater detail beginning on page 24. Each play type is extensive yet focused in its geology, location and field infrastructure, creating competitive advantages. PrimeWest is the dominant operator in each instance, with control of key infrastructure such as gas processing plants. Dominance in key fields provides operating flexibility and promotes efficient operations through cost control and maximizing netbacks.

PrimeWest has a blended portfolio of both aggressive and low-risk opportunities, and is able to optimize its asset base through drilling, enhanced recovery and other means. Employing internal capital to develop reserves or production adds to the Trust's net asset value and cash flow. PrimeWest has steadily increased its in-house technical capability and "resident knowledge," enabling the Trust to drill wells with a high success rate and to maximize value creation. Our $125-million development program in 2004 was the largest ever, resulting in a 96% drilling success rate.

The Calpine acquisition in 2004 added to PrimeWest's land base and development inventory. Currently we have a land base of close to one million net undeveloped acres plus a large seismic database, and up to approximately $500 million of development opportunities. Our 2005 development program is budgeted at $125 million.

# three

## GEOGRAPHIC DIVERSIFICATION

Geographic diversification reduces PrimeWest's operational risk profile, ensuring that an unforeseen event affecting any single property will not threaten overall corporate volumes. PrimeWest's core operating areas stretch from northeast B.C. through Alberta to southeast Alberta, and are organized under three Business Units: North, Central and South.

# four

## HIGH QUALITY BARRELS

Characteristics we look for in determining reserve quality include Reserve Life Index, netbacks, operating costs and liabilities related to the assets. The Calpine assets had a Reserve Life Index of 10.5 years, well above the Trust sector average. PrimeWest's production base is weighted to natural gas and the Calpine acquisition increased the Trust's gas weighting to more than 70%. While light oil netbacks were higher than natural gas in 2004 due to high crude oil prices, PrimeWest does not invest in heavy oil barrels which can experience periods of low netbacks. PrimeWest will continue to pursue acquisitions of natural gas and light oil assets. We seek assets with lower than average operating costs, which is demonstrated by the fact that our operating costs are lower than our large-cap peers. Environmental liabilities are a factor in assessing both acquisition opportunities and assets to be divested.

# five

## OPERATING COSTS

Controlling and reducing costs per unit of production is one of PrimeWest's ongoing objectives in order to achieve top quartile performance relative to our peer group of large oil and gas trusts. In 2004, operating costs averaged $6.83/BOE of production during a time of intense industry activity that inflated field costs and raised operating costs among PrimeWest's peer group. Cost savings increase netbacks and cash flow available for distribution to Unitholders. A low cost strategy reduces volatility of cash flow and ensures that assets are economically viable even during times of lower commodity prices.

During 2004, PrimeWest implemented a cost-reduction program aimed at improving workflow in the field and evaluating cost-reduction initiatives. The Trust focused on increasing in-house maintenance capabilities while reducing reliance on external services. The Trust installed remote transmitting units at various field facilities, which reduced contractor labour costs. An intense effort to decrease failures of downhole pumps also met with success. In 2005, PrimeWest will launch a preventive maintenance program covering major equipment.

# six

## DIVESTMENT OF NON-CORE ASSETS

Assets that no longer meet PrimeWest's risk profile or fit within identified strategic play types are divested as part of an ongoing asset optimization program. Proceeds from divestitures are reinvested in strategic opportunities. Divestitures improve the metrics of PrimeWest's overall portfolio and provide capital to create new value for Unitholders. Divestments thereby contribute to the Trust's sustainability. During 2004, PrimeWest divested non-core properties with production of approximately 3,000 BOE/day for proceeds of $104.9 million (including assets held for sale at year end).

# Managing our Portfolio: How Acquisitions Have Transformed PrimeWest

**CAPITAL EXPENDITURES** ($ millions)



Acquisition
Development
1,000
800
600
400
200
0
200
160
120
80
40
0
1996(1) 1997 1998 1999 2000 2001 2002 2003 2004
1
2


1 Caroline/Peace River Arch 2 Seventh Energy and Calpine

(1) Reflects four-month results in 1996.

| Acq. |
|---|
| 241 |
| 33.9 |
| 47.8 |
| 18.7 |
| 117.8 |
| 744.5 |
| 56.5 |
| 228.6 |
| 707.9 |

— Acquisition

From 1996 to 2004, PrimeWest invested more than $2.4 billion in various corporate and asset acquisitions. The more recent acquisitions of the Caroline/Peace River Arch properties, Seventh Energy and Calpine oil and gas assets have increased PrimeWest's development opportunities.

**NET UNDEVELOPED LAND** (000 acres)



1,000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004


Includes gross overriding royalty.

With close to one million net acres of undeveloped land at 2004 year end, PrimeWest has the asset base to sustain an active development program.

## PRODUCTION


Gas
mBOE/day
80%
64%
48%
32%
16%
0
50
40
30
20
10
0
1
2
3
96 97 98 99 00 01 02 03 Q1 04 Q2 04 Q3 04 Q4 04

1 Caroline/Peace River Arch 2 Seventh Energy 3 Calpine

| | % Gas | BOE/day |
|---|---|---|
| 1996 | 54 | 9,610 |
| 1997 | 59 | 11,913 |
| 1998 | 54 | 15,487 |
| 1999 | 52 | 14,895 |
| 2000 | 50 | 18,237 |
| 2001 | 59 | 26,774 |
| 2002 | 63 | 30,180 |
| 2003 | 67 | 33,318 |
| Q1 04 | 66 | 31,202 |
| Q2 04 | 67 | 31,185 |
| Q3 04 | 67 | 35,460 |
| Q4 04 | 71 | 44,368 |

— % Gas

From 1996 to 2004, PrimeWest's production grew more than 350%, from 9,610 to 44,000 BOE/day. PrimeWest's production has become more heavily weighted toward natural gas which has excellent long-term Unitholder value potential. Through 2005, production is projected to average 41,000 BOE/day.

## NETBACKS ($/BOE)


25
20
15
10
5
0
1996(1) 1997 1998 1999 2000 2001 2002 2003 2004

(1) Reflects four-month results in 1996.

| | $/BOE |
|---|---|
| 1996 | 10.94 |
| 1997 | 8.82 |
| 1998 | 5.95 |
| 1999 | 9.82 |
| 2000 | 21.27 |
| 2001 | 22.78 |
| 2002 | 18.46 |
| 2003 | 23.61 |
| 2004 | 23.47 |

Higher commodity prices have resulted in improved netbacks from production. (Refer to operating margin on page 48 for calculations).

## YEAR END COMPANY INTEREST PROVED PLUS PROBABLE RESERVES*


15
12
9
6
3
0
200
160
120
80
40
0
2
1
1996 1997 1998 1999 2000 2001 2002 2003 2004

1 Caroline/Peace River Arch 2 Seventh Energy and Calpine

* Prior to 2004, reserves are Proved + 1/2 Probable

| | RLI | P+P Reserves |
|---|---|---|
| 1996 | 9.0 | 36.1 |
| 1997 | 12.5 | 44.8 |
| 1998 | 12.0 | 68.9 |
| 1999 | 10.9 | 63.7 |
| 2000 | 10.2 | 69.6 |
| 2001 | 10.0 | 107.0 |
| 2002 | 9.5 | 104.4 |
| 2003 | 9.8 | 106.8 |
| 2004 | 10.3 | 133.2 |

— RLI
P+P Reserves

Year end reserves have also grown by more than 300% since 1996. The Reserve Life Index of 10.3 years allows for a balance between maximizing current cash flow and sustaining current production.

# The Calpine Acquisition

The Calpine acquisition transformed PrimeWest, providing strategic impact and long-term benefits. The high-quality reserves were accretive to the Trust on numerous measures and were a geographic and technical fit within our core operations in Western Canada.

**QUICK FACTS**

The transaction closed September 2, 2004

**Value:**
$742 million

**Assets:**
Natural gas weighted properties concentrated in west central and southeast Alberta, 73% operated by volume, 60% average working interest

**Operating Metrics (on Acquisition):**

*Daily Production:*
14,500 BOE/day, weighted 83% natural gas, 11% natural gas liquids and 6% crude oil

*Proved plus Probable Reserves:*
54.8 mmBOE

*Reserve Life Index (Proved plus Probable):*
10.5 years

*Average Operating Costs:*
$6.50/BOE of production

**Accretion (on an Annualized Basis):**

*Cash Flow per Unit:*
23%

*Production per Unit:*
18% on full-year 2005 basis

**Other:**
Undeveloped land totalling 627,300 net acres, extensive seismic database and third-party processing revenue

**The Acquisition**

PrimeWest's acquisitions team actively evaluated the high volume of assets that became available in the Western Canada market during 2004. On September 2, 2004, PrimeWest closed the acquisition of the Canadian assets of Calpine Canada Natural Gas Partnership for $742 million, which included a 25% interest in Calpine Canada Natural Gas Trust for an additional $72 million. The transaction was financed through the issuance of $300 million of Trust Units, $250 million of Convertible Debentures and the remainder through existing credit facilities.

**Value to PrimeWest Unitholders**

The Calpine acquisition met PrimeWest's primary criteria of adding net asset value on a per Unit basis. The acquisition was accretive on both a production per Unit and cash flow per Unit basis, which resulted in an immediate increase to PrimeWest's distributions per Unit. The assets also have favourable metrics such as Long Reserve Life and low operating costs. Management believes there is substantial additional embedded value that can be realized through development and optimization of production and facilities.

**Strategic Significance**

The Calpine acquisition upgrades the Trust's asset portfolio and increases the Trust's overall Reserve Life Index (RLI) to 10.3 years (including the impact of the disposition of non-core properties). The new assets have increased the Trust's production weighting to more than 70% natural gas. PrimeWest has a high-quality, low-cost asset portfolio that will enable the Trust to remain profitable in a volatile commodity price market.


CASH FLOW FROM OPERATIONS
($ millions)
($/Unit)
300
240
180
120
60
0
10
8
6
4
2
0
1996(1) 1997 1998 1999 2000 2001 2002 2003 2004

(1) Reflects four-month results in 1996.

| | $ millions | $/Unit |
|---|---|---|
| 1996 | 11.6 | 1.84 |
| 1997 | 32.1 | 5.16 |
| 1998 | 24.8 | 3.16 |
| 1999 | 41.0 | 4.81 |
| 2000 | 112.1 | 9.82 |
| 2001 | 214.5 | 8.27 |
| 2002 | 170.9 | 4.96 |
| 2003 | 216.6 | 4.67 |
| 2004 | 266.8 | 4.33 |

— Cash Flow ($ millions)

Cash Flow ($/Unit)

The 2004 cash flow from operations is 660% higher than annualized cash flow in 1996.


CASH PAYOUT (%)
125
100
75
50
25
0
1996 1997 1998 1999 2000 2001 2002 2003 2004

| | |
|---|---|
| 1996 | 100% |
| 1997 | 104% |
| 1998 | 96% |
| 1999 | 91% |
| 2000 | 70% |
| 2001 | 109% |
| 2002 | 92% |
| 2003 | 89% |
| 2004 | 74% |

A lower than historical payout ratio of 74% confirms PrimeWest's ability to sustain the current distribution levels without straining the internal target of distributing 70-90% of cash flow from operations.


CUMULATIVE DISTRIBUTION TO UNITHOLDERS ($/Unit)
50
40
30
20
10
0
1996(1) 1997 1998 1999 2000 2001 2002 2003 2004

(1) Reflects four-month results in 1996.

| | $/Unit |
|---|---|
| 1996 | 1.76 |
| 1997 | 7.12 |
| 1998 | 10.40 |
| 1999 | 14.80 |
| 2000 | 21.88 |
| 2001 | 31.12 |
| 2002 | 35.92 |
| 2003 | 40.24 |
| 2004 | 43.54 |

Since its initial offering at $40.00 per Unit (adjusted for a 4:1 consolidation), PrimeWest has returned almost $45.00 per Unit to its Unitholders in the form of monthly cash distributions by year-end 2004.


Laprise
Stowe
Boundary
Lake
Valhalla
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Edmonton
Columbia/
Harlech
Thorsby
Wilson Creek
Caroline
Crossfield
Calgary
Whiskey
Creek
Brant Farrow
Princess
Grand Forks
WASHINGTON
IDAHO
MONTANA
CANADA
USA
CALPINE LAND
PRIMEWEST LAND
SEVENTH ENERGY LAND

The Calpine assets fit with existing PrimeWest properties, increasing the number of development opportunities within the strategic plays in PrimeWest's portfolio. These strategic plays – West Central Alberta Tight Gas, the Crossfield Natural Gas Development opportunities, Southern Alberta Shallow Gas and a variety of Conventional Development assets – form a development portfolio capable of generating new volumes. Combined with the Calpine assets, PrimeWest has identified an inventory of development opportunities for the next five years.

to PrimeWest operations. Average operating costs are $6.50/BOE of production, slightly below PrimeWest's 2004 average. The Calpine assets include modern infrastructure that taps generally young, but established, producing pools. Production is almost entirely natural gas plus natural gas liquids from up to five geological zones per producing well, with long average reserve life. PrimeWest will pursue potential synergies through consolidating field facilities and rationalizing operating teams to applying technical knowledge to specific areas of expertise, which should further control per Unit operating costs.

tying-in recently drilled wells and commencing a drilling program on previously selected locations.

Going forward, PrimeWest's strategic dominance in its core areas provides opportunity to launch a sustained, multi-year development program. The Trust will leverage its accumulated technical and management expertise (bolstered by retaining certain of Calpine's technical personnel) in shallow gas, tight gas and field operations. PrimeWest believes the assets provide significant potential to add unrecognized reserves at relatively low risk.

# $742 million

**The Calpine acquisition was accretive on both a production per Unit and cash flow per Unit basis, resulting in an immediate increase to distributions per Unit.**

**Operating Synergies**

The Calpine assets provide a unique combination of geographical and technical fit with existing PrimeWest properties. More than half of the new volumes are concentrated in three properties. These adjoin, overlap or are in close proximity

**Upside Opportunities**

The Calpine assets, which were under-capitalized and had more than 600,000 net acres of undeveloped land and an extensive seismic database, offer short- and longer-term development potential. Immediate opportunities include

Initial evaluation suggests the acquired assets offer up to $270 million in development opportunities over five years, bringing the Trust's combined medium-term development portfolio to approximately $500 million.

# Adding Value Through Strategic Plays

## WEST CENTRAL ALBERTA TIGHT GAS

PrimeWest's series of acquisitions in 2003 and 2004 have transformed the Trust's participation in the deeper, tight gas fields of west central Alberta from several good but limited properties into a strategic play of long-term, corporate significance.

The primary targets are the "tight" Viking and Cardium sandstones. Lying at depths of 2,500-2,800 metres, these pools tend to produce at high initial rates and stabilize out to lower rates due to their lower permeability, creating technical and economic challenges that demand care and expertise. However, correctly operated tight gas wells offer steady production for many years, generating the long reserve life and stability sought by most energy trusts.

Techniques such as fracturing, which increases a wellbore's effective radius by creating new pathways for the gas, can enhance a well's stabilized flow rate.

One key to success is gaining control of processing infrastructure, which helps a producer achieve low operating costs of the liquids-rich production and ensures timely tie-ins of successful new wells. A second key to success is attaining significant operating scale, which creates repeatability of drilling concepts and transforms the technical ability required for success into a competitive advantage. Following its strategic acquisitions, PrimeWest now holds both keys to success in this play. The Trust's accumulating resident knowledge has led to increased drilling success rates while reducing average drilling times for new wells from one month to three weeks or less.



CAROLINE OPERATIONS PROFILE
BOE/day
$/BOE
6,000
4,800
3,600
2,400
1,200
0
7.00
5.60
4.20
2.80
1.40
0
Operating Costs ($/BOE)
Production (BOE/day)
2000
2001
2002
2003
2004

At Caroline, PrimeWest had production of approximately 5,570 BOE/day at year-end 2004. Operating costs have decreased by 50% since late 2002, as a result of acquisitions completed in 2003, our 100%-owned natural gas plant and other field efficiencies.

At Columbia, production from the Calpine acquisition averaged 1,400 BOE/day during the period September to December. At Ferrier, production averaged 1,030 BOE/day during the same period.

Properties in this strategic play area were producing 7,800 BOE/day combined at year-end 2004.



Horseshoe Canyon
Belly River
Lee Park
Colorado Shale
Cardium
Viking
Upper Mannville
Clearwater Shale
Glauconite
Ostracod
Ellerslie
Rock Creek
Poker Chip Shale
Nordegg
Turner Valley/Elkton
Shunda
Pekisko
Banff
Sandstone
Shale
Limestone


**WEST CENTRAL ALBERTA CROSS-SECTION**

*West Central Alberta Tight Gas plays are characterized by multi-zone natural gas potential. PrimeWest drills medium-depth wells within the Cretaceous to Mississippian sections.*

### Future Opportunities

PrimeWest's expanded tight gas play offers a significant inventory of prospects to add production and reserves over at least a five-year horizon. The recently acquired assets appear under-developed, creating numerous near-term opportunities for low-risk development. PrimeWest has a combined 32-well drilling program planned for Columbia/Harlech and Caroline in 2005. PrimeWest's prospect inventory in these play areas currently totals more than 100 wells.

The Trust's technical and management teams will continually seek to increase Unit efficiencies through smaller acquisitions of complementary production and day-by-day, incremental improvements to field operations. During 2004, PrimeWest created operating efficiencies by pre-building drilling pads and preparing gathering pipeline rights-of-way at Caroline, which allowed for faster drilling and tie-ins during favourable weather periods.

For the longer-term, the Trust holds a combined 134,863 net acres of undeveloped lands, plus an additional 19,200 gross acres under option at Caroline, surrounded by a larger area of mutual interest. PrimeWest's overall goal for its tight gas play – in addition to increasing net asset value in every project – is to grow overall production levels as an offset to natural production decline.

**QUICK FACTS**

◦ *Primary Commodity:* Sweet natural gas with natural gas liquids ◦ *Main Properties:* Caroline, Columbia, Harlech, Ferrier ◦ *Year-End 2004 Production:* 7,800 BOE/day ◦ *2004 Year End Proved plus Probable Reserves:* 35,931 mmBOE ◦ *2004 Capital Spending:* $38.8 million • *2004 Drilling:* 13 gross wells ◦ *2005 Development Budget:* $50 million ◦ *2005 Planned Drilling:* 32 gross wells ◦ *2005 Production Target:* 9,200 BOE/day


CROSSFIELD GAS PLANT OPERATIONS PROFILE
mmcf/day
$ millions
Operating Costs ($/year)
Throughput mmcf/day
80
64
48
32
16
0
1.5
1.2
0.9
0.6
0.3
0
2000
2001
2002
2003
2004

## CROSSFIELD NATURAL GAS DEVELOPMENT

Crossfield is a historical Pekisko and Wabamun formation natural gas pool with original gas-in-place reserves of more than 1 Tcf. Remaining reserves are approximately 200 Bcf. The field is produced using both vertical and horizontal wells. PrimeWest's Calpine acquisition in 2004 more than doubled the producing land base in the Crossfield play area, increasing production from 1,900 BOE/day to 4,000 BOE/day and increasing undeveloped land for future drilling opportunities to 115,645 net acres.

With the pool containing natural gas liquids plus 2-40% hydrogen sulphide by raw volume, access to efficient gas processing capability is key to economic success. PrimeWest is the principal owner, with a 55% interest, and operator of the East Crossfield Natural Gas Processing Plant. Before PrimeWest took control of the plant in 2000, gas moving through the plant incurred operating costs averaging $10-12.00/BOE, and the plant faced imminent decommissioning.

Since then, the Trust has transformed a former third-party cost into a productive, profitable, operated and owned asset. Capital investments and management improvements have reduced operating costs to $8.00/BOE in 2004 and have extended the plant's economic life to 8 to 10 years. Every $1.00/BOE reduction in operating costs translates directly into improved netbacks and cash flow available for distribution to PrimeWest's Unitholders. In addition, Crossfield's improved efficiency is making the plant a preferred processor for other area producers, generating third-party revenues.

**Future Opportunities**

While PrimeWest sees scope to drill 15 to 20 deep, prolific wells over the next several years, additional opportunity lies in positioning the Trust to become a centralized processor for the wider region. This region of central Alberta has a number of producing facilities, each with its own processing plant. As the inevitable decline of a given pool reduces the efficiency of its dedicated plant, the best solution may be to progressively consolidate area processing at fewer and, ultimately, one plant.

PrimeWest's strategic vision is to position the Crossfield plant as the region's processor of choice. Steady investment in the plant has improved operating efficiency through automation as well as reducing emissions, creating a competitive advantage as environmental regulations continue to tighten. PrimeWest is looking to process additional third-party gas production over the coming years. Increasing production processing at the Crossfield plant could extend the remaining economic life to 18 years, creating a long-term stream of third-party processing fees and generating new value for the Trust's Unitholders.



CALPINE ACQUISITION
PRIMEWEST LAND
Lone Pine Creek
Crossfield
Irricana
6 miles


Based on potential consolidation in the area, increasing the plant's throughput can also have a beneficial effect on PrimeWest's natural gas reserves. Reductions in per unit operating costs increase production netbacks. The improved economics, in turn, move known but uneconomic gas resources into the recoverable reserves category. This adds to PrimeWest's future production and reserves and increases the pool's economic life. Each 1% increase in the overall recovery of the pool's original gas-in-place would increase PrimeWest's reserves by 10 Bcf – equivalent to discovering a new gas pool.

**QUICK FACTS**

*Primary Commodity:*
Liquids-rich, sour natural gas

*Main Asset:*
East Crossfield Natural Gas Processing Plant

*Year-End 2004 Production:*
3,893 BOE/day

*Year-End 2004 Proved plus Probable Reserves:*
18,857 mmBOE

*2004 Capital Spending:*
$2.4 million

*2005 Development Budget:*
$13 million

*2005 Planned Drilling:*
10 wells

*2005 Production Target:*
3,900 BOE/day

## SOUTHERN ALBERTA SHALLOW GAS

PrimeWest's Southern Alberta Shallow Gas play has a combination of shallow gas in the Medicine Hat and Milk River formations plus deeper, more prolific pools in Glauconitic zones. Lying at typical depths of 600-1,000 metres, the shallow zones are amenable to a low-risk and low-cost "manufacturing" approach.

**QUICK FACTS**

*Primary Commodity:* Sweet, dry natural gas

*Main Properties:* Medicine Hat, Princess, Bindloss, Dinosaur, Brant Farrow

*2004 Year End Production:* 5,562 BOE/day

*2004 Year End Proved plus Probable Reserves:* 19,590 mmBOE

*2004 Capital Spending:* $25.6 million

*2004 Drilling:* 86 shallow wells, 3 deeper wells

*2005 Development Budget:* $21 million

*2005 Planned Drilling:* 64-69 wells

*2005 Production Target:* 5,500 BOE/day

To achieve success with its deeper Glauconitic prospects, which lie at about 1,000 metres deep and often yield 1 mmcf/day per successful well, the Trust has invested in substantial new 3-D seismic, enabling precise definition of these discrete channels.

Large-scale shallow gas activity requires extensive landholdings, as individual wells typically produce on the order of 0.25 mmcf/day. Entering 2004, PrimeWest had a substantial area presence, with production at Medicine Hat and several smaller properties. The Trust's operations significantly expanded with the acquisition of Seventh Energy in March and the Calpine assets in September. This increased PrimeWest's area production from 650 BOE/day early in 2004 to 3,000 BOE/day at mid-year, and elevated the Southern Alberta Shallow Gas play into a core strategic asset.




CALPINE ACQUISITION
PRIMEWEST LAND
SEVENTH ENERGY LAND
Brant Farrow
Princess
Bindloss
Medicine Hat
Grand Forks
24 miles

Operationally, PrimeWest was very active at this play during 2004, drilling 86 shallow wells and three deeper wells, and demonstrating its ability to discover new natural gas pools overlooked to date. PrimeWest's development approach provides a combination of steady, long-life, low-rate production from the shallower pools plus higher-rate, shorter-life production generating strong cash flow and rapid payout from the deeper prospects. The overall risk level is low and, for a producer with a large land area and control of infrastructure such as PrimeWest, the combined economics meet the needs of an energy trust.

**Future Opportunities**

With 196 sections (125,751 net acres) of undeveloped land at year-end 2004, PrimeWest is positioned to generate significant further reserves and production at its Southern Alberta Shallow Gas play. The current opportunity base includes nearly 200 drilling locations, creating a multi-year inventory. In 2005, PrimeWest plans to drill approximately 64 to 69 wells, which includes drilling three deeper wells, with a goal of maintaining production levels.

This region also offers broad potential to participate in Western Canada's emerging coal bed methane (CBM) play. Alberta's CBM resources are estimated at up to 500 Tcf, but the CBM resource remains at an early stage of development. To date, the industry has drilled an estimated 2,500 CBM wells, with the greatest early success coming in the drier Horseshoe Canyon coals. The Horseshoe Canyon formation underlies much of PrimeWest's CBM lands in southeast Alberta, and CBM drilling has recently advanced toward the edges of the Trust's land positions.

While CBM potential appears significant, as an energy trust, PrimeWest is committed to maintaining a low-risk profile, and, accordingly, has refrained from CBM drilling to date. In 2005, confidential information from competitors' CBM drilling will become publicly available. PrimeWest intends to evaluate and learn from these experiences, and will also begin working on a regional geological model in 2005. PrimeWest will seek to determine whether the area's CBM resources can be developed at favourable economics that meet PrimeWest's strict criteria for value creation. If so, the Trust plans to begin developing the CBM potential underlying its Southeast Alberta lands in 2006-2007.

# Environment, Health & Safety

In 2004, PrimeWest demonstrated its strong commitment to our EH&S Program through the achievement of a number of awards and milestones, including: Certificate of Recognition under the Partnerships in Safety Program in both British Columbia and Alberta; Platinum (highest level), Canadian Association of Petroleum Producers (CAPP) Environment, Health & Safety Stewardship Award; and our participation for the second year in Safety Stand Down Week, an industry-recognized, yearly face-to-face dialogue between senior executives and field operations on environmental, health and safety issues.

Over the last year, we have continued the development and implementation of our closed-loop audit and corrective action Environment and Safety Compliance Program. In 2004, PrimeWest had zero major level non-compliances with the EUB (Alberta Energy and Utilities Board) across our operations, including development applications, drilling and completions, facilities, pipelines and day-to-day field activities. Our LLR (Licence Liability Rating), an EUB measure that compares an operator's future environmental liabilities to its assets, is average to our peers and well above the 1.0 rating that requires a credit deposit. In addition, not only have we taken steps to set and attain industry standards and benchmarks, but we have also implemented our own in-house competency training and assessment program for field operators.

PrimeWest's due diligence process on acquisitions has resulted in improvements in the assessment of environmental liabilities and has led to subsequent price adjustment on purchase and sale, where appropriate. On day-to-day reclamation and remediation projects, PrimeWest's own team, as well as environmental experts in business and university sectors, evaluate risk and define necessary initiatives.

One such example is our current project at the Crossfield-Lone Pine Creek processing plant where PrimeWest and partner Mount Royal College are studying the effects of sulfolane on the environment. Sulfolane is both a naturally-occurring compound and a by-product of the amine system at natural gas processing plants. The results of the study will be of interest to other companies that operate processing plants as well as our stakeholders in the community.

PrimeWest's objectives for 2005 are, to once again, have an exemplary due diligence and compliance record with our regulatory agencies and to continue to exemplify a high level of stewardship in the safety and environmental arena.

# Management's Discussion and Analysis

The following is management's discussion and analysis (MD&A) of PrimeWest's operating and financial results for the year ended December 31, 2004, compared to the corresponding period in the prior year as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

**FINANCIAL AND OPERATING HIGHLIGHTS – FULL YEAR**

| **Financial** ($ millions, except per BOE(1) and per Trust Unit) | **2004** | 2003 | Change (%) |
|---|---|---|---|
| Gross revenue (net of transportation expense) | **513.7** | 434.6 | 18 |
| Per BOE | **39.45** | 35.74 | 10 |
| Cash flow from operations | **266.8** | 216.6 | 23 |
| Per BOE | **20.49** | 17.82 | 15 |
| Per Trust Unit(2) | **4.33** | 4.67 | (7) |
| Royalty expense | **119.8** | 101.9 | 18 |
| Per BOE | **9.20** | 8.38 | 10 |
| Operating expenses | **88.9** | 79.4 | 12 |
| Per BOE | **6.83** | 6.53 | 5 |
| General and administrative expenses – Cash | **19.0** | 14.5 | 31 |
| Per BOE | **1.46** | 1.20 | 22 |
| General and administrative expenses – Non-cash | **9.4** | 14.4 | (35) |
| Per BOE | **0.73** | 1.19 | (39) |
| Interest expense(3) | **20.6** | 15.1 | 36 |
| Per BOE | **1.58** | 1.24 | 27 |
| Net income | **103.4** | 95.9 | 8 |
| Per Trust Unit – Diluted(2) | **1.74** | 2.07 | (16) |
| Distributions to Unitholders | **196.1** | 192.6 | 2 |
| Per Trust Unit(4) | **3.30** | 4.32 | (24) |
| Net debt(5) | **552.0** | 255.9 | 116 |
| Per Trust Unit(6) | **7.77** | 5.07 | 53 |

(1) All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) Weighted Average Trust Units, Exchangeable Shares, Convertible Unsecured Subordinated Debentures and Trust Units issuable pursuant to Long-Term Incentive Plan (diluted). Cash flow and net income are increased to adjust for the interest on Convertible Unsecured Subordinated Debentures.

(3) Interest expense includes the interest on the Convertible Unsecured Subordinated Debentures.

(4) Based on Trust Units outstanding at date of distribution.

(5) Net debt is long-term debt including Convertible Unsecured Subordinated Debentures, adjusted for working capital, excluding financial derivative assets and liabilities.

(6) Trust Units and Exchangeable Shares outstanding and Trust Units issuable pursuant to the Long-Term Incentive Plan December 31, 2004.

| **Operating** | **2004** | 2003 | Change (%) |
|---|---|---|---|
| Daily sales volume | | | |
| Natural gas (mmcf/day) | **145.1** | 134.1 | 8 |
| Crude oil (bbls/day) | **8,282** | 8,116 | 2 |
| Natural gas liquids (bbls/day) | **3,107** | 2,855 | 9 |
| Total (BOE/day) | **35,578** | 33,316 | 7 |

| **Realized Commodity Prices** (Cdn$) | **2004** | 2003 | Change (%) |
|---|---|---|---|
| Natural gas ($/mcf)(1)(2) | **6.61** | 6.05 | 9 |
| Without hedging | **6.70** | 6.51 | 3 |
| Crude oil ($/bbl)(1) | **36.83** | 33.94 | 9 |
| Without hedging | **44.46** | 36.55 | 22 |
| Natural gas liquids ($/bbl) | **43.69** | 35.34 | 24 |
| Total ($/BOE)(1) | **39.35** | 35.63 | 10 |
| Without hedging | **41.51** | 38.14 | 9 |

(1) Includes hedging losses.
(2) Excludes sulphur.

## FINANCIAL AND OPERATING HIGHLIGHTS

- Production in 2004 averaged 35,578 BOE/day, up 7% from the 2003 level of 33,316 BOE/day as a result of the Calpine and Seventh Energy acquisitions and development capital volume additions, offset by natural production declines.
- During the year, PrimeWest closed non-core asset sales for proceeds of $99.5 million. These funds were used to reduce the amount drawn on the bank credit facility. In addition, another $5.4 million of assets were held for sale and closed in February 2005.
- Year end net debt to annualized fourth quarter 2004 cash flow is 1.7 times.
- Operating margin of $23.47/BOE for 2004, up 14% from 2003 primarily due to higher commodity prices throughout the year, offset by higher operating costs in 2004.
- Distributions of $3.30 per Trust Unit in 2004 compared to $4.32 in 2003 due partially to a lower payout ratio of 74% in 2004 compared to 89% in 2003.
- Hedging losses of $28.2 million ($2.16/BOE) in 2004, compared to losses of $30.5 million ($2.51/BOE) in 2003 and gains of $28.1 million ($2.55/BOE) in 2002.
- Capital development program of $125.1 million added 10.3 mmBOE of Proved plus Probable reserves on a Company Interest basis at $12.15/BOE, which excludes $0.92/BOE for future development capital. (Refer to the Reserves and Production section on page 40 for reserve definitions.)
- In 2004, PrimeWest's corporate and asset acquisitions, which included Seventh Energy and the Calpine assets, were $807.4 million.
- Operating expenses at $6.83/BOE were 5% higher on a per BOE basis in 2004 compared to 2003, primarily due to rising industry costs.
- Company Interest Proved plus Probable reserves of 155.2 mmBOE at December 31, 2004, represents an increase of 45% from 106.8 mmBOE reported as at December 31, 2003. PrimeWest's current Reserve Life Index (RLI) is 10.3 years on a Company Interest Proved plus Probable basis.
- Company Interest Proved Producing reserves of 105.8 mmBOE at December 31, 2004, represent an increase of 37% over the December 31, 2003 Company Interest Proved Producing reserves of 77.5 mmBOE. The Company Interest Proved Producing RLI is 7.6 years.
- Cash general and administrative expenses increased $4.5 million over 2003 reflecting higher salaries, higher short-term incentive bonuses, increased information technology expenditures, one-time consulting

costs associated with potential acquisitions, and increased Board of Directors costs. These increases were partially offset by increases in overhead recoveries.

- Interest expense during 2004 is 36% higher compared to 2003 as a result of higher average debt levels during the fourth quarter due to the acquisition of the Calpine assets.
- The Distribution Reinvestment, Premium Distribution and Optional Trust Unit Purchase Plans added $60 million of proceeds that were used for the capital development program and to repay debt.

## SUBSEQUENT EVENTS

On January 26, 2005, Standard & Poor's announced the inclusion of income trusts in the S&P/TSX Composite Index, Canada's benchmark stock index. Specifics regarding the inclusion process, including the impact on PrimeWest is expected to be announced by mid-year 2005.

On January 27, 2005 the Unitholders of Calpine Natural Gas Trust approved the business combination of Calpine Natural Gas Trust and Viking Energy Royalty Trust. As a result PrimeWest's 25% Unit ownership of Calpine Natural Gas Trust has been converted into an 8.3% ownership of Viking Energy Trust. As of February 24, 2005, PrimeWest has sold its 8.3% ownership of Viking Energy Trust and has received gross proceeds of $95.8 million.

## NON-GAAP MEASURES

This annual report contains the following measurements that are not defined by Canadian Generally Accepted Accounting Principles ("GAAP"):

- Cash flow from operations on a total and per Unit basis;
- Distributions per Trust Unit; and
- Net debt per Trust Unit.

These measurements do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other entities.

Cash flow from operations is calculated from the Trust's cash flow statement as cash flow from operating activities before changes in working capital. Cash flow from operations per Trust Unit is calculated using cash flow and adding back the interest expense on the Convertible Unsecured Subordinated Debentures, divided by the diluted weighted average Units outstanding in the year. The diluted weighted average Units outstanding consists of the weighted average Trust Units and Exchangeable Shares outstanding and includes the Trust Units issuable pursuant to the conversion of the Convertible Unsecured Subordinated Debentures, and Trust Units issuable pursuant to the Long-Term Incentive Plan. Cash flow from operations is a key performance indicator of PrimeWest's ability to generate cash and finance operations and pay monthly distributions.

Distributions per Trust Unit disclose the cash distributions accrued in 2004 based on the number of Trust Units outstanding on the date the distributions were declared.

Net debt per Trust Unit is calculated as long-term debt, including Convertible Unsecured Subordinated Debentures, less working capital, excluding financial derivative assets and liabilities, divided by the number of Trust Units and Exchangeable Shares outstanding and Trust Units issuable pursuant to the Long-Term Incentive Plan at December 31, 2004.

The Trust's cash flow from operations, distributions per Trust Unit and net debt per Trust Unit may not be directly comparable to similar measures presented by other companies or trusts.

**FORWARD-LOOKING INFORMATION**

This MD&A contains forward-looking or outlook information with respect to PrimeWest.

The use of any of the words "anticipate, "continue, "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

- The quantity and recoverability of our reserves;
- The timing and amount of future production;
- Prices for oil, natural gas, and natural gas liquids produced;
- Operating and other costs;
- Business strategies and plans of management;
- Supply and demand for oil and natural gas;
- Expectations regarding our ability to raise capital and to add to our reserves through acquisitions and exploration and development;
- Our treatment under governmental regulatory regimes;
- The focus of capital expenditures on development activity rather than exploration;
- The sale, farming in, farming out or development of certain exploration properties using third-party resources;
- The objective to achieve a predictable level of monthly cash distributions;
- The use of development activity and acquisitions to replace and add to reserves;
- The impact of changes in oil and natural gas prices on cash flow after hedging;
- Drilling plans;
- The existence, operations and strategy of the commodity price risk management program;
- The approximate and maximum amount of forward sales and hedging to be employed;
- The Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
- The impact of the Canadian federal and provincial governmental regulation on the Trust relative to other oil and natural gas issuers of similar size;
- The goal to sustain or grow production and reserves through prudent management and acquisitions;

- The emergence of accretive growth opportunities; and
- The Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A:

- Volatility in market prices for oil and natural gas;
- The impact of weather conditions on seasonal demand;
- Risks inherent in our oil and natural gas operations;
- Uncertainties associated with estimating reserves;
- Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- Incorrect assessments of the value of acquisitions;
- Geological, technical, drilling and processing problems;
- General economic conditions in Canada, the United States and globally;
- Industry conditions, including fluctuations in the price of oil and natural gas;
- Royalties payable in respect of PrimeWest's oil and natural gas production;
- Government regulation of the oil and natural gas industry, including environmental regulation;
- Fluctuation in foreign exchange or interest rates;
- Unanticipated operating events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third-party consents and approvals, when required;
- Stock market volatility and market valuations;
- OPEC's ability to control production to balance global supply and demand of crude oil at desired price levels;
- Political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this MD&A.

These factors should not be construed as exhaustive.

## EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer, Don Garner, and Chief Financial Officer, Dennis Feuchuk, evaluated the effectiveness of PrimeWest's disclosure controls and procedures as of December 31, 2004, and concluded that PrimeWest's disclosure controls and procedures are effective in ensuring that information PrimeWest is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. PrimeWest's disclosure controls ensures that the information required to be disclosed by PrimeWest in its reports filed under the Exchange Act are accumulated and communicated to PrimeWest's management, including its principal Executive Officer and principal Financial Officer, appropriately to allow timely decisions regarding required disclosure.

### CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

There were no significant changes to PrimeWest's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date.

### VISION, CORE BUSINESS AND STRATEGY

PrimeWest Energy Trust is a conventional oil and natural gas royalty trust actively managed to generate monthly cash distributions for Unitholders. The Trust's operations are focused in Canada, with its assets concentrated in the Western Canada Sedimentary Basin. PrimeWest is one of North America's largest natural gas weighted energy trusts.

Maximizing total return to Unitholders, in the form of cash distributions and change in unit price, is PrimeWest's overriding objective. Our strategies for asset management and growth, financial management and corporate governance are outlined in this MD&A, along with a discussion of our performance in 2004 and our goals for 2005 and beyond.

We believe that PrimeWest can maximize total return to Unitholders through the continued development of our core properties, making opportunistic acquisitions that emphasize value creation, exercising disciplined financial management which broadens access to capital while minimizing risk to Unitholders, and complying with strong corporate governance to protect the interests of all stakeholders.

### ASSET MANAGEMENT AND GROWTH

PrimeWest has a strategy to focus our expansion efforts on existing Canadian core areas, and pursue depletion optimization strategies within those core areas to maximize asset value. We strive to control our operations whenever possible, and maintain high working interests. Maintaining control of 80% of operations allows us to use existing infrastructure and synergies within our core areas. We believe this high level of operatorship can translate to control over costs and timing of capital outlays and projects. The current size of the Trust gives us the ability and critical mass to make acquisitions of significant size, while still being able to add value by transacting smaller acquisitions.

### FINANCIAL MANAGEMENT

PrimeWest strives to maintain a conservative debt position to allow us to fund smaller acquisitions without tapping into the capital markets, and to fund ongoing development activities. Our long-term debt is comprised of bank credit facilities through a bank syndicate, Senior Secured Notes and Convertible Unsecured Subordinated Debentures. Our diversified debt instruments help to reduce our reliance on the bank syndicate, as well as afford additional foreign exchange protection because a portion of our debt, the Senior Secured Notes, are denominated in US dollars. PrimeWest's commodity hedging approach helps to stabilize cash flow, reduce volatility, and protect transaction economics.

PrimeWest continues to target a payout ratio between 70-90% of annual cash flow from operations to increase the Trust's financial flexibility. The 2004 payout ratio was approximately 74%, and the retained cash flow was utilized to partially fund the Trust's capital spending program and repay debt. PrimeWest's net debt to cash flow level is 1.7 times at 2004 year end using annualized fourth quarter cash flows.

PrimeWest's dual listing on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) provides increased liquidity and a broadened investor base. The NYSE listing enables US Unitholders to conveniently trade in our Trust Units, and allows us to access the US capital markets in the future. Our status as a corporation for US tax purposes simplifies tax reporting for our US Unitholders.

For eligible Canadian Unitholders, PrimeWest offers participation in the Distribution Reinvestment Plan (DRIP), Premium Distribution Plan (PREP), and Optional Trust Unit Purchase Plan (OTUPP), which represent a convenient way to maximize an investment in PrimeWest. For alternate investment styles, PrimeWest also has Exchangeable Shares and Convertible Unsecured Subordinated Debentures available, which permit participation in PrimeWest without the ongoing tax implications associated with receiving a distribution.

## CORPORATE GOVERNANCE

PrimeWest remains committed to the highest standards of corporate governance and upholds the rules of the governing regulatory bodies under which it operates. Full disclosure of our compliance with existing corporate governance rules and regulations is available on our website at www.primewestenergy.com. PrimeWest actively monitors the corporate governance and disclosure environment to ensure compliance with current and future requirements.

Our high standards of corporate governance are not limited to the boardroom. At the field level, PrimeWest proactively manages environmental, health and safety issues. We place a great deal of importance on community involvement and maintaining good relationships with landowners.

## OUTLOOK – 2005

PrimeWest expects 2005 production volumes to average approximately 41,000 BOE/day. Full year operating costs are expected to be approximately $6.60/BOE, while full year general and administrative (G&A) costs are expected to be approximately $1.25/BOE. PrimeWest expects to invest approximately $125 million in its capital development program with the focus on further development of our Alberta natural gas assets. Approximately $50 million will be invested in development of tight gas assets at Caroline and Columbia; $20 million will be invested in developing shallow gas assets in southeastern Alberta; and approximately $55 million will be invested in development of natural gas at Crossfield and conventional development opportunities. The Trust plans to begin evaluating coal bed methane potential on our land holdings in the Horseshoe Canyon fairway.

## CASH FLOW RECONCILIATION

| ($ millions) | | |
|---|---|---|
| 2003 cash flow from operations | $ | 216.6 |
| Production volumes | | 33.1 |
| Commodity prices | | 43.8 |
| Net hedging change from prior year | | 2.3 |
| Operating expenses | | (9.5) |
| Royalties | | (17.9) |
| Interest | | (5.5) |
| General and administrative | | (4.5) |
| Other | | 8.4 |
| **2004 cash flow from operations** | **$** | **266.8** |

The above table includes non-GAAP measurements (Refer to Non-GAAP Measures on page 33.)

The key performance driver for the Trust is cash flow from operations which directly affects PrimeWest's ability to pay monthly distributions. Cash flow is generated through the production and sale of crude oil, natural gas and natural gas liquids, and is dependent on production levels, commodity prices, operating expenses, interest, G&A, hedging gains or losses, royalties and currency exchange rates. Some of these factors such as commodity prices, the currency exchange rate and royalties are not controllable by PrimeWest. Other factors that are, to a certain extent, controllable by PrimeWest include production levels and operating expenses, as well as interest and G&A expenses.

## CAPITAL SPENDING

Capital expenditures, including development, acquisitions and divestitures, totalled $837.6 million in 2004, versus $334.4 million in 2003.

| ($ millions, except per BOE) | | **2004** | | 2003 |
|---|---|---|---|---|
| Land and lease acquisitions | **$** | **8.3** | $ | 6.0 |
| Geological and geophysical | | **8.2** | | 5.8 |
| Drilling and completions | | **69.8** | | 58.4 |
| Equipping and tie-in | | **12.1** | | 19.0 |
| Compression and processing | | **4.7** | | 6.3 |
| Gas gathering | | **4.4** | | 2.3 |
| Production facilities | | **15.8** | | 5.7 |
| Capitalized general and administrative | | **1.8** | | 1.0 |
| Development capital | **$** | **125.1** | $ | 104.5 |
| Corporate/property acquisitions | | **807.4** | | 230.9 |
| Dispositions | | **(99.5)** | | (2.3) |
| Leasehold improvements, furniture and equipment | | **4.6** | | 1.3 |
| **Total** | **$** | **837.6** | $ | 334.4 |

In 2004, PrimeWest completed $807.4 million of corporate and property acquisitions that included the Calpine assets and Seventh Energy. Total capital and corporate acquisitions added 46.5 mmBOE of Company Interest Proved reserves and 58.3 mmBOE of Company Interest Proved plus Probable reserves. Property dispositions of $104.9 million, comprised of proceeds of $99.5 million and assets held for sale of $5.4 million, resulted in a reduction of the Company Interest Proved plus Probable reserves of 5.1 mmBOE.

PrimeWest's 2004 capital development program totalled $125.1 million (2003 – $104.5 million). The program focused on core areas of Caroline, Columbia, Princess, Boundary Lake, Brant Farrow and Valhalla. The development program added 7.3 mmBOE of Company Interest Proved reserves and 10.3 mmBOE of Company Interest Proved plus Probable reserves.

Leasehold improvements during 2004 of $2.5 million were incurred as a result of additional office space requirements associated with the Calpine acquisition.

| | 2004 | 2003 |
|---|---|---|
| **Development program** | | |
| Proved reserve additions (mmBOE)[1] | **7.3** | 6.9 |
| **Average cost ($/BOE)[2][3]** | **$ 17.76** | $ 15.98 |
| Proved plus Probable reserve additions (mmBOE)[1] | **10.3** | 7.9 |
| **Average cost ($/BOE)[2][3]** | **$ 13.07** | $ 14.29 |
| **Acquisition program[4]** | | |
| Proved reserve additions (mmBOE) | **42.4** | 12.7 |
| **Average cost ($/BOE)** | **$ 16.57** | $ 18.84 |
| Proved plus Probable reserve additions (mmBOE) | **53.2** | 15.6 |
| **Average cost ($/BOE)** | **$ 13.20** | $ 15.71 |

(1) Proved and Proved plus Probable reserve additions exclude the impact of technical revisions and economic factors.
(2) Under NI 51-101 the implied methodology to be used to calculate finding development and acquisition (FD&A) costs includes incorporating future development capital (FDC) required to bring the Company Interest Proved Undeveloped and Probable reserves to production. The average cost per BOE from Company Interest Proved reserve additions includes FDC of $0.62/BOE ($0.84/BOE for 2003), and the average cost per BOE from Company Interest Proved plus Probable reserve additions includes FDC of $0.92/BOE ($1.06/BOE for 2003).
(3) The aggregate of the costs incurred under the capital development program incurred in 2004 and the estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
(4) Net of dispositions.



Capitalized General and Administrative
Land and Lease Acquisitions
Production Facilities
Geological and Geophysical
Gas Gathering
Compression and Processing
Equipping and Tie-in
Drilling and Completions


**2004 DEVELOPMENT CAPITAL**



Corporate
Development
Acquisitions


**2004 CAPITAL EXPENDITURES**

Drilling, completions and tie-in spending represents 65% of development capital that contributed to new reserve additions. Of the development capital, $24.9 million or 20% was invested in facilities, which includes debottlenecking, increasing capacity and other activities that contribute to future production volumes.

In 2005, PrimeWest plans to invest approximately $125 million on its capital development programs. The 2005 program will focus on further development of our Alberta natural gas assets.

Given that production volumes will decline naturally over time as oil or natural gas reservoirs are depleted, PrimeWest is always striving to offset this natural production decline and add to reserves in an effort to sustain cash flows. Investment in activities such as development drilling, workovers, and recompletions can add incremental production volumes and reserves.

Capital is allocated on the basis of anticipated rate of return on projects undertaken. At PrimeWest, every capital project is measured against stringent economic evaluation criteria prior to approval. These criteria include expected return, risks and further development opportunities.

## ASSETS

Since inception, PrimeWest has focused on the conventional oil and natural gas plays of the Western Canada Sedimentary Basin. Within this focused area, we have a diversified, multi-zone suite of assets stretching from northeast B.C. and across much of Alberta. We believe this diversity reduces risks to overall corporate production and cash flow, while the core area focus allows us to capitalize on our existing technical knowledge in each of the core areas.

## RESERVES AND PRODUCTION

National Instrument 51-101 (NI 51-101) was introduced by the Canadian Securities Administrators in 2003 to improve the standards and quality of reserve reporting and to achieve a higher industry consistency. Under NI 51-101, "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of "Probable" reserves, which are obviously less certain to be recovered than Proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. With respect to the consideration of certainty, in order to report reserves as Proved plus Probable, the reporting company must believe that there is at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

In accordance with NI 51-101, six thousand cubic feet (6 mcf) of natural gas and one barrel of natural gas liquids (1 barrel NGLs) each equal one barrel of oil equivalent (1 BOE). This conversion rate is not based on price or energy content. As such, BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf of natural gas to 1 barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth a reconciliation of light, medium and heavy crude oil, natural gas, natural gas liquids and barrels of oil equivalent of the Company Interest reserves of PrimeWest for the year ended December 31, 2004, derived from the report of the independent reserve evaluators, Gilbert Lausten Jung Associates Ltd. (GLJ), using Forecast Price and Cost estimates, and reconciled to December 31, 2003. PrimeWest's Company Interest reserves include working interest and royalties receivable. This definition is consistent with the basis on which reserves were reported in prior years.

**Company Interest Reserves – Consultants' Average Pricing**

| | Light, Medium and Heavy Crude Oil (mbbls) | | | | Natural Gas (Bcf) | | | |
|---|---|---|---|---|---|---|---|---|
| | Proved Producing | Total Proved | Probable | Proved plus Probable | Proved Producing | Total Proved | Probable | Proved plus Probable |
| December 31, 2003 | 18,854.0 | 19,554.6 | 3,324.4 | 22,879.0 | 304.9 | 343.2 | 89.0 | 432.2 |
| Capital additions | 680.3 | 704.9 | 545.4 | 1,250.3 | 10.5 | 19.8 | 5.6 | 25.4 |
| Improved recovery | 356.1 | 329.1 | 20.1 | 349.2 | 11.9 | 13.2 | 6.7 | 19.9 |
| Technical revisions | 1,233.5 | 1,193.9 | 107.1 | 1,301.0 | (6.3) | (3.2) | (7.7) | (10.9) |
| Acquisitions | 3,033.7 | 3,306.1 | 600.4 | 3,906.5 | 194.2 | 224.7 | 58.7 | 283.4 |
| Dispositions | (2,074.3) | (2,292.3) | (459.4) | (2,751.7) | (6.6) | (10.1) | (3.1) | (13.2) |
| Economic factors(1) | – | – | – | – | (5.0) | (5.1) | (0.3) | (5.4) |
| Production | (3,031.3) | (3,031.3) | – | (3,031.3) | (53.4) | (53.4) | – | (53.4) |
| **December 31, 2004** | **19,052.0** | **19,765.0** | **4,138.0** | **23,903.0** | **450.2** | **529.2** | **148.7** | **677.9** |

| | Natural Gas Liquids (mbbls) | | | | Barrel of Oil Equivalent (mmBOE) | | | |
|---|---|---|---|---|---|---|---|---|
| | Proved Producing | Total Proved | Probable | Proved plus Probable | Proved Producing | Total Proved | Probable | Proved plus Probable |
| December 31, 2003 | 7,798.0 | 8,975.1 | 2,887.7 | 11,862.8 | 77.5 | 85.7 | 21.1 | 106.8 |
| Capital additions | 259.1 | 294.0 | 61.3 | 355.3 | 2.7 | 4.3 | 1.5 | 5.8 |
| Improved recovery | 398.3 | 458.6 | 311.1 | 769.7 | 2.7 | 3.0 | 1.4 | 4.4 |
| Technical revisions | (365.4) | (243.5) | (349.0) | (592.5) | (0.2) | 0.4 | (1.5) | (1.1)[1] |
| Acquisitions | 4,838.6 | 5,706.4 | 1,406.0 | 7,112.4 | 40.3 | 46.5 | 11.8 | 58.3 |
| Dispositions | (52.3) | (65.3) | (35.1) | (100.4) | (3.2) | (4.0) | (1.1) | (5.1) |
| Economic factors[2] | – | – | – | – | (0.8) | (0.9) | – | (0.9) |
| Production | (1,137.3) | (1,137.3) | – | (1,137.3) | (13.1) | (13.1) | – | (13.1) |
| **December 31, 2004** | **11,739.0** | **13,988.0** | **4,282.0** | **18,270.0** | **105.8** | **121.9** | **33.3** | **155.2** |

Columns may not add due to rounding.

(1) Approximately 0.8 mmBOE of this amount is attributable to the cessation of liquids stripping, resulting in a higher heat content gas stream.

(2) Economic factors relate to reserves that have been shut-in due to the EUB gas-over-bitumen issue. Due to the uncertainty of their future production, these reserves have been removed from the corporate total.

The following table sets forth a reconciliation of PrimeWest's net reserves for the year ended December 31, 2004 derived from the report of the independent reserve evaluators, GLJ, using the Consultants' Average Pricing and cost estimates. These year end reserves are reconciled to December 31, 2003 reserves. PrimeWest's net reserves include working interest reserves plus royalties receivable, less royalties payable, as stipulated by NI 51-101. All data in the following tables was provided by GLJ.

**Net Reserves – Consultants' Average Pricing**

| | Light and Medium Crude Oil (mbbls) | | | | Heavy Oil (mbbls) | | | |
|---|---|---|---|---|---|---|---|---|
| | Proved Producing | Total Proved | Probable | Proved plus Probable | Proved Producing | Total Proved | Probable | Proved plus Probable |
| December 31, 2003 | 14,284 | 14,829 | 2,504 | 17,333 | 2,856 | 2,959 | 435 | 3,394 |
| Extensions | 460 | 482 | 427 | 909 | – | – | – | – |
| Improved Recovery | 312 | 286 | 17 | 303 | 4 | 4 | 1 | 5 |
| Technical revisions | 126 | 5 | 69 | 74 | (40) | (1) | (14) | (15) |
| Discoveries | 82 | 82 | 28 | 110 | – | – | – | – |
| Acquisitions | 2,415 | 2,602 | 458 | 3,060 | 297 | 352 | 74 | 426 |
| Dispositions | (1,331) | (1,417) | (454) | (1,871) | (454) | (570) | (136) | (706) |
| Economic factors[1] | 268 | 276 | 49 | 325 | 762 | 763 | 143 | 906 |
| Production | (1,849) | (1,849) | – | (1,849) | (884) | (884) | – | (884) |
| **December 31, 2004** | **14,767** | **15,296** | **3,098** | **18,394** | **2,541** | **2,623** | **503** | **3,126** |

| | Associated and Non-Associated Gas (Natural Gas) (Bcf) | | | | Natural Gas Liquids (mbbls) | | | |
|---|---|---|---|---|---|---|---|---|
| | Proved Producing | Total Proved | Probable | Proved plus Probable | Proved Producing | Total Proved | Probable | Proved plus Probable |
| December 31, 2003 | 240.7 | 269.9 | 70.1 | 339.9 | 5,570 | 6,381 | 2,051 | 8,433 |
| Extensions | 7.3 | 14.9 | 4.1 | 19.1 | 174 | 205 | 40 | 245 |
| Improved recovery | 9.5 | 10.6 | 5.3 | 15.9 | 278 | 320 | 214 | 534 |
| Technical revisions | (0.8) | 1.8 | (6.1) | (4.4) | (305) | (189) | (259) | (448) |
| Discoveries | 0.9 | 1.2 | 0.4 | 1.6 | 3 | 6 | 2 | 8 |
| Acquisitions | 154.5 | 179.0 | 46.6 | 225.6 | 3,405 | 4,021 | 980 | 5,001 |
| Dispositions | (9.3) | (12.1) | (2.9) | (15.0) | (37) | (46) | (23) | (69) |
| Economic factors[1] | (2.4) | (2.6) | 0.1 | (2.4) | 20 | 13 | 2 | 15 |
| Production | (42.2) | (42.2) | 0.0 | (42.2) | (800) | (800) | – | (800) |
| **December 31, 2004** | **358.2** | **420.4** | **117.6** | **538.0** | **8,308** | **9,911** | **3,008** | **12,919** |

| | Total (mmBOE) | | | |
|---|---|---|---|---|
| | Proved Producing | Proved | Probable | Proved plus Probable |
| December 31, 2003 | 62.8 | 69.1 | 16.7 | 85.8 |
| Extensions | 1.9 | 3.2 | 1.2 | 4.3 |
| Improved recovery | 2.2 | 2.4 | 1.1 | 3.5 |
| Technical revisions | (0.4) | 0.1 | (1.2) | (1.1)(1) |
| Discoveries | 0.2 | 0.3 | 0.1 | 0.4 |
| Acquisitions | 31.9 | 36.8 | 9.3 | 46.1 |
| Dispositions | (3.4) | (4.1) | (1.1) | (5.2) |
| Economic factors(2) | 0.6 | 0.6 | 0.2 | 0.8 |
| Production | (10.6) | (10.6) | 0.0 | (10.6) |
| **December 31, 2004** | **85.3** | **97.9** | **26.2** | **124.1** |

Columns may not add due to rounding.

(1) Approximately 0.8 mmBOE of this amount is attributable to the cessation of liquids stripping, resulting in a higher heat content gas stream.

(2) Economic factors relate to reserves that have been shut-in due to the EUB gas-over-bitumen issue. Due to the uncertainty of their future production, these reserves have been removed from the corporate total.

## FORECAST PRICES AND COSTS

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs on a Company Interest, gross and net basis.

### Summary of Oil and Natural Gas Reserves and Net Present Values of Future Net Revenue as of December 31, 2004 Forecast Prices and Costs

| | Reserves | | | | | |
|---|---|---|---|---|---|---|
| | Light and Medium Crude Oil (mbbls) | | | Heavy Oil (mbbls) | | |
| Reserves Category | Company Interest | Gross | Net | Company Interest | Gross | Net |
| PROVED | | | | | | |
| Developed producing | 16,272 | 14,701 | 14,767 | 2,780 | 2,766 | 2,541 |
| Developed non-producing | 267 | 267 | 249 | 61 | 61 | 54 |
| Undeveloped | 354 | 335 | 280 | 32 | 32 | 28 |
| TOTAL PROVED | 16,893 | 15,303 | 15,296 | 2,872 | 2,859 | 2,623 |
| PROBABLE | 3,587 | 3,295 | 3,098 | 551 | 548 | 503 |
| **TOTAL PROVED PLUS PROBABLE** | **20,480** | **18,597** | **18,394** | **3,423** | **3,407** | **3,126** |

Columns may not add due to rounding.

| | Reserves | | | | | |
|---|---|---|---|---|---|---|
| | Natural Gas (Bcf) | | | Natural Gas Liquids (mbbls) | | |
| Reserves Category | Company Interest | Gross | Net | Company Interest | Gross | Net |
| PROVED | | | | | | |
| Developed producing | 450.2 | 440.8 | 358.2 | 11,739 | 11,494 | 8,308 |
| Developed non-producing | 38.1 | 38.0 | 30.2 | 1,089 | 1,089 | 808 |
| Undeveloped | 40.9 | 40.9 | 32.0 | 1,160 | 1,160 | 795 |
| TOTAL PROVED | 529.2 | 519.8 | 420.4 | 13,988 | 13,743 | 9,911 |
| PROBABLE | 148.7 | 147.3 | 117.6 | 4,282 | 4,243 | 3,008 |
| **TOTAL PROVED PLUS PROBABLE** | **677.9** | **667.0** | **538.0** | **18,270** | **17,986** | **12,919** |

Columns may not add due to rounding.

| Reserves Category | Company Interest (Reserves Total (mBOE)) | Gross | Net |
|---|---|---|---|
| PROVED | | | |
| Developed producing | 105,825 | 102,431 | 85,316 |
| Developed non-producing | 7,761 | 7,753 | 6,143 |
| Undeveloped | 8,368 | 8,349 | 6,441 |
| TOTAL PROVED | 121,954 | 118,533 | 97,900 |
| PROBABLE | 33,208 | 32,629 | 26,207 |
| **TOTAL PROVED PLUS PROBABLE** | **155,162** | **151,162** | **124,107** |

Columns may not add due to rounding.

Net Present Values of Future Net Revenue

| Reserves Category | Before Future Income Tax Expenses Discounted at (%) ($ millions) 0% | 5% | 10% | 15% | 20% | After Future Income Tax Expenses Discounted at (%) ($ millions) 0% | 5% | 10% | 15% | 20% |
|---|---|---|---|---|---|---|---|---|---|---|
| PROVED | | | | | | | | | | |
| Developed producing | 2,263.6 | 1,655.8 | 1,331.5 | 1,129.6 | 990.8 | 2,263.6 | 1,655.8 | 1,331.5 | 1,129.6 | 990.8 |
| Developed non-producing | 165.2 | 99.4 | 71.7 | 56.6 | 47.2 | 165.2 | 99.4 | 71.7 | 56.6 | 47.2 |
| Undeveloped | 137.5 | 84.1 | 56.4 | 40.0 | 29.2 | 137.5 | 84.1 | 56.4 | 40.0 | 29.2 |
| TOTAL PROVED | 2,566.2 | 1,839.3 | 1,459.6 | 1,226.1 | 1,067.2 | 2,566.2 | 1,839.3 | 1,459.6 | 1,226.1 | 1,067.2 |
| PROBABLE | 731.8 | 392.1 | 254.8 | 184.9 | 143.3 | 731.8 | 392.1 | 254.8 | 184.9 | 143.3 |
| **TOTAL PROVED PLUS PROBABLE** | **3,298.1** | **2,231.4** | **1,714.4** | **1,411.0** | **1,210.5** | **3,298.1** | **2,231.4** | **1,714.4** | **1,411.0** | **1,210.5** |

Columns may not add due to rounding.

## PRODUCTION VOLUMES

| | **2004** | 2003 | Change (%) |
|---|---|---|---|
| Natural gas (mmcf/day) | **145.1** | 134.1 | 8 |
| Crude oil (bbls/day) | **8,282** | 8,116 | 2 |
| Natural gas liquids (bbls/day) | **3,107** | 2,855 | 9 |
| **Total (BOE/day)** | **35,578** | 33,316 | 7 |
| Gross overriding royalty volumes included above (BOE/day) | **1,440** | 1,604 | (10) |

*All production information is reported before the deduction of Crown and freehold royalties.*

The 7% increase in production volumes year-over-year is due to the acquisition of Seventh Energy and Calpine assets during the year, combined with development additions, and offset by asset divestitures and natural decline. During 2004, approximately 2,900 BOE/day of annualized incremental production was brought on-line from development activities to mitigate decline. Approximately 1,900 BOE/day of new production remained behind pipe at the end of 2004.

The acquisition of the Calpine assets, with current production volumes of approximately 14,360 BOE/day added the equivalent of 4,759 BOE/day in 2004 average daily production volumes. Assets acquired from Seventh Energy contributed 1,198 BOE/day to 2004 average daily production volumes.

Production from PrimeWest's non-operated Ells property in northeast Alberta was shut-in by the Alberta Energy and Utilities Board (EUB) effective July 1, 2004, as a result of the gas-over-bitumen issue. The gas-over-bitumen issue refers to the announcement on June 3, 2003 by the Alberta Energy and Utilities Board ("EUB") proposing a change in policy respecting gas production from the Wabiskaw and McMurray formations in the Athabasca Oil Sands area of northeastern Alberta. The process outlined by the EUB resulted in the shut-in of approximately 330 BOE/day of PrimeWest's production. In October 2004, the Government of Alberta enacted amendments to the Natural Gas Royalty Regulations of 2002 specifically with respect to gas production in the affected area. This amendment provides for a technical change to the royalty calculation for gas producers adversely affected by the EUB shut-in orders. This technical change to the calculation of royalties represents a reduction in royalties paid by PrimeWest to the Province of Alberta. PrimeWest is evaluating the change to the royalty calculation and its impact as well as any further steps to be taken in relation to the gas-over-bitumen issue.

An additional shut-in of 300 BOE/day at PrimeWest's non-operated Whiskey Creek area is a result of the limited capacity at the Quirk Creek gas plant. With no alternate facilities in the area, PrimeWest's production will remain behind pipe until processing capacity becomes available at the Quirk Creek facility, which is expected to be mid-2005.

PrimeWest expects production for full year 2005 to be approximately 41,000 BOE/day. This estimate incorporates PrimeWest's expected natural decline rate and production volume shut-ins, offset by production additions resulting from the capital development program.

## COMMODITY PRICES

| **Benchmark Prices** | **2004** | 2003 | Change (%) |
|---|---|---|---|
| **Natural Gas** | | | |
| NYMEX (US$/mcf) | **$ 6.09** | $ 5.44 | 12 |
| AECO (Cdn$/mcf) | **$ 6.79** | $ 6.70 | 1 |
| Crude oil WTI (US$/bbl) | **$ 41.40** | $ 31.04 | 33 |

| **Average Realized Sales Prices** (1) (Canadian Dollars) | **2004** | 2003 | Change (%) |
|---|---|---|---|
| Natural gas ($/mcf) (2) | **$ 6.61** | $ 6.05 | 9 |
| Crude oil ($/bbl) | **$ 36.83** | $ 33.94 | 9 |
| Natural gas liquids ($/bbl) | **$ 43.69** | $ 35.34 | 24 |
| Total ($/BOE) | **$ 39.35** | $ 35.63 | 10 |
| Realized hedging loss included in prices above ($/BOE) | **$ (2.16)** | $ (2.51) | (14) |

(1) Includes hedging losses.
(2) Excludes sulphur.

Commodity prices were generally higher in 2004 than in 2003, with the average realized selling price per BOE of PrimeWest's production increased by 10% before hedging impact. The effect of hedging reduced PrimeWest's 2004 realized price by $2.16/BOE, compared to a reduction of $2.51/BOE in 2003. The use of financial hedges is designed to reduce the impact of commodity price volatility and improve the predictability of cash flow from operations.

The realized Canadian selling price that PrimeWest receives from its oil production is also impacted by currency exchange rates. Canadian oil prices are benchmarked in US dollars, therefore a stronger Canadian dollar translates into lower realized prices and revenue, when measured in Canadian dollars.

**Crude Oil Prices** – Crude oil prices rose strongly in 2004, reflecting higher global demand and continued concerns over supply amidst political uncertainty in a number of the producing regions around the world. Strong economic growth in China and India, together with a recovering US economy, has significantly increased oil consumption and tightened the supply/demand balance. On the supply side, the anticipated increase in Iraqi export capability did not occur due to continued violence and sabotage of production and pipeline infrastructures within the country. With rising demand, excess production capacity that existed within OPEC was used up, leaving Saudi Arabia, Kuwait and United Arab Emirates as the only OPEC members with surplus capability to increase production quickly to offset any supply disruptions that may occur in other parts of the world. As a result, prices fluctuated in response to world events and weather conditions. During 2004, oil prices increased from US$32.50/barrel at the beginning of the year to a historical high of US$55.17/barrel on October 22, before dropping back to US$43.45/barrel by year end.

As at December 31, 2004, the forward market for crude oil indicated a gradual lessening of prices over the next 12 months to approximately US$41.50/barrel by next year end. However, prices rebounded once again in late January 2005, nearing US$50.00/barrel, reflecting continued market nervousness with potential supply disruptions. Key factors that could influence prices in 2005 include: potential for a slow down in demand growth in Asia in response to higher prices, particularly in China and India; OPEC's ability to control production to balance supply and demand at their desired price levels; Iraq's ability to restore oil export capability; non- OPEC production growth and the impact of higher oil prices on world consumption.

Canadian companies that produce crude oil of a heavier grade will be required to contend with the widening of the price differential versus lighter, sweet crude oil. As the majority of the new crude production brought into the markets is a heavier crude with higher $H_2S$ content that requires special refinery handling capability, the price differential has increased over the course of 2004. In addition, the realized price for heavy oil producers has been negatively affected by the large premium being priced into the cost of diluents, natural gas by-products that are used to blend heavier crude oil to improve transportability. PrimeWest's crude oil production consists of 70% light and 30% medium to slightly heavy grade. The medium and slightly heavy grade oil does not require any diluent blending and attracts a better pricing differential than the heavier crude oil production.

**Natural Gas Prices** – PrimeWest's realized natural gas price increased approximately 3% from a 2003 average of $6.51/mcf to $6.70/mcf during 2004. Industry outlook for natural gas prices was bullish at the beginning of 2004 as North American gas storage levels were being drawn down to below historical averages due to



$8.00
$6.00
$4.00
$2.00
0
96 97 98 99 00 01 02 03 04 05 06 07 08 09
1.46 1.88 2.07 2.96 5.02 6.30 4.07 6.74 6.79 6.45 6.56 6.17 5.85 5.55


**NATURAL GAS PRICING – HISTORICAL AND FORWARD STRIP** (Cdn$/mcf)

■ Historical AECO Natural Gas Price
□ Forward Strip at December 31, 2004

late cold winter weather. Even though gas storage recovered and exceeded historical levels later in the year, higher crude oil prices helped sustain gas prices in the summer. However, cool summer temperatures that reduced electricity demand, coupled with mild winter weather during the latter part of 2004, dampened previously bullish gas price expectations. North American gas storage levels at 2004 year end were higher than the five-year average. As of December 31, 2004, forward gas prices had also retracted from previous high levels, with the NYMEX price increasing only slightly from US$6.15/mmbtu at 2004 year end to US$6.88/mmbtu by December 2005. However, it should be noted that this forward price curve is still considerably higher than the forward curve at 2003 year end.

Early in 2005, gas prices have partly recovered from the more bearish view at year end with brief periods of cold weather in many of the US gas-consuming regions. Although gas storage levels remain high by historical standards, the market will likely accept higher storage levels going forward as the operating norm for fear of shortages during extreme weather conditions. A continued buoyant crude oil market should serve as a support for gas prices. Based on energy equivalent, natural gas is currently trading at the low end of the price range established by distillates and fuel oil. With demand remaining strong after adjusting for weather-related factors, the upside potential for gas price is favourable. Key factors which will influence gas prices in 2005 include: North American weather patterns in the upcoming summer and winter seasons; the ability of producers in Canada and the US to replace and add to production levels with increased drilling; the growth of gas demand in the electricity sector; the impact of government regulations and the market response to conservation.

## SALES REVENUE

| Revenue ($ millions)(1) | | **2004** | **% of Total** | | 2003 | % of Total | Change (%) |
|---|---|---|---|---|---|---|---|
| Natural gas(2) | **$** | **351.0** | **69** | $ | 295.9 | 68 | 19 |
| Crude oil | | **111.7** | **22** | | 100.5 | 23 | 11 |
| Natural gas liquids | | **49.7** | **9** | | 36.8 | 9 | 35 |
| Total | **$** | **512.4** | | $ | 433.2 | | |
| Hedging loss included above | **$** | **(28.2)** | | $ | (30.5) | | (8) |

(1) Net of transportation expense.
(2) Excludes sulphur.

Revenues for 2004 were $512.4 million compared to $433.2 million in the previous year, including the effect of hedging. Higher gas sales volumes as a result of the Calpine asset and Seventh Energy acquisitions completed in 2004, along with higher crude oil and natural gas liquids prices were the major contributors to the increased revenue in 2004.

Based on the forward markets, the overall outlook for commodity prices in 2005 is lower, and has been reflected in PrimeWest's internal price forecasts. If the pricing environment softens in 2005, and the Canadian dollar remains strong, oil and gas revenues will be negatively impacted. Since a greater portion of PrimeWest's revenues (69%) is derived from natural gas, the Trust has greater sensitivity to changes in natural gas prices than crude oil prices.

## 2004 HEDGING RESULTS

As part of our financial management strategy, PrimeWest uses a consistent commodity hedging approach. The purposes of the hedging program are to reduce volatility in cash flows, protect acquisition economics and stabilize cash flow against the unpredictable commodity price environment. PrimeWest's hedging policy reflects a willingness to forfeit a portion of the pricing upside in return for protection against a significant downturn in prices.

| | Crude Oil ($/bbl) | | Natural Gas ($/mcf)[1] | | BOE ($/BOE)[1] | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Unhedged price | **$ 44.46** | $ 36.55 | **$ 6.70** | $ 6.51 | **$ 41.51** | $ 38.14 |
| Hedging loss | **(7.63)** | (2.61) | **(0.09)** | (0.46) | **(2.16)** | (2.51) |
| **Realized price** | **$ 36.83** | $ 33.94 | **$ 6.61** | $ 6.05 | **$ 39.35** | $ 35.63 |

(1) Excludes sulphur.

| | **2004 Hedge Loss** | | 2003 Hedge Loss | |
|---|---|---|---|---|
| | **% Hedged** | **$ Millions** | % Hedged | $ Millions |
| Crude oil | **58** | **$ 23.1** | 65 | $ 7.7 |
| Natural gas | **54** | **5.1** | 61 | 22.8 |
| **Total loss** | | **$ 28.2** | | $ 30.5 |

The table below shows the approximate percentage of future anticipated production volumes hedged at December 31, 2004, net of anticipated royalties, reflecting full production declines with no offsetting additions.

| 2005 | Q1 | Q2 | Q3 | Q4 | Full Year |
|---|---|---|---|---|---|
| Crude oil | 72% | 68% | 47% | 41% | 57% |
| Natural gas | 59% | 56% | 49% | 49% | 53% |
| 2006 | | | | | |
| Crude oil | 17% | 0% | 0% | 0% | 4% |
| Natural gas | 35% | 0% | 0% | 0% | 9% |

A summary of hedging contracts in place as at December 31, 2004 is available under Note 16 in the Notes to consolidated financial statements.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships," became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. PrimeWest is not applying hedge accounting to its hedging relationships. As a result, PrimeWest's derivatives are marked-to-market with the resulting gain or loss reflected in earnings for the reporting period.

The 2004 income statement shows an unrealized gain of $0.1 million on derivatives resulting from the change in the mark-to-market valuation of the derivative financial instruments during the period. The gain was comprised of an $8.9 million loss for crude oil hedges, a $9.1 million gain for natural gas hedges and a $0.1 million loss for electrical power hedges.

For the year ended December 31, 2004 the cash impact of contract settlement was a $28.1 million loss comprised of a $23.1 million loss in crude oil, a $5.1 million loss in natural gas, a $0.8 million gain on electrical power and a $0.7 million loss in interest-rate swaps.

## ROYALTIES (NET OF ARTC)

PrimeWest pays royalties to the owners of mineral rights with whom PrimeWest holds leases. PrimeWest has mineral leases with the Crown (provincial and federal governments) and freeholders (individuals or other companies). Alberta Royalty Tax Credit (ARTC) is a tax rebate provided by the Alberta government to producers that paid eligible Crown royalties in the year.

| ($ millions, except per BOE) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Royalty expense (net of ARTC) | $ | **119.8** | $ | 101.9 | 18 |
| Per BOE | $ | **9.20** | $ | 8.38 | 10 |
| Royalties as a percentage of sales revenues | | | | | |
| With hedge revenue | | **23%** | | 24% | (4%) |
| Excluding hedge revenue | | **22%** | | 22% | 0% |

Royalty expense in 2004 was 18% higher than in 2003 due to higher revenues year-over-year. The Crown royalty system is based on a sliding scale structure that increases the royalty rates as commodity prices rise.

Because of the sliding scale Crown royalty system, future changes to prices will be accompanied by changes in royalty rates and royalty expense.

## OPERATING EXPENSES

| ($ millions, except per BOE) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Operating expense | $ | **88.9** | $ | 79.4 | 12 |
| Per BOE | $ | **6.83** | $ | 6.53 | 5 |

Operating expenses for 2004 are $9.5 million higher than 2003. A primary contributor to the increase in operating expense was the increased production volume from the Seventh Energy and Calpine asset acquisitions in 2004. On a per BOE basis, operating expenses increased 5% over the 2003 level reflecting the impact on costs of high activity in the industry.

Operating expenses are primarily impacted by labour and power costs which represent approximately 29% of PrimeWest's costs. Other costs that are difficult to influence, including partner-operated expenses, property taxes and lease rentals, make up approximately 32% of our costs. PrimeWest is targeting 2005 operating expenses at approximately $6.60/BOE.



00 01 02 03 04
5.09 5.42 5.52 6.53 6.83


**OPERATING EXPENSES**
($/BOE)

## OPERATING MARGIN

| ($/BOE) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Sales price and other revenue[(1)] | $ | **40.13** | $ | 36.20 | 11 |
| Transportation expense | | **(0.63)** | | (0.68) | (7) |
| Royalties | | **(9.20)** | | (8.38) | 10 |
| Operating expenses | | **(6.83)** | | (6.53) | 5 |
| **Operating margin** | $ | **23.47** | $ | 20.61 | 14 |

(1) Includes hedging and sulphur.

Operating margins increased 14% from 2003 on a per BOE basis. The increase in 2004 compared to 2003 is primarily due to higher sales prices, offset by higher unit operating expenses and higher royalties. Operating margin measures the level of cash flow per BOE at the field level and before head office expenses.

The operating margin for 2005 will be heavily dependent on commodity prices. PrimeWest will continue to emphasize the maintenance of lower than average operating expenses to maximize margins, which can reduce the volatility of cash flows through commodity price cycles.


00 01 02 03 04
21.33 22.78 18.46 20.61 23.47

**OPERATING MARGIN**
($/BOE)

**GENERAL AND ADMINISTRATIVE EXPENSE (G&A)**

($ millions, except per BOE)

| | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Cash general and administrative expense | $ | **19.0** | $ | 14.5 | 31 |
| Per BOE | $ | **1.46** | $ | 1.20 | 22 |
| Non-cash general and administrative expense | $ | **9.4** | $ | 14.4 | (35) |
| Per BOE | $ | **0.73** | $ | 1.19 | (39) |

Cash G&A expenses increased $4.5 million over 2003 reflecting higher salaries, higher short-term incentive bonuses, increased information technology expenditures, one-time consulting costs associated with potential acquisitions, and increased Board of Directors costs. These increases were partially offset by increases in overhead recoveries.

Included in non-cash G&A expense is $8.5 million relating to the change in the value of the Unit Appreciation Rights (UARs), granted under the Long-Term Incentive Plan (LTIP). UARs in a Trust are similar to stock options in a corporation. The program is based on total Unitholder return, which is comprised of cumulative distributions on a reinvested basis plus growth in Unit price. No benefit accrues to the UARs until the Unitholders have first achieved a 5% total annual return from the time of grant. PrimeWest continues to pay for the exercise of UARs in Trust Units. Expenses related to the LTIP are recorded on a mark-to-market basis, whereby increases or decreases in the valuation of the UAR liability are reported quarterly, as a charge to the income statement. Also included in non-cash G&A expense is $0.9 million related to the Special Employee Retention Plan. See Note 14 to the consolidated financial statements.

**INTEREST EXPENSE**

| ($ millions, except per Trust Unit) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Interest expense | $ | **20.6** | $ | 15.1 | 36 |
| Period end net debt level | $ | **552.0** | $ | 255.9 | 116 |
| Debt per Trust Unit | $ | **7.77** | $ | 5.07 | 53 |
| Average cost of debt | | **4.8%** | | 4.7% | |

Interest expense, representing interest on bank debt, the Senior Secured Notes, and the Convertible Unsecured Subordinated Debentures increased to $20.6 million from $15.1 million in 2003 due to higher average debt balances in 2004 compared to 2003. Debt levels increased in the third quarter of 2004 with the issuance of additional bank debt and the Convertible Debentures to fund the acquisition of the Calpine assets.

The average cost of debt has increased due to the issuance of the Convertible Unsecured Subordinated Debentures in the third quarter of 2004. The $150 million Series I and $100 million Series II Debentures bear annual interest at 7.5% and 7.75% respectively.

**FOREIGN EXCHANGE GAIN**

The foreign exchange gain of $11.7 million results from the translation of the US dollar denominated Senior Secured Notes and related interest payable. The notes were issued at 1.3923:1 Canadian to US dollars, and the close rate on December 31, 2004 was 1.2020:1 Canadian to US dollars.

**DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A)**

The 2004 DD&A rate of $15.15/BOE is lower than the 2003 rate of $16.70/BOE due to the January 1, 2004 ceiling test write-down of $309 million, offset by the impact of the Calpine asset acquisition.

**CEILING TEST**

Effective January 1, 2004, PrimeWest adopted CICA Accounting Guideline 16 (AcG-16), "Oil and Gas Accounting – Full Cost".

The guideline is effective for fiscal years beginning on or after January 1, 2004. The cost impairment test is a two-stage process that is performed at least annually. The first stage of the test determines if the cost pool is impaired. An impairment loss exists when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from Proved reserves plus Unproved properties using management's best estimate of future prices. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

Performing this test at January 1, 2004, using Consultants' Average Prices as at January 1, 2004 of AECO $5.90/mcf for natural gas and US$29.21/barrel WTI for crude oil resulted in a before tax impairment of $308.9 million, and an after-tax impairment of $233.3 million. The write-down was booked to accumulated income in the first quarter of 2004.

Performing this test at December 31, 2004, using consultants' average prices as at January 1, 2005, of AECO $6.79/mcf for natural gas and US$42.76/barrel WTI for crude oil results in a ceiling test surplus.

**SITE RECLAMATION AND RESTORATION RESERVE**

Since the inception of the Trust, PrimeWest has maintained a site reclamation fund to pay for future costs related to well abandonment and site cleanup. The fund is used to pay for such costs as they are incurred. The 2004 contribution rate for the fund was unchanged from 2003 at $0.50/BOE, which was expected to be sufficient to meet expenditure requirements for the future. As at December 31, 2004, the site reclamation fund had a balance of $10.3 million.

The site reclamation and abandonment costs incurred for 2004 were $4.6 million, compared to $2.2 million in 2003.

The 2005 contribution rate has been set at $0.50/BOE.

## ASSET RETIREMENT OBLIGATION

PrimeWest retroactively adopted the new CICA Handbook section 3110, "Asset Retirement Obligations" in the first quarter of 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.

## NET ASSET VALUE

Net asset value (NAV) measures the net worth of PrimeWest by subtracting the value of debt from the estimated economic value of its underlying assets – primarily crude oil, natural gas and natural gas liquids reserves. The value placed on these reserves is the pre-tax present value of future net cash flows, discounted at 10%, as independently assessed by GLJ as at January 1, 2005. The present value of reserves reflects provisions for royalties, operating costs, future capital costs and site reclamation and abandonment costs, but is prior to deductions for income taxes, interest costs and general and administrative costs.

This calculation is a "snapshot" in time and is heavily dependent upon commodity price expectations at the point in time the "snapshot" is taken. Accordingly, the NAV as at January 1, 2005 may not reflect fairly the equity market trading value of PrimeWest. It is also significant to note that NAV reduces as reserves are produced and net operating cash flow is distributed to Unitholders. Value is delivered to Unitholders through such monthly distributions.

The following table sets forth the calculation of NAV:

| As at December 31 ($ millions, except per Trust Unit amounts) | **2004 Consultants' Average** | 2003 Consultants' Average |
|---|---|---|
| **Assets** | | |
| Present value of future cash flow discounted at 10% (1)(3) | **$ 1,714.4** | $ 904.6 |
| Market value of Calpine Trust Units | **91.0** | – |
| Mark-to-market value of hedging contracts | **0.1** | (0.5) |
| Unproved lands | **103.9** | 36.0 |
| Reclamation fund | **10.3** | 8.2 |
| | **1,919.7** | 948.3 |
| **Liabilities** | | |
| Debt and working capital deficiency (2) | **(378.5)** | (255.9) |
| Net asset value | **$ 1,541.2** | $ 692.4 |
| Outstanding Trust Units – millions, diluted | **80.5** | 50.4 |
| Net asset value per Trust Unit | **$ 19.15** | $ 13.74 |

(1) Company Interest Proved plus Probable reserves.

(2) Debt excludes Convertible Unsecured Subordinated Debentures.

(3) Refer to *Summary of Oil and Natural Gas Reserves and Net Present Values of Future Net Revenue* table under the section "Reserves and Production" on page 42.

| Pricing Assumptions | | 2004 Consultants' Average | | 2003 Consultants' Average |
|---|---|---|---|---|
| **Edmonton Par Oil – Cdn$/bbl** | | | | |
| 2004 | | **–** | $ | 37.81 |
| 2005 | **$** | **50.37** | $ | 34.10 |
| 2006 | **$** | **47.46** | $ | 32.79 |
| 2007 | **$** | **43.88** | $ | 32.72 |
| 2008 | **$** | **40.89** | $ | 32.89 |
| 2009 | **$** | **39.20** | | – |
| **Spot Gas at AECO-C – Cdn$/mcf** | | | | |
| 2004 | | **–** | $ | 5.90 |
| 2005 | **$** | **6.79** | $ | 5.33 |
| 2006 | **$** | **6.52** | $ | 4.98 |
| 2007 | **$** | **6.25** | $ | 4.95 |
| 2008 | **$** | **5.95** | $ | 4.92 |
| 2009 | **$** | **5.79** | | – |

The NAV calculation is based on the above reference prices as of December 31, 2004 and 2003 and is highly sensitive to changes in price forecasts over time as well as the exchange rate. In addition, the year-over-year change is impacted by the cash distributions made throughout the year, which totalled $196.1 million or $3.30 per Trust Unit. Also, the NAV calculation assumes a "blow down" scenario whereby existing reserves are produced without being replaced by acquisitions and development. A major cornerstone of PrimeWest's strategy is to replace reserves through accretive acquisitions and capital development.

## INCOME AND CAPITAL TAXES

| ($ millions) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Income and capital taxes | **$** | **3.3** | $ | 3.8 | (13) |
| Future income taxes recovery | | **(37.6)** | | (79.9) | (53) |
| **Total income and capital taxes** | **$** | **(34.3)** | $ | (76.1) | (55) |

The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the rate from 12.5% to 11.5% effective April 1, 2004.

During 2003, the Canadian government enacted federal income tax changes for the oil and gas resource sector. The federal income tax changes effectively reduced the statutory tax rates for current and future periods. Specifically, the 100% deductibility of the resource allowance will be completely phased out by the year 2007. During the same time-frame, Crown charges will become 100% deductible and resource tax rates will decline from the current 27% to 21%. These tax rate reductions contributed to the large future tax recovery in 2003.

Cash taxes paid include tax instalments for current and prior years and payments for taxes owing upon the filing of year end tax returns. Cash taxes paid in 2004 include $1.3 million relating to prior years. Income and capital tax expense includes the estimate of the current year's taxes and any adjustments resulting from prior year tax assessments. The year ending December 31, 2004 includes $0.5 million related to prior years.

## NET INCOME

| ($ millions) | | 2004 | | 2003 |
|---|---|---|---|---|
| **Net income** | **$** | **103.4** | $ | 95.9 |

Cash flow from operations, as opposed to net income, is the primary measure of performance for an energy trust. The generation of cash flow is critical to the ability of an energy trust to continue to sustain the monthly distribution of cash to Unitholders.

Conversely, net income is an accounting measure impacted by both cash and non-cash items. The largest non-cash items impacting PrimeWest's net income are foreign exchange gains, depletion, depreciation, and amortization (DD&A) and future taxes.

Net income of $103.4 million exceeded 2003 net income of $95.9 million due to higher revenues offset by increased operating expenses, royalties, general and administrative expenses and lower future tax recoveries.

## LIQUIDITY AND CAPITAL RESOURCES

| **Long-Term Debt** ($ millions) | | 2004 | | 2003 | Change (%) |
|---|---|---|---|---|---|
| Long-term debt | **$** | **656.3** | $ | 250.1 | 162 |
| Working capital deficit/(surplus) | | **(104.3)** | | 5.8 | 1,898 |
| Net debt | **$** | **552.0** | $ | 255.9 | 116 |
| Market value of Trust Units and Exchangeable Shares outstanding(1) | | **1,877.7** | | 1,380.7 | 36 |
| Total capitalization | **$** | **2,429.7** | $ | 1,636.6 | 48 |
| **Net debt as a % of total capitalization** | | **23%** | | 16% | (44) |

(1) Based on December 31 Trust Unit closing price of $26.62 and exchangeable ratio of 0.50408:1.

Long-term debt is comprised of bank credit facilities, Senior Secured Notes and Convertible Unsecured Subordinated Debentures of $264.0 million, $150.3 million and $242.0 million respectively.

PrimeWest had a borrowing base of $625 million at year-end 2004. The bank credit facilities consist of an available revolving term loan of $437.5 million and an operating facility of $25 million with the balance being the maximum amount of the Senior Secured Notes of $162.5 million. In addition to amounts outstanding under the facility, PrimeWest has outstanding letters of credit in the amount of $4.9 million (2003 – $5.1 million). The credit facility revolves until June 30, 2005, by which time the lenders will have conducted their annual borrowing base review.

The Senior Secured Notes in the amount of US$125 million have a final maturity date of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year. The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of US$31,250,000 commencing May 7, 2007.

PrimeWest issued 7.5% (Series I) and 7.75% (Series II) Convertible Unsecured Subordinated Debentures in the third quarter of 2004 for proceeds of $150.0 million and $100.0 million respectively.

The Series I Debentures pay interest semi-annually on March 31 and September 30 and have a maturity date of September 30, 2009. The Series I Debentures are convertible to Trust Units at the option of the holder at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series I Debentures at a price of $1,050 per Series I Debenture after September 30, 2007 and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008 and before maturity. On redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing PrimeWest Trust Units.

The Series II Debentures pay interest semi-annually on June 30 and December 30 and have a maturity date of December 31, 2011. The Series II Debentures are convertible to Trust Units at the option of the holder at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series II Debentures at a price of $1,050 per Series II Debenture after December 31, 2007 and on or before December 31, 2008, at a price of $1,025 per Debenture after December 31, 2008 and on or before December 31, 2009 and after December 31, 2009 and before maturity at $1,000 per Series II Debenture. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal by issuing PrimeWest Trust Units.



00 01 02 03 04*
0.71 1.05 1.32 1.18 1.70


**NET DEBT TO CASH FLOW MULTIPLE**

*Fourth quarter annualized.

PrimeWest has early adopted CICA Handbook section 3860 – "Financial Instruments". In accordance with this new section, the Convertible Unsecured Subordinated Debentures were initially recorded at their fair value of $147.0 million (Series I) and $94.9 million (Series II). The difference between the fair value and the issue proceeds of $8.1 million was recorded in Unitholders' equity ($3.0 million Series I and $5.1 million Series II).

**Unitholders' Equity**

The Trust had 69,886,111 Trust Units outstanding at December 31, 2004 compared to 48,751,883 Trust Units at the end of 2003. In addition, there were 1,294,391 Exchangeable Shares (see below) outstanding at year end, exchangeable into a total of 652,477 Trust Units. The weighted average number of Trust Units, including those issuable by the exchange of Exchangeable Shares, was 59,482,034 Trust Units for 2004 compared to 46,015,519 for 2003.



00 01 02 03 04
12.7 31.5 37.0 48.8 69.9


**TRUST UNITS OUTSTANDING AT YEAR END** (Millions)

During 2004, 116,233 Trust Units were issued to employees pursuant to the LTIP.

In 2004, PrimeWest completed two equity offerings. The first closed on April 22, 2004 raising net proceeds of $134.9 million on the issuance of 5.4 million Trust Units at $26.30 per Trust Unit. Proceeds were used to reduce the indebtedness of PrimeWest under its credit facility. The second offering closed on September 2, 2004 raising net proceeds of $285.1 million on the issuance of 12.3 million Trust Units at $24.40 per Trust Unit. Proceeds were used in the acquisition of the Calpine assets.

In 2004, PrimeWest issued 268,677 Trust Units under the Distribution Reinvestment Plan (DRIP) for $6.5 million (465,969 Trust Units, $11.4 million in 2003); 1,311,462 Trust Units pursuant to the Premium Distribution (PREP) for $32.0 million (134,629 Trust Units, $3.4 million in 2003); and 894,167 Trust Units pursuant to the Optional Trust Unit Purchase Plan component (OTUPP) for $21.5 million in 2004 (721,209 Trust Units, $17.6 million in 2003).

As an alternative to the DRIP component of the Plan, the PREP allows eligible Canadian Unitholders to elect to receive a premium cash distribution of up to 102% of the cash that the Unitholder would otherwise have received on the distribution date, subject to proration in certain events.

The DRIP gives Canadian Unitholders the chance to reinvest their monthly distributions at a 5% discount to the volume weighted average market price of the Trust Units, while the OTUPP gives Canadian Unitholders an opportunity to purchase additional Trust Units directly from PrimeWest at the same 5% discount to the volume weighted average market price. The DRIP and PREP components are mutually exclusive, and participation in the OTUPP requires enrolment in either the DRIP or PREP.

These plan components benefit the Unitholders by offering alternatives to maximize their investment in PrimeWest, while providing the Trust with an inexpensive method to raise additional capital. The Trust expects interest in these plans in 2005 to be similar to 2004. Proceeds from these plans are used for debt reduction of PrimeWest's credit facility and to help fund ongoing capital development programs.

For additional information or to join these plans, contact PrimeWest's Plan Agent, Computershare Trust Company of Canada, at 1-800-564-6253 or visit PrimeWest's website at www.primewestenergy.com.

**Exchangeable Shares**

Exchangeable Shares were issued in connection with both the Venator Petroleum Company Ltd. acquisition in April 2000 and the Cypress Energy Inc. acquisition in March 2001. These shares were issued to provide a tax-deferred rollover of the adjusted cost base from the shares being exchanged to the Exchangeable Shares of PrimeWest. Canadian law does not permit a tax deferral when shares are exchanged for Trust Units.

In 2004, 94,340 Exchangeable Shares were issued pursuant to the Special Employee Retention Plan. During 2003, 161,717 Exchangeable Shares were issued in relation to the termination of the management incentive program of PrimeWest Management Inc. (see Note 14 in the consolidated financial statements).

The Exchangeable Shares do not receive cash distributions. In lieu of receiving cash distributions, the number of Trust Units that the exchangeable shareholder will receive upon exchange increases each month based on the distribution amount divided by the market price of the Trust Units on the 15th day of each month.

At December 31, 2004, there were 1,294,391 Exchangeable Shares outstanding. The exchange ratio on the shares was 0.50408:1 Trust Units for each Exchangeable Share as at year end.

For purposes of calculating basic per Trust Unit amounts, these Exchangeable Shares have been assumed to be exchanged into Trust Units at the current exchange ratio.

**Cash Distributions**

Cash distributions to Unitholders are at the discretion of the Board of Directors and can fluctuate depending on the cash flow generated from operations. As discussed previously, the cash flow available for distribution is dependent upon many factors including commodity prices, production levels, debt levels, capital spending requirements, and factors in the overall industry environment. In order to increase PrimeWest's financial flexibility, the Board of Directors maintains a longer-term target distribution payout ratio of approximately 70–90% of cash flow from operations.

Cash distributions for 2004 were $196.1 million or $3.30 per Trust Unit representing a payout ratio of approximately 74% versus 2003 distributions of $192.6 million or $4.32 per Trust Unit representing a payout ratio of approximately 89%.

Distribution payments to US Unitholders are subject to 15% Canadian withholding tax, which is deducted from the distribution amount prior to deposit into accounts.

### Cash Flow Sensitivities

The table below is designed to provide the directional impact on 2005 annual cash available for distribution per Unit (increase/decrease) depending on changes in the following:

| | $/Trust Unit(1) |
|---|---|
| Crude oil price (US$1.00/bbl WTI increase) | 0.04 |
| Natural gas price ($0.10/mcf increase) | 0.06 |
| Exchange rate (US$0.01 decrease) | 0.03 |
| Interest rate (1% decrease) | 0.02 |
| Production (1,000 BOE/day increase) | 0.12 |

(1) Without the effect of hedging.

The figures in the above table are provided for directional information only and are based on the Units outstanding as at December 31, 2004. Should changes to the commodity price, interest rate, exchange rate or production levels noted above take place, it should not be assumed that a corresponding change would be made to the distribution level.

## CONTRACTUAL OBLIGATIONS

PrimeWest enters into many contractual obligations as part of conducting day-to-day business. Material contractual obligations include debt obligations, lease rental commitments that run from 2005 through 2009 and various pipeline transportation commitments that run through 2010. The details of the timing of these contractual obligations are included in the following table.

| | Payments Due by Period ($ millions) | | | | |
|---|---|---|---|---|---|
| As at December 31, 2004 | **Total** | Less Than 1 Year | 1-3 Years | 4-5 Years | More Than 5 Years |
| Long-term debt obligations | **414.2** | – | 339.1 | 75.1 | – |
| Series I and II Convertible Unsecured Subordinated Debentures | **250.0** | – | – | 150.0 | 100.0 |
| Lease rental obligations | **14.7** | 3.6 | 10.3 | 0.8 | – |
| Pipeline transportation obligations | **15.1** | 7.1 | 7.6 | 0.4 | – |
| Total contractual obligations | **694.0** | 10.7 | 357.0 | 226.3 | 100.0 |

As part of PrimeWest's internalization transaction (see Note 14 in the consolidated financial statements) PrimeWest agreed to issue 377,360 Exchangeable Shares pursuant to a Special Employee Retention Plan. One-quarter of the Exchangeable Shares were issued to the executive officers of PrimeWest on November 6, 2004. One-third of the remaining Exchangeable Shares will be issued on each of the third, fourth and fifth anniversaries of transaction closing, November 6, 2002. As at December 31, 2004, $0.2 million has been accrued in non-cash general and administrative expenses related to the Special Employee Retention Plan.

## CRITICAL ACCOUNTING ESTIMATES

PrimeWest's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion reviews such accounting policies and is included in Management's Discussion and Analysis to aid the reader in assessing the critical accounting policies and practices of the Trust and the likelihood of materially different results being reported. PrimeWest's management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of significant accounting policies is not meant to be exhaustive. The Trust may realize different results from the application of new accounting standards proposed and/or implemented, from time-to-time, by various rule-making bodies.

### Proved and Probable Oil and Gas Reserves

Proved oil and gas reserves, as defined by the Canadian Securities Administrators' National Instrument 51-101 (NI 51-101), are the estimated quantities of crude oil, natural gas liquids, including condensate, and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions, (i.e. prices and costs as of the date the estimate is made).

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

For Probable reserves, which are by definition less certain to be recovered than Proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. With respect to the consideration of certainty, in order to report reserves as Proved plus Probable, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

The oil and natural gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in PrimeWest's plans. The effect of changes in Proved oil and natural gas reserves on the financial results and position of PrimeWest is described under the heading "Full Cost Accounting for Oil and Gas Activities".

### Full Cost Accounting For Oil and Gas Activities

PrimeWest adopted CICA Accounting Guideline 16 (AcG-16), "Oil and Gas Accounting – Full Costs" on January 1, 2004. The new guideline modifies how the ceiling test is performed and requires that cost centres be tested for recoverability using undiscounted future cash flows from Proved reserves, which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre must be written down to its fair value. Fair value is estimated using accepted present value techniques that incorporate risks and other uncertainties when determining expected cash flows.

**Depletion Expense**

PrimeWest uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit-of-production method based on estimated Proved oil and natural gas reserves. An increase in estimated Proved oil and natural gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.

**Fair Value of Derivative Instruments**

As part of its financial management strategy, PrimeWest utilizes financial derivatives to manage market risk. The purpose of the hedge is to provide an element of stability to PrimeWest's cash flow in a volatile commodity price environment. Effective January 1, 2004, PrimeWest adopted CICA Accounting Guideline 13, "Hedging Relationships" ("AcG-13").

The estimation of the fair value of certain hedging derivatives requires considerable judgment. The estimation of the fair value of commodity price hedges requires sophisticated financial models that incorporate forward price and volatility data and, when compared with PrimeWest's outstanding hedging contracts, produce cash inflow or outflow variances over the contract period.

**Asset Retirement Obligations**

Effective January 1, 2004, PrimeWest changed its accounting policy with respect to accounting for asset retirement obligations. CICA section 3110 requires the fair value of asset retirement obligations to be recorded when they are incurred rather than merely accumulated or accrued over the useful life of the respective asset.

PrimeWest, under the current policy, is required to provide for future asset retirement obligations. PrimeWest must estimate these costs in accordance with existing laws, contracts or other policies. These estimated costs are charged to earnings and the appropriate liability account over the expected service life of the asset.

**Legal, Environmental Remediation and Other Contingent Matters**

The Trust is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether that loss can reasonably be estimated. When the loss is determined, it is charged to earnings. PrimeWest's management must continually monitor known and potential contingent matters and make appropriate provisions through charges to earnings when warranted by circumstance.

**Income Tax Accounting**

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

### Business Combinations

Since inception, PrimeWest has grown considerably through combining with other businesses. PrimeWest acquired Seventh Energy Ltd. in the first quarter of 2004 and the assets of Calpine Canada in the third quarter of 2004. These transactions were accounted for using what is now the only accounting method available, the purchase method. Under the purchase method, the acquiring company includes the fair value of the assets of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. The valuation of oil and gas properties primarily involves placing a value on the oil and gas reserves. The valuation of oil and gas reserves entails the process described above under the caption "Proved and Probable Oil and Gas Reserves" but also incorporates the use of economic forecasts that estimate future changes in prices and costs. This methodology is also used to value Unproved oil and gas reserves. The valuation of these reserves, by their nature, is less certain than the valuation of Proved reserves.

### Goodwill

The process of accounting for the purchase of a company, described above, results in recognizing the fair value of the acquired company's assets on the balance sheet of the acquiring company. Any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of a process that is inherently imprecise, the determination of goodwill is also imprecise. In accordance with the recent issuance of CICA section 3062, "Goodwill and Other Intangible Assets", goodwill is no longer amortized but assessed periodically for impairment. The process of assessing goodwill for impairment necessarily requires PrimeWest to determine the fair value of its assets and liabilities. Such a process involves considerable judgment.

## RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

The following new or amended standards and guidelines were issued but not implemented by PrimeWest.

### Exchangeable Share Accounting

In January 2005 the CICA issued Emerging Issues Committee (EIC) 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts." The EIC deals with the presentation of exchangeable securities on the balance sheet. The EIC states that exchangeable securities should be included as part of Unitholders' equity only if the holders of the exchangeable securities are entitled to receive distributions of earnings economically equivalent to distributions received by units of the income trust and if the exchangeable securities ultimately are required to be exchanged for units of the income trust as a result of the passage of a fixed period of time. The Trust has reviewed the impact of the pronouncement and determined that it does not materially impact the financial statements.

### Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Trust has determined that this new guideline is not applicable based on the current structure of the Trust and therefore, will have no impact on the financial statements of the Trust.

## BUSINESS RISKS

PrimeWest's operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust's financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors. These factors are discussed under two broad categories – Commodity Price, Foreign Exchange and Interest Rate Risk; and Operational and Other Business Risks.

### Commodity Price, Foreign Exchange and Interest Rate Risk

The two most important factors affecting the level of cash distributions available to Unitholders are the level of production achieved by PrimeWest, and the price received for its products. These prices are influenced in varying degrees by factors outside the Trust's control. Some of these factors include:

- World market forces, specifically the actions of OPEC and other large crude oil producing countries including Russia, and their implications on the supply of crude oil;
- World and North American economic conditions which influence the demand for both crude oil and natural gas and the level of interest rates set by the governments of Canada and the US;
- Weather conditions that influence the demand for natural gas and heating oil;
- The Canadian/US exchange rate that affects the price received for crude oil as the price of crude oil is referenced in US dollars;
- Transportation availability and costs; and
- Price differentials between world and North American markets based on transportation costs to major markets and quality of production.

To mitigate these risks, PrimeWest has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors. The results of the hedging program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our hedging strategy, PrimeWest also mitigates risk by having a well-diversified marketing portfolio and by transacting with a number of counterparties and limiting exposure to each counterparty. In 2004, approximately 25% of natural gas production was sold to aggregators and 75% into the Alberta short-term or export long-term markets.

The contracts that PrimeWest has with aggregators vary in length. They represent a blend of domestic and US markets and fixed and floating prices designed to provide price diversification to our revenue stream.

The primary objective of our commodity risk management program is to reduce the volatility of our cash distributions, to lock in the economics on major acquisitions and to protect our capital structure when commodity prices cycle downwards. In 2004, PrimeWest recognized a commodity hedging loss of $28.2 million ($0.45 per Trust Unit), compared to a loss of $30.5 million ($0.66 per Trust Unit) in 2003.

**Operational and Other Business Risks**

PrimeWest is exposed to a number of risks related to its activities within the oil and gas industry that also have an impact on the amount of cash available to Unitholders. These risks, and the ways in which PrimeWest seeks to mitigate these risks include, but are not limited to:

| RISK | WE MITIGATE BY |
|---|---|
| **Production**<br>Risk associated with the production of oil and gas – includes well operations, processing and the physical delivery of commodities to market. | Performing regular and proactive well, facility and pipeline maintenance supported by telemetry, physical inspection and diagnostic tools. |
| **Commodity Price**<br>Fluctuations in natural gas, crude oil and natural gas liquid prices. | Hedging. Refer to page 46. |
| **Transportation**<br>Market risk related to the availability of transportation to market and potential disruption in delivery systems. | Diversifying the transportation systems on which we rely to get our product to market. |
| **Natural Decline**<br>Development risk associated with capital enhancement activities undertaken – the risk that capital spending on activities such as drilling, well completions, well workovers and other capital activities will not result in reserve additions or in quantities sufficient to replace annual production declines. | Diversifying our capital spending program over a large number of projects so that large amounts of capital are not risked on any one activity. We also have a highly skilled technical team of geologists, geophysicists and engineers working to apply the latest technology in planning and executing capital programs. Capital is spent only after strict economic criteria for production and reserve additions are assessed. |
| **Acquisitions**<br>Acquisition risk associated with acquiring producing properties at low cost to renew our inventory of assets. | Continually scanning the marketplace for opportunities to acquire assets. Our technical acquisition specialists evaluate potential corporate or property acquisitions and identify areas for value enhancement through operational efficiencies or capital investment. All prospects are subjected to rigorous economic review against established acquisition and economic hurdle rates. In some cases we may also hedge commodity prices to protect the acquisition economics in the near-term period. |
| **Reserves**<br>Reserve risk in respect of the quantity and quality of recoverable reserves. | Contracting our reserves evaluation to a reputable third-party consultant, GLJ. The Operations and Reserves Committee of the Board of Directors of PrimeWest review the work and independence of GLJ. Our strategy is to invest in mature, longer life properties having a higher proved producing component where the reserve risk is generally lower and cash flows are more stable and predictable. |

| RISK | WE MITIGATE BY |
|---|---|
| **Environmental Health and Safety (EH&S)**<br>Environmental, health and safety risks associated with oil and gas properties and facilities. | Establishing and adhering to strict guidelines for EH&S including training, proper reporting of incidents, supervision and awareness. PrimeWest has active community involvement in field locations including regular meetings with stakeholders in the area. PrimeWest carries adequate insurance to cover property losses, liability and business interruption.<br>These risks are reviewed regularly by the Corporate Governance and EH&S Committee of the Board, which acts as PrimeWest's Environmental, Health and Safety Committee. |
| **Regulation, Tax and Royalties**<br>Changes in government regulations including reporting requirements, income tax laws, operating practices and environmental protection requirements and royalty rates. | Keeping informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations. |
| **Liability to Unitholders is Uncertain**<br>Because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for obligations of the Trust. | On July 1, 2004, a new statute entitled the *Income Trusts Liability Act* (Alberta) was proclaimed in force, creating a statutory limitation on the liability of unitholders of Alberta income trusts such as PrimeWest. The legislation provides that a Unitholder is not, as a beneficiary, liable for any act, default, obligation or liability of the Trust that arises after July 1, 2004. Similar legislation was proclaimed in force in Ontario in December of 2004. |

## INCOME TAXES – UNITHOLDERS – 2004

For the 2004 taxation year, Canadian Unitholders of PrimeWest were paid $3.30 Canadian per Trust Unit in distributions. Of this distribution amount, 45% or $1.49 per Trust Unit is deemed a tax-deferred return of capital, and 55% or $1.81 per Trust Unit is taxable to Unitholders as other income (taxed at the same rate as interest income).

For Unitholders resident in the United States, the taxability of distributions is calculated using US tax rules which allow for the deduction of Crown royalties and accounting based depletion. As a result of these deductions, distributions are taxable as dividends and 45% of the 2004 distributions are taxable as a "qualified dividend" with the remaining 55% treated as a tax-deferred return of capital. A 15% withholding tax applies to distributions paid to US Unitholders. Further details regarding the withholding tax is available on PrimeWest's website at www.primewestenergy.com.

For both Canadian and United States Unitholders, the tax-deferred return of capital portion reduces the Unitholders' adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units. Unitholders contemplating a disposition may wish to consult the "Unitholder Info" section on PrimeWest's website and use the adjusted cost base calculator.

**QUARTERLY PERFORMANCE – SELECTED MEASURES**

| ($ millions, | 2004 | | | | 2003 | | | | 2002 |
|---|---|---|---|---|---|---|---|---|---|
| except per Trust Unit amounts) | **Q4** | **Q3** | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 | Q4 |
| Net revenues | **126.8** | **97.2** | **84.9** | **85.7** | 73.0 | 77.3 | 85.6 | 94.0 | 68.8 |
| Net income | **40.6** | **20.2** | **22.4** | **20.1** | 0.7 | 8.8 | 63.0 | 23.4 | (7.3) |
| Net income per Unit – Basic | **0.57** | **0.31** | **0.41** | **0.40** | 0.01 | 0.19 | 1.38 | 0.56 | (0.20) |
| Net income per Unit – Diluted | **0.56** | **0.31** | **0.40** | **0.40** | 0.01 | 0.19 | 1.37 | 0.55 | (0.20) |

The above table highlights PrimeWest's performance by selected measures for the fourth quarter ended 2004, and the preceding eight quarters through 2003 and 2002.

Net revenues are primarily impacted by commodity prices, production volumes and royalties.

Net income and net income per Unit are secondary measures for a royalty trust because they include both cash and non-cash items. The non-cash items such as depletion, depreciation and amortization (DD&A), future income taxes, unrealized foreign exchange gains or losses, and unrealized gains or losses on derivatives will not affect PrimeWest's ability to pay a monthly distribution.

# Management's Responsibility for Financial Statements and Management's Discussion and Analysis

The consolidated financial statements of PrimeWest Energy Trust and Management's Discussion and Analysis (MD&A) were prepared by, and are the responsibility of the management of PrimeWest Energy Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to safeguard assets and ensure that transactions are properly authorized and recorded and form part of these financial statements. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgment has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

The Board of Directors of PrimeWest is responsible for ensuring that management fulfills its responsibilities for financial reporting, and it has reviewed and approved these financial statements and MD&A. The Board carries out this responsibility through the Audit and Finance Committee, which consists only of independent directors of the Board.

Unitholders have appointed the external audit firm of PricewaterhouseCoopers LLP to express their opinion on the consolidated financial statements. The auditors have full and unrestricted access to the Audit and Finance Committee to discuss their findings.

**Don Garner**
*President and Chief Executive Officer*

**Dennis G. Feuchuk**
*Vice-President, Finance and Chief Financial Officer*

February 24, 2005

# Auditors' Report

**TO THE UNITHOLDERS OF PRIMEWEST ENERGY TRUST:**

We have audited the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2004 and 2003, and the consolidated statements of income, unitholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**PricewaterhouseCoopers LLP, Chartered Accountants**
*Calgary, Alberta*

February 11, 2005

# Consolidated Balance Sheets

| As at December 31 ($ millions) | 2004 | 2003 (restated) |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | **$ 54.4** | $ 2.5 |
| Marketable securities (note 4) | **68.6** | – |
| Accounts receivable | **96.9** | 65.4 |
| Assets held for sale (note 6) | **5.4** | – |
| Prepaid expenses | **10.9** | 6.5 |
| Inventory | **5.8** | 2.1 |
| | **242.0** | 76.5 |
| Cash reserved for site restoration and reclamation (note 10) | **10.3** | 8.2 |
| Other assets and deferred charges (note 7) | **10.9** | 1.5 |
| Derivative asset (note 16) | **0.6** | – |
| Property, plant and equipment (note 6) | **1,908.6** | 1,548.2 |
| Goodwill (note 5) | **68.5** | 56.1 |
| | **$ 2,240.9** | $ 1,690.5 |
| **LIABILITIES AND UNITHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | **$ 47.7** | $ 26.7 |
| Accrued liabilities | **72.3** | 45.3 |
| Derivative liability (note 16) | **0.5** | – |
| Accrued distributions to Unitholders | **17.7** | 10.3 |
| | **138.2** | 82.3 |
| Long-term debt (note 8) | **656.3** | 250.1 |
| Future income taxes (note 15) | **211.2** | 313.2 |
| Asset retirement obligation (note 9) | **40.3** | 19.7 |
| | **1,046.0** | 665.3 |
| **UNITHOLDERS' EQUITY** | | |
| Net capital contributions (note 11) | **2,049.9** | 1,565.9 |
| Capital issued but not distributed | **3.3** | 5.2 |
| Convertible Unsecured Subordinated Debentures (note 8) | **8.1** | – |
| Long-Term Incentive Plan equity (note 12) | **20.1** | 14.6 |
| Accumulated income | **89.2** | 219.1 |
| Accumulated cash distributions | **(967.7)** | (771.6) |
| Accumulated dividends | **(8.0)** | (8.0) |
| | **1,194.9** | 1,025.2 |
| | **$ 2,240.9** | $ 1,690.5 |

Commitments and contingencies (note 17).

The accompanying notes form an integral part of these financial statements.

**Harold P. Milavsky**
*Chair of the Board of Directors*

**Don Garner**
*President and Chief Executive Officer*

# Consolidated Statements of Unitholders' Equity

| For the years ended December 31 ($ millions) | 2004 | 2003 (restated) | 2002 (restated) |
|---|---|---|---|
| Unitholders' equity, beginning of year | **$ 1,025.2** | $ 847.1 | $ 856.3 |
| Adjustment to Unitholders' equity at beginning of period to adopt: | | | |
| New asset retirement obligation | **–** | – | 1.2 |
| New oil and gas accounting standard | **(233.3)** | – | – |
| Net income for the year | **103.4** | 95.9 | (0.6) |
| Net capital contributions | **484.0** | 265.9 | 147.4 |
| Capital issued but not distributed | **(1.9)** | 4.3 | (0.1) |
| Convertible Unsecured Subordinated Debentures | **8.1** | – | – |
| Long-Term Incentive Plan equity | **5.5** | 4.6 | 2.1 |
| Cash distributions | **(196.1)** | (192.6) | (158.0) |
| Dividends | **–** | – | (1.2) |
| Unitholders' equity, end of year | **$ 1,194.9** | $ 1,025.2 | $ 847.1 |

# Consolidated Statements of Cash Flow

| For the years ended December 31 ($ millions) | | 2004 | | 2003 (restated) | | 2002 (restated) |
|---|---|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | | | |
| Net income for the year | **$** | **103.4** | $ | 95.9 | $ | (0.6) |
| Add/(deduct): | | | | | | |
| Items not involving cash from operations | | | | | | |
| Depletion, depreciation and amortization | | **197.3** | | 197.4 | | 183.2 |
| Non-cash general and administrative | | **9.4** | | 14.4 | | 6.1 |
| Non-cash foreign exchange gain | | **(11.9)** | | (12.1) | | – |
| Cash distributions from marketable securities | | **4.1** | | – | | – |
| Non-cash management fees | | **–** | | – | | 1.4 |
| Non-cash internalization | | **–** | | – | | 13.1 |
| Unrealized gain on derivatives | | **(0.1)** | | – | | – |
| Future income taxes recovery | | **(37.6)** | | (79.9) | | (33.2) |
| Accretion on asset retirement obligation | | **2.0** | | 1.2 | | 0.9 |
| Other non-cash items | | **0.2** | | (0.3) | | – |
| Cash flow from operations | | **266.8** | | 216.6 | | 170.9 |
| Expenditures on site restoration and reclamation | | **(4.6)** | | (2.2) | | (3.9) |
| Change in non-cash working capital | | **11.9** | | 5.3 | | (10.7) |
| | **$** | **274.1** | $ | 219.7 | $ | 156.3 |
| **FINANCING ACTIVITIES** | | | | | | |
| Proceeds from issue of Trust Units (net of costs) | **$** | **441.0** | $ | 240.3 | $ | 118.3 |
| Proceeds from issue of Debentures | | **250.0** | | – | | – |
| Net cash distributions to Unitholders (note 13) | | **(159.6)** | | (172.5) | | (145.1) |
| Dividends | | **–** | | – | | (1.2) |
| Increase (decrease) in bank credit facilities | | **166.0** | | (137.0) | | 29.9 |
| Increase in Senior Secured Notes | | **–** | | 174.0 | | – |
| Increase in deferred charges | | **(10.0)** | | (1.5) | | – |
| Change in non-cash working capital | | **10.9** | | (3.6) | | 1.0 |
| | **$** | **698.3** | $ | 99.7 | $ | 2.9 |
| **INVESTING ACTIVITIES** | | | | | | |
| Expenditures on property, plant and equipment | **$** | **(129.7)** | $ | (105.8) | $ | (69.1) |
| Acquisition of capital/corporate assets | | **(807.4)** | | (210.1) | | (59.6) |
| Proceeds on disposal of property, plant and equipment | | **96.5** | | 2.3 | | 4.5 |
| Investment in marketable securities | | **(72.7)** | | – | | – |
| (Increase) decrease in cash reserved for future site restoration and reclamation | | **(2.1)** | | (6.6) | | 0.7 |
| Expenditures on future acquisitions | | **–** | | – | | (14.1) |
| Change in non-cash working capital | | **(5.1)** | | 6.4 | | (10.1) |
| | **$** | **(920.5)** | $ | (313.8) | $ | (147.7) |
| INCREASE IN CASH FOR THE YEAR | **$** | **51.9** | $ | 5.6 | $ | 11.5 |
| CASH (BANK OVERDRAFT) BEGINNING OF THE YEAR | | **2.5** | | (3.1) | | (14.6) |
| CASH (BANK OVERDRAFT) END OF THE YEAR | **$** | **54.4** | $ | 2.5 | $ | (3.1) |
| CASH INTEREST PAID | **$** | **15.0** | $ | 13.1 | $ | 10.3 |
| CASH TAXES PAID | **$** | **3.8** | $ | 3.9 | $ | 4.0 |

# Consolidated Statements of Income

| For the years ended December 31<br>($ millions, except per Trust Unit amounts) | 2004 | 2003 (restated) | 2002 (restated) |
|---|---|---|---|
| **REVENUES** | | | |
| Sales of crude oil, natural gas and natural gas liquids | **$ 521.9** | $ 442.9 | $ 326.8 |
| Transportation expenses | **(8.2)** | (8.3) | (6.3) |
| Crown and other royalties, net of ARTC | **(119.8)** | (101.9) | (56.5) |
| Unrealized gain on derivatives | **0.1** | – | – |
| Other income | **0.6** | (2.8) | 0.3 |
| | **394.6** | 329.9 | 264.3 |
| **EXPENSES** | | | |
| Operating | **88.9** | 79.4 | 60.8 |
| Cash general and administrative | **19.0** | 14.5 | 11.3 |
| Non-cash general and administrative | **9.4** | 14.4 | 6.1 |
| Interest | **20.6** | 15.1 | 10.8 |
| Depletion, depreciation and amortization | **197.3** | 197.4 | 183.2 |
| Cash management fees (note 14) | **–** | – | 4.0 |
| Cash internalization costs | **–** | – | 3.6 |
| Non-cash management fees (note 14) | **–** | – | 1.4 |
| Non-cash internalization costs (note 14) | **–** | – | 13.1 |
| Accretion on asset retirement obligation | **2.0** | 1.2 | 0.9 |
| Foreign exchange gain | **(11.7)** | (11.9) | – |
| | **325.5** | 310.1 | 295.2 |
| **Income (loss) before taxes for the year** | **69.1** | 19.8 | (30.9) |
| Income and capital taxes | **3.3** | 3.8 | 2.9 |
| Future income taxes recovery (note 15) | **(37.6)** | (79.9) | (33.2) |
| | **(34.3)** | (76.1) | (30.3) |
| **Net income for the year** | **$ 103.4** | $ 95.9 | $ (0.6) |
| Net income per Trust Unit | **$ 1.74** | $ 2.08 | $ (0.02) |
| Diluted net income per Trust Unit | **$ 1.74** | $ 2.07 | $ (0.02) |

# Notes to Consolidated Financial Statements

(All amounts are expressed in millions of Canadian dollars unless otherwise indicated.)

## 1. STRUCTURE OF THE TRUST

PrimeWest Energy Trust (the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996, as Amended. The beneficiaries of the Trust are the holders of Trust Units (the Unitholders).

The principal undertaking of the Trust's operating companies, PrimeWest Energy Inc. and PrimeWest Gas Corp. (collectively referred to as PrimeWest), is to acquire and hold, directly and indirectly, interests in oil and gas properties. One of the Trust's primary assets is a royalty entitling it to receive 99% of the net cash flow generated by the oil and gas interests owned by PrimeWest. The royalty acquired by the Trust effectively transfers substantially all of the economic interest in the properties to the Trust.

The common shares of PrimeWest Energy Inc. are 100% owned by the Trust. PrimeWest Gas Corp. is a wholly owned subsidiary of PrimeWest Energy Inc.

On November 4, 2002, Unitholders voted, by a 92% majority, to internalize management. PrimeWest Management Inc. and its shareholders received a total of $26.3 million in connection with that transaction. Approximately $13.2 million related to the acquisition of the 1% retained royalty and was recorded as an acquisition in property, plant and equipment. The balance was charged to non-cash internalization expense. In addition, retention provisions for senior management to receive 94,340 Exchangeable Shares on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction were agreed to and $1.5 million was accrued relating to the termination of the management incentive program (see Note 14).

## 2. ACCOUNTING POLICIES

### Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries, PrimeWest Energy Inc. and PrimeWest Gas Corp. The Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest.

### Cash and Cash Equivalents

Short-term investments, with maturities less than three months at the date of acquisition, are considered to be cash equivalents and are recorded at cost, which approximates market value.

### Marketable Securities

Marketable securities are carried at the lower of cost or market.

### Inventory

Inventory is measured at lower of cost and net realizable value.

**Goodwill**

Goodwill represents the excess of purchase price over fair value of net assets acquired and liabilities assumed. Goodwill is assessed for impairment at least annually. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

**Property, Plant and Equipment**

PrimeWest follows the full cost method of accounting. All costs of acquiring oil and gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital asset are capitalized.

Gains and losses are not recognized on disposition of oil and gas properties unless that disposition would alter the rate of depletion by 20% or more.

*i) Ceiling Test*

PrimeWest places a limit on the aggregate cost of capital assets that may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is an impairment test whereby the carrying amount of capitalized assets is compared to the undiscounted cash flows from Proved reserves plus Unproved properties using management's best estimate of future prices. If the asset value exceeds the undiscounted cash flows the impairment is measured as the amount by which the carrying amount of the capitalized asset exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

*ii) Asset Retirement Obligation*

PrimeWest recognizes the future retirement obligations associated with the retirement of property, plant and equipment. The obligations are initially measured at fair value and subsequently adjusted for accretion of discount and changes in the underlying liability. The asset retirement cost is capitalized to the related asset and amortized to earnings over time.

*iii) Depletion, Depreciation and Amortization*

Provision for depletion and depreciation is calculated on the unit-of-production method, based on Proved reserves before royalties. Reserves are estimated by independent petroleum engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content. Depreciation and amortization of head office furniture and equipment is provided for at rates ranging from 10–30%.

**Joint Venture Accounting**

PrimeWest conducts substantially all of its oil and gas production activities through joint ventures, and the accounts reflect only PrimeWest's proportionate interest in such activities.

### Long-Term Incentive Plan

Liabilities under the Trust's Long-Term Incentive Plan are estimated at each balance sheet date, based on the amount of Unit Appreciation Rights that are in the money using the Unit price as at that date. Expenses are recorded through non-cash general and administrative costs, with an offsetting amount in Long-Term Incentive Plan equity. As Trust Units are issued under the plan, the exercise value is recorded in net capital contributions.

### Income Taxes

The Trust is considered an inter-vivos trust for income tax purposes. As such, the Trust is subject to tax on any taxable income that is not allocated to the Unitholders. Periodically, current taxes may be payable by PrimeWest, depending upon the timing of income tax deductions. Should these taxes prove to be unrecoverable, they will be deducted from royalty income in accordance with the royalty agreement.

Future income taxes are recorded for PrimeWest using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest's capital assets exceeds the available tax pools.

### Financial Instruments

PrimeWest uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. PrimeWest does not use financial instruments for speculative trading purposes. The financial instruments are marked-to-market with the resulting gain or loss reflected in earnings for the reporting period.

### Measurement Uncertainty

Certain items recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest's best information and judgment. Such amounts are not expected to change materially in the near term. They include the amounts recorded for depletion, depreciation and future asset retirement obligations which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets.

## 3. CHANGES IN ACCOUNTING POLICIES

### Full Cost Accounting

The adoption of CICA Accounting Guideline 16 (AcG-16) modifies how the ceiling test is performed, resulting in a two-stage process. The guideline is effective for fiscal years beginning on or after January 1, 2004. The cost impairment test is now a two-stage process which is to be performed at least annually. The first stage of the test determines if the cost pool is impaired. An impairment loss exists when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from Proved reserves plus Unproved properties using management's best estimate of future prices. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

PrimeWest has performed the ceiling test under AcG-16 as of January 1, 2004. The impairment test was calculated using the consultants' average prices at January 1 for the years 2004 to 2008 as follows:

| Consultants' Average Price Forecasts | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| WTI (US$/bbl) | **29.21** | 26.43 | 25.42 | 25.38 | 25.51 |
| AECO (Cdn$/mcf) | **5.90** | 5.33 | 4.98 | 4.95 | 4.92 |

The ceiling test resulted in a before-tax impairment of $308.9 million and an after-tax impairment of $233.3 million. This write-down was recorded to accumulated income in the first quarter of 2004 with the adoption of AcG-16.

**Asset Retirement Obligation**

Effective January 1, 2004, the Trust retroactively adopted the CICA Handbook section 3110, "Asset Retirement Obligations". The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. This liability would be comprised of the Trust's net ownership interest in producing wells and processing plant facilities. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis. The liability is increased each reporting period for the fair value of any new future site reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised for any changes to timing related to cash flows or undiscounted reclamation costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in earnings in the period incurred.

The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be recorded to accumulated income with retroactive restatement of prior period comparatives. At January 1, 2004, this resulted in an increase to the asset retirement obligation of $19.7 million (2003 – $15.3 million, 2002 – $11.8 million); an increase to Property, Plant and Equipment (PP&E) of $10.6 million (2003 – $9.0 million, 2002 – $7.7 million); a $5.6 million (2003 – $0.04 million, 2002 – $1.2 million) increase to accumulated income; a decrease of site restoration provision of $17.8 million (2003 – $6.2 million, 2002 – $6.1 million); and an increase to the future tax liability of $3.1 million (2003 – $(0.03) million, 2002 – $0.9 million). See Note 9 for the reconciliation of the asset retirement obligation.

Implementation of this accounting standard did not affect the Trust's cash flow or liquidity.

**Financial Derivatives**

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. The Trust is not applying hedge accounting to its hedging relationships.

As of January 1, 2004, the Trust recorded $6.0 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $6.0 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instrument. The deferred loss at January 1, 2004 was comprised of a $3.9 million loss for crude oil, $2.1 million loss for natural gas, $0.6 million loss for interest rate swaps and a gain of $0.6 million for electrical power.

### 4. MARKETABLE SECURITIES

| ($ millions) | 2004 | 2003 |
|---|---|---|
| Investment in Calpine Natural Gas Trust | **$ 68.6** | $ – |

As at December 31, 2004, PrimeWest had a 25% ownership in Calpine Natural Gas Trust. The investment is accounted for using the cost method. The market value of the investment at December 31, 2004 is $91.0 million.

### 5. ACQUISITIONS

a) On September 2, 2004, PrimeWest Gas Corp. acquired oil and gas assets from Calpine Canada. The acquisition was accounted for using the purchase method of accounting with the net assets acquired and consideration paid as follows:

| **Net Assets Acquired at Assigned Values** | ($ millions) | Consideration Paid | ($ millions) |
|---|---|---|---|
| Petroleum and natural gas assets | $ 746.9 | | |
| Inventory | 4.2 | Cash | $ 747.0 |
| Working capital | 2.9 | Net closing adjustments | (10.3) |
| Asset retirement obligation | (12.0) | Costs associated with acquisition | 5.3 |
| | $ 742.0 | | $ 742.0 |

b) On March 16, 2004, PrimeWest Gas Corp. completed the acquisition of Seventh Energy Ltd. Subsequent to the acquisition, Seventh Energy was amalgamated with PrimeWest Gas Corp. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

| **Net Assets Acquired at Assigned Values** | ($ millions) | Consideration Paid | ($ millions) |
|---|---|---|---|
| Petroleum and natural gas assets | $ 46.5 | | |
| Goodwill | 12.4 | | |
| Working capital | (2.5) | | |
| Long-term debt assumed | (9.9) | | |
| Office lease obligation | (0.1) | | |
| Asset retirement obligation | (0.5) | Cash | $ 34.6 |
| Future income taxes | (11.1) | Costs associated with acquisition | 0.2 |
| | $ 34.8 | | $ 34.8 |

c) On January 23, 2003, PrimeWest Gas Inc. completed the acquisition of two private Canadian oil and gas companies. Subsequent to the transaction, PrimeWest Gas Inc. was wound up into PrimeWest Energy Inc. The acquired companies were amalgamated with PrimeWest Gas Corp. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

| **Net Assets Acquired at Assigned Values** | ($ millions) | Consideration Paid | ($ millions) |
|---|---|---|---|
| Petroleum and natural gas assets | $ 220.9 | | |
| Goodwill | 56.1 | | |
| Working capital, including cash of $3.9 million | 0.7 | | |
| Site restoration provision | (5.4) | Cash | $ 212.7 |
| Future income taxes | (53.2) | Costs associated with acquisition | 6.4 |
| | $ 219.1 | | $ 219.1 |

**6. PROPERTY, PLANT AND EQUIPMENT**

| | | **2004** | |
|---|---|---|---|
| ($ millions) | Cost | Accumulated Depletion Depreciation and Amortization | Net Book Value |
| Property acquisition oil and gas rights | **$ 2,671.2** | **$ (1,081.0)** | **$ 1,590.2** |
| Drilling and completion | **298.0** | **(77.1)** | **220.9** |
| Production facilities and equipment | **125.1** | **(34.0)** | **91.1** |
| Leasehold improvements, furniture and equipment | **12.6** | **(6.2)** | **6.4** |
| | **$ 3,106.9** | **$ (1,198.3)** | **$ 1,908.6** |

| | | 2003 | |
|---|---|---|---|
| ($ millions) | Cost | Accumulated Depletion Depreciation and Amortization | Net Book Value |
| Property acquisition oil and gas rights | $ 1,933.3 | $ (612.3) | $ 1,321.0 |
| Drilling and completion | 208.0 | (52.1) | 155.9 |
| Production facilities and equipment | 91.0 | (23.1) | 67.9 |
| Leasehold improvements, furniture and equipment | 8.0 | (4.6) | 3.4 |
| | $ 2,240.3 | $ (692.1) | $ 1,548.2 |

Unproved land costs of $103.9 million (2003 – $36.0 million) are excluded from costs subject to depletion and depreciation.

PrimeWest capitalized $2.9 million of general and administrative costs in 2004 (2003 – $2.5 million).

On February 4, 2005, PrimeWest closed the disposition of a property, receiving the balance of the proceeds of $5.4 million. At December 31, 2004, the amount was recorded as assets held for sale in current assets.

PrimeWest has performed a ceiling test as at December 31, 2004. The impairment test was calculated using the consultants' average prices at January 1 for the years 2005 to 2009 as follows:

| **Consultants' Average Price Forecasts** | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| WTI (US$/bbl) | 42.76 | 40.37 | 37.36 | 34.82 | 33.45 |
| AECO (Cdn$/mcf) | 6.79 | 6.52 | 6.25 | 5.95 | 5.79 |

The December 31, 2004 ceiling test resulted in a surplus.

A ceiling test was performed at December 31, 2003 in accordance with CICA Accounting Guideline 5 (AcG-5), "Full Cost Accounting in the Oil and Gas Industry", using December 31, 2003 commodity prices of AECO $6.09/mcf for natural gas and WTI US$32.52/barrel for crude oil. The December 31, 2003 ceiling test resulted in a surplus.

## 7. OTHER ASSETS AND DEFERRED CHARGES

| ($ millions) | **2004** | 2003 |
|---|---|---|
| Deferred charges | **$ 10.6** | $ 1.3 |
| Other assets | **0.3** | 0.2 |
| | **$ 10.9** | $ 1.5 |

## 8. LONG-TERM DEBT

| ($ millions) | **2004** | 2003 |
|---|---|---|
| Bank credit facility | **$ 264.0** | $ 88.0 |
| Senior Secured Notes | **150.3** | 162.1 |
| Convertible Unsecured Subordinated Debentures | **242.0** | – |
| | **$ 656.3** | $ 250.1 |

Long-term debt is comprised of bank credit facilities, Senior Secured Notes and Convertible Unsecured Subordinated Debentures of $264.0 million, $150.3 million and $242.0 million respectively.

PrimeWest had a maximum borrowing base of $625 million at December 31, 2004 (2003 – $390 million) as established by the lenders. The bank credit facilities consist of a revolving term loan of $437.5 million and an operating facility of $25 million with the balance of $162.5 million being the maximum amount of the Senior Secured Notes. In addition to amounts outstanding under the facility, PrimeWest has outstanding letters of credit in the amount of $4.9 million (2003 – $5.1 million).

Advances under the bank credit facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BAs, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate. For 2004, the effective interest rate on the facilities was 4.0% (2003 – 4.7%).

The bank credit facility revolves until June 30, 2005, by which time the lenders will have conducted their annual borrowing base review. The lenders also have the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the bank credit facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lender converts to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date that is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date that is 365 days after the initial term repayment date.

The Senior Secured Notes (the "Notes") in the amount of US$125 million have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year. The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of US$31,250,000 commencing May 7, 2007.

Collateral for the Notes and the bank credit facility is a floating charge Debenture covering all existing and after acquired property in the principal amount of US$1 billion. The secured parties under the bank credit facility and Senior Secured Notes have agreed to share the security interests on a pari passu basis.

The costs incurred in connection with the Notes, in the amount of $1.5 million, are classified as deferred charges on the balance sheet and are being amortized over the term of the Notes.

The Notes are the legal obligation of PrimeWest Energy Inc. and are guaranteed by PrimeWest Energy Trust.

The 7.5% (Series I) and 7.75% (Series II) Convertible Unsecured Subordinated Debentures were issued on September 2, 2004 for proceeds of $150 million and $100 million respectively.

The Series I Debentures pay interest semi-annually on March 31 and September 30 and have a maturity date of September 30, 2009. The Series I Debentures are convertible at the option of the holder to Trust Units at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series I Debentures at a price of $1,050 per Series I Debenture after September 30, 2007 and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008 and before maturity. On redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing PrimeWest Trust Units.

The Series II Debentures pay interest semi-annually on June 30 and December 30 and have a maturity date of December 31, 2011. The Series II Debentures are convertible at the option of the holder to Trust Units at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series II Debentures at a price of $1,050 per Series II Debenture after December 31, 2007 and on or before December 31, 2008, at a price of $1,025 per Debenture after December 31, 2008 and on or before December 31, 2009 and after December 31, 2009 and before maturity at $1,000 per Series II Debenture. On redemption or maturity, the Trust may elect to satisfy its obligations to repay the principal by issuing PrimeWest Trust Units.

Debenture issue costs of $10.0 million are included in deferred charges on the balance sheet and are being amortized over the terms of the Debentures.

In accordance with CICA Handbook section 3860 – "Financial Instruments," the Convertible Unsecured Subordinated Debentures were initially recorded at their fair value of $147.0 million (Series I) and $94.9 million (Series II). The difference between the fair value and proceeds of $8.1 million was recorded in equity ($3.0 million (Series I) and $5.1 million (Series II)).

The Series I and Series II Debentures are being accreted such that the liability at maturity will equal the proceeds of $150 million and $100 million less conversions respectively. As at December 31, 2004, $0.3 million of the Series I Debentures had been converted to equity and $0.2 million of accretion was realized. Series II accretion was $0.2 million.

### 9. ASSET RETIREMENT OBLIGATIONS

Management has estimated the total future asset retirement obligation based on the Trust's net ownership interest in all wells and facilities. This includes all estimated costs to dismantle, remove, reclaim and abandon the wells and facilities and the estimated time period during which these costs will be incurred in the future.

The following table reconciles the asset retirement obligation associated with the retirement of oil and gas properties:

| **Asset Retirement Obligation** ($ millions) | **2004** | 2003 |
|---|---|---|
| Asset retirement obligation, January 1 | **$ 19.7** | $ 15.3 |
| Liabilities incurred | **13.1** | 5.4 |
| Liabilities settled | **(4.6)** | (2.2) |
| Accretion expense | **2.0** | 1.2 |
| Acquisition of capital assets | **12.0** | – |
| Disposal of capital assets | **(2.4)** | – |
| Acquisition of Seventh Energy | **0.5** | – |
| Asset retirement obligation December 31 | **$ 40.3** | $ 19.7 |

As at December 31, 2004, the undiscounted amount of estimated cash flows required to settle the obligation is $238.6 million. The estimated cash flow has been discounted using a credit-adjusted risk-free rate of 7.0% and an inflation rate of 1.5%. Although the expected period until settlement ranges from a minimum of one year to a maximum of 50 years, the costs are expected to be paid over an average of 33.2 years. These future asset retirement costs will be funded from the cash reserved for site restoration and reclamation. This cash reserve of $10.3 million is currently funded at $0.50/BOE from PrimeWest's operations.

### 10. CASH RESERVE FOR SITE RESTORATION AND RECLAMATION

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.50/BOE produced for 2004 and 2003). The cash amount contributed, including interest earned, was $6.7 million in 2004 (2003 – $8.7 million). Actual costs of site restoration and abandonment totalling $4.6 million were paid out of this cash reserve for the year ended December 31, 2004 (2003 – $2.2 million).

## 11. UNITHOLDERS' EQUITY

The authorized capital of the Trust consists of an unlimited number of Trust Units.

| Trust Units | Number of Units | Amounts ($ millions) |
|---|---|---|
| **Balance, December 31, 2002** | 37,004,522 | $ 1,252.2 |
| Issued for cash | 9,100,000 | 234.8 |
| Issue expenses | – | (12.1) |
| Issued on exchange of Exchangeable Shares | 964,897 | 21.2 |
| Issued pursuant to Distribution Reinvestment Plan | 600,598 | 14.8 |
| Issued pursuant to Long-Term Incentive Plan | 360,608 | 9.4 |
| Issue of Units due to odd lot program | 38 | – |
| Issue of fractional units due to 4:1 consolidation | 11 | – |
| Issued pursuant to Optional Trust Unit Purchase Plan | 721,209 | 17.6 |
| **Balance, December 31, 2003** | 48,751,883 | $ 1,537.9 |
| Issued for cash | 17,700,000 | 442.1 |
| Issue expenses | – | (22.6) |
| Issued on exchange of Exchangeable Shares | 833,162 | 17.0 |
| Issued pursuant to Distribution Reinvestment Plan | 268,677 | 6.5 |
| Issued pursuant to Premium Distribution Plan | 1,311,462 | 32.0 |
| Issued pursuant to Long-Term Incentive Plan | 116,233 | 3.0 |
| Issued pursuant to conversion of Debentures | 10,527 | 0.3 |
| Issued pursuant to Optional Trust Unit Purchase Plan | 894,167 | 21.5 |
| **Balance, December 31, 2004** | **69,886,111** | **$ 2,037.7** |

The weighted average number of Trust Units and Exchangeable Shares outstanding in 2004 was 59,482,034 (2003 – 46,015,519). For purposes of calculating diluted net income per Trust Unit, 1,868,995 and 1,247,551 Trust Units issuable pursuant to the conversion of the Series I and Series II Convertible Unsecured Subordinated Debentures respectively and 525,129 Trust Units (2003 – 345,278) issuable pursuant to the Long-Term Incentive Plan were added to the weighted average number. The per Unit cash distribution amounts paid or declared reflects distributions paid or declared to Trust Units outstanding on the record dates.

### PrimeWest Exchangeable Class A Shares

PrimeWest has an unlimited number of Exchangeable Shares. The Exchangeable Shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010, based on an exchange ratio that adjusts each time the Trust makes a distribution to its Unitholders. The exchange ratio, which was 1:1 on the date of the initial Exchangeable Share offering, is based on the total monthly distribution, divided by the closing Unit price on the distribution payment date. The exchange ratio on December 31, 2004 was 0.50408:1 (2003 – 0.44302:1).

| **Exchangeable Shares** | Number of Units | Amounts ($ millions) |
|---|---|---|
| Balance, December 31, 2002 | 5,179,278 | $ 47.7 |
| Issued for management incentive program | 161,717 | 1.5 |
| Exchanged for Trust Units | (2,299,872) | (21.2) |
| Balance, December 31, 2003 | 3,041,123 | 28.0 |
| Issued for special employee incentive program | 94,340 | 1.2 |
| Exchanged for Trust Units | (1,841,072) | (17.0) |
| **Balance, December 31, 2004** | **1,294,391** | **$ 12.2** |

**Trust Units and Exchangeable Shares Issued and Outstanding**

| Number of Shares | **2004** | 2003 |
|---|---|---|
| Trust Units issued and outstanding | **69,886,111** | 48,751,883 |
| Exchangeable Shares | | |
| Class A Shares | | |
| (2004 – 1,294,391 shares exchangeable at 0.50408; | | |
| 2003 – 3,041,123 shares exchangeable at 0.44302) | **652,477** | 1,347,277 |
| Total Units and Exchangeable Shares issued and outstanding | **70,538,588** | 50,099,160 |
| Convertible Unsecured Subordinated Debentures | | |
| Series I | **5,649,849** | – |
| Series II | **3,773,585** | – |
| Unit Appreciation Rights | **525,129** | 345,278 |
| Total Trust Units and Exchangeable Shares issued and outstanding and Trust Units issuable pursuant to the conversion of the Convertible Unsecured Subordinated Debentures and the Long-Term Incentive Plan | **80,487,151** | 50,444,438 |

## 12. LONG-TERM INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 1,800,000 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees and directors of PrimeWest. Payouts under the plan are based on total Unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

As at December 31, 2004

| Year of Grant | UARs Issued and Outstanding | UARs Vested | Current Return per "In the Money" UARs | Total Equity ($ Millions) | Trust Unit Dilution |
|---|---|---|---|---|---|
| 1999 | **35,919** | **35,919** | **$ 38.55** | **$ 1.4** | **52,020** |
| 2000 | **110,985** | **110,985** | **19.42** | **2.2** | **80,979** |
| 2001 | **323,235** | **322,444** | **10.11** | **3.3** | **122,424** |
| 2002 | **825,982** | **585,423** | **7.67** | **6.3** | **160,042** |
| 2003 | **962,043** | **382,801** | **6.48** | **5.0** | **90,987** |
| 2004 | **1,445,467** | **163,912** | **2.87** | **1.9** | **18,677** |
| Total | **3,703,631** | **1,601,484** | | **$ 20.1** | **525,129** |

As at December 31, 2003

| Year of Grant | UARs Issued and Outstanding | UARs Vested | Current Return per "In the Money" UARs | Total Equity ($ Millions) | Trust Unit Dilution |
|---|---|---|---|---|---|
| 1998 | 10,391 | 10,391 | $ 49.98 | $ 0.5 | 18,844 |
| 1999 | 55,160 | 55,160 | 34.92 | 1.9 | 69,892 |
| 2000 | 120,137 | 119,387 | 16.40 | 2.0 | 71,007 |
| 2001 | 383,424 | 265,645 | 7.81 | 3.0 | 74,891 |
| 2002 | 961,405 | 447,562 | 6.09 | 4.7 | 86,694 |
| 2003 | 1,085,031 | 141,896 | 4.75 | 2.5 | 23,950 |
| Total | 2,615,548 | 1,040,041 | | $ 14.6 | 345,278 |

Cumulative to December 31, 2004, 1,287,601 UARs have been exercised (cumulative to December 31, 2003 – 1,030,850), resulting in the issuance of 835,607 Trust Units from treasury (cumulative to December 31, 2003 – 719,374).

## 13. CASH DISTRIBUTIONS

| ($ millions) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash flow from operations | **$ 266.8** | $ 216.6 | $ 170.9 |
| Deduct amounts to reconcile to distribution: | | | |
| Cash retained from cash available for distribution[1] | **(64.0)** | (15.3) | (7.3) |
| Contribution to reclamation fund | **(6.7)** | (8.7) | (4.1) |
| | **$ 196.1** | $ 192.6 | $ 159.5 |
| Cash distributions to Trust Unitholders | **$ 196.1** | $ 192.6 | $ 158.0 |
| Cash distributions per Trust Unit | **$ 3.30** | $ 4.32 | $ 4.80 |

*(1) The Board of Directors determines the cash distribution level which results in a discretionary amount of cash being retained.*

## 14. RELATED-PARTY TRANSACTIONS

On September 26, 2002, the Trust announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to mandatory quarterly dividends commonly referred to as the "1% retained royalty". The transaction was approved by the Unitholders and the holders of Exchangeable Shares on November 4, 2002 and closed November 6, 2002. The transaction resulted in the elimination of the 2.5% management fee on net production revenue, quarterly incentive payments payable in the form of Trust Units, the 1.5% acquisition fee and the 1.25% disposition fee, which resulted in payments to PrimeWest Management Inc. in 2002 totalling $5.8 million. In addition, the amount of the 1% retained royalty paid in 2002 was $1.3 million.

The internalization transaction was achieved through the purchase by PrimeWest of all of the issued and outstanding shares of PrimeWest Management Inc. for a total consideration of approximately $26.3 million comprised of a cash payment of $13.2 million and the issuance of Exchangeable Shares exchangeable, based on an agreed exchange ratio, for approximately 491,000 Trust Units and valued at approximately $13.1 million based on the closing price of the Trust Units on the TSX on September 26, 2002. The $13.2 million that related to the acquisition of the 1% retained royalty was capitalized; an additional $9.5 million was capitalized with an offset to future tax liability as a result of the property, plant and equipment having no tax basis. In addition, PrimeWest agreed to issue Exchangeable Shares valued at $1.5 million to certain executive officers to terminate a management incentive program of PrimeWest Management Inc. and to create a special employee retention plan for those executive officers which provides for long-term incentive bonuses in the form of Exchangeable Shares. Under the special employee retention plan, PrimeWest agreed to issue 94,340 Exchangeable Shares on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction. In November 2004, 94,340 Exchangeable Shares were issued relating to the special employee retention plan at a value of $1.2 million. As at December 31, 2004, $0.2 million has been accrued in non-cash general and administrative expenses related to the special employee retention plan.

**15. INCOME TAXES**

PrimeWest and its subsidiaries had no taxable income for 2004, 2003 and 2002 as tax pool deductions and the royalty payable were sufficient to reduce taxable income in these entities to nil.

The future tax provision results from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

| ($ millions) | **2004** | 2003 |
|---|---|---|
| Loss carry forwards | **$ (1.4)** | $ – |
| Capital assets | **229.2** | 318.9 |
| Foreign exchange gain on long-term debt | **3.7** | 2.1 |
| Asset retirement obligation | **(13.5)** | (2.9) |
| Long-term incentive liability | **(6.8)** | (4.9) |
| | **$ 211.2** | $ 313.2 |

The provisions for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates due to the following:

| ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Net income (loss) before taxes | **$ 69.1** | $ 19.8 | $ (30.9) |
| Computed income tax expense (recovery) at the | | | |
| Canadian statutory rate of 38.87% (2003 – 40.62%; 2002 – 42.12%) | **26.9** | 7.6 | (13.0) |
| Increase (decrease) resulting from: | | | |
| Non-deductible Crown royalties and other payments, net of ARTC | **0.3** | 0.3 | 5.7 |
| Federal resource allowance | **(8.9)** | (16.2) | (3.5) |
| Change in income tax rate | **(8.6)** | (43.1) | (4.2) |
| Foreign exchange gain on long-term debt | **(2.2)** | (2.4) | – |
| Amounts included in Trust income and other | **(45.1)** | (26.1) | (18.2) |
| Future income taxes | **$ (37.6)** | $ (79.9) | $ (33.2) |

## 16. FINANCIAL INSTRUMENTS

### a) Commodity Price Risk Management

PrimeWest generally sells its oil and gas under short-term market-based contracts. Derivative financial instruments, options and swaps may be used to hedge the impact of oil and gas price fluctuations. A summary of these derivative financial instruments, options and swaps in place at December 31, 2004 follows:

**Crude Oil**

| Period | Volume (bbls/day) | Type | WTI Price (US$/bbl) |
|---|---|---|---|
| Jan – Mar 2005 | 500 | Swap | 27.25 |
| Jan – Mar 2005 | 500 | Swap | 28.60 |
| Jan – Mar 2005 | 500 | Swap | 30.00 |
| Jan – Mar 2005 | 500 | Costless Collar | 28.00/34.35 |
| Jan – Mar 2005 | 500 | 3 Way | 25.00/30.00/35.50 |
| Jan – Mar 2005 | 500 | Costless Collar | 35.00/49.80 |
| Jan – Mar 2005 | 500 | Costless Collar | 35.00/50.00 |
| Jan – Mar 2005 | 500 | Costless Collar | 40.00/51.50 |
| Jan – Mar 2005 | 500 | Costless Collar | 40.00/57.60 |
| Jan – Mar 2005 | 500 | Costless Collar | 40.00/65.80 |
| Apr – Jun 2005 | 500 | Swap | 27.07 |
| Apr – Jun 2005 | 500 | Swap | 28.50 |
| Apr – Jun 2005 | 500 | Swap | 30.00 |
| Apr – Jun 2005 | 500 | 3 Way | 25.00/30.00/36.75 |
| Apr – Jun 2005 | 500 | Costless Collar | 35.00/47.00 |
| Apr – Jun 2005 | 500 | Costless Collar | 35.00/46.90 |
| Apr – Jun 2005 | 500 | Costless Collar | 37.50/50.90 |
| Apr – Jun 2005 | 500 | Costless Collar | 37.50/56.70 |
| Apr – Jun 2005 | 500 | Costless Collar | 40.00/60.75 |
| Jul – Sep 2005 | 500 | Swap | 27.05 |
| Jul – Sep 2005 | 500 | Swap | 28.50 |
| Jul – Sep 2005 | 500 | Costless Collar | 35.00/44.90 |
| Jul – Sep 2005 | 500 | Costless Collar | 35.00/44.35 |
| Jul – Sep 2005 | 500 | Costless Collar | 35.00/51.30 |
| Jul – Sep 2005 | 500 | Costless Collar | 35.00/56.50 |
| Oct – Dec 2005 | 500 | Swap | 27.18 |
| Oct – Dec 2005 | 500 | Costless Collar | 35.00/42.80 |
| Oct – Dec 2005 | 500 | Costless Collar | 35.00/42.40 |
| Oct – Dec 2005 | 500 | Costless Collar | 35.00/48.05 |
| Oct – Dec 2005 | 500 | Costless Collar | 35.00/53.25 |
| Jan – Mar 2006 | 1000 | Costless Collar | 35.00/49.90 |

**Natural Gas (AECO)**

| Period | Volume (mmcf/day) | Type | AECO Price (Cdn$/mcf) |
|---|---|---|---|
| Nov 2004 – Mar 2005 | 4.7 | Costless Collar | 5.80/7.91 |
| Nov 2004 – Mar 2005 | 4.7 | Swap | 6.71 |
| Nov 2004 – Mar 2005 | 4.7 | Costless Collar | 6.33/11.87 |
| Nov 2004 – Mar 2005 | 4.7 | Costless Collar | 6.86/11.61 |
| Jan 2005 – Mar 2005 | 10.0 | Costless Collar | 6.33/11.18 |
| Jan 2005 – Mar 2005 | 10.0 | Costless Collar | 6.33/10.76 |
| Jan 2005 – Mar 2005 | 10.0 | Costless Collar | 6.33/10.55 |
| Jan 2005 – Mar 2005 | 10.0 | Costless Collar | 6.33/12.13 |
| Jan 2005 – Mar 2005 | 5.0 | 3 Way | 5.28/6.33/10.44 |
| Jan 2005 – Mar 2005 | 5.0 | 3 Way | 5.28/6.33/10.35 |
| Jan 2005 – Mar 2005 | 5.0 | 3 Way | 5.28/6.33/12.53 |
| Jan 2005 – Mar 2005 | 5.0 | Costless Collar | 6.33/16.40 |
| Feb 2005 – Mar 2005 | 5.0 | Costless Collar | 6.33/10.76 |
| Apr 2005 – Jun 2005 | 10.0 | Costless Collar | 6.33/7.75 |
| Apr 2005 – Jun 2005 | 10.0 | Costless Collar | 6.33/7.63 |
| Apr 2005 – Jun 2005 | 10.0 | Costless Collar | 6.33/7.49 |
| Apr 2005 – Jun 2005 | 10.0 | Costless Collar | 6.33/7.84 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/7.85 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/6.99 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/7.09 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/7.44 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/8.56 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/8.97 |
| Apr 2005 – Jun 2005 | 5.0 | Costless Collar | 6.33/8.33 |
| Jul 2005 – Sep 2005 | 10.0 | Costless Collar | 6.33/7.81 |
| Jul 2005 – Sep 2005 | 10.0 | Costless Collar | 6.33/7.66 |
| Jul 2005 – Sep 2005 | 10.0 | Costless Collar | 6.33/7.53 |
| Jul 2005 – Sep 2005 | 10.0 | Costless Collar | 6.33/7.86 |
| Jul 2005 – Sep 2005 | 2.4 | Costless Collar | 6.33/7.88 |
| Jul 2005 – Sep 2005 | 5.0 | Costless Collar | 6.33/7.50 |
| Jul 2005 – Sep 2005 | 5.0 | Costless Collar | 6.33/7.60 |
| Jul 2005 – Sep 2005 | 5.0 | Costless Collar | 6.33/7.79 |
| Jul 2005 – Sep 2005 | 5.0 | Costless Collar | 6.33/9.28 |
| Oct 2005 – Dec 2005 | 10.0 | Costless Collar | 6.33/8.97 |
| Oct 2005 – Dec 2005 | 10.0 | Costless Collar | 6.33/8.71 |
| Oct 2005 – Dec 2005 | 10.0 | Costless Collar | 6.33/8.60 |
| Oct 2005 – Dec 2005 | 10.0 | Costless Collar | 6.33/8.96 |
| Oct 2005 – Dec 2005 | 5.0 | 3 Way | 5.28/6.33/9.92 |
| Oct 2005 – Dec 2005 | 5.0 | 3 Way | 5.28/6.33/9.76 |
| Oct 2005 – Dec 2005 | 5.0 | 3 Way | 5.28/6.33/10.04 |
| Oct 2005 – Dec 2005 | 5.0 | Costless Collar | 6.33/10.90 |
| Jan 2006 – Mar 2006 | 10.0 | Costless Collar | 6.33/10.55 |
| Jan 2006 – Mar 2006 | 10.0 | Costless Collar | 6.33/10.22 |
| Jan 2006 – Mar 2006 | 10.0 | Costless Collar | 6.33/9.96 |
| Jan 2006 – Mar 2006 | 5.0 | Costless Collar | 6.33/10.42 |
| Jan 2006 – Mar 2006 | 5.0 | Costless Collar | 6.33/13.13 |

A 3-way option is like a traditional collar, except that PrimeWest has resold the put at a lower price. Utilizing the first 3-way natural gas contract on the prior table as an example, PrimeWest has sold a call at $10.44, purchased a put at $6.33, and resold the put at $5.28. Should the market price drop below $6.33, PrimeWest will receive $6.33 until the price is less than $5.28, at which time PrimeWest would then receive market price plus $1.05. However, should market prices rise above $10.44, PrimeWest would receive a maximum price of $10.44. Should the market price remain between $6.33 and $10.44, PrimeWest would receive the market price.

In 2004, the financial impact of contracts settling in the year was a decrease in sales revenues of $28.2 million (2003 – $30.5 million decrease in sales revenues; 2002 – $28.1 million increase in sales revenues).

The mark-to-market value of the hedges in place as at December 31, 2004 is a $0.2 million gain of which $9.1 million gain is attributable to natural gas and an $8.9 million loss is attributable to crude oil.

**Electrical Power**

| Period | Power Amount (MW) | Type | Price($/MWhr) |
|---|---|---|---|
| Calendar 2005 | 5.0 | Fixed Price Swap | 51.65 |

The mark-to-market value of the hedges at December 31, 2004 is a $0.1 million loss.

**b) Fair Value Of Financial Instruments**

Financial instruments include cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, accrued distributions to Unitholders, long-term debt and financial hedges. As at December 31, 2004, 2003 and 2002, the fair market value of the financial instruments, other than long-term debt and financial hedges, approximate their carrying value, due to the short-term maturity of these instruments. The fair value of long-term debt approximates its carrying value in all material respects, because the cost of borrowing approximates the market rate for similar borrowings.

## 17. COMMITMENTS AND CONTINGENCIES

a) PrimeWest has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income, will be $3.6 million in 2005, $3.6 million in 2006 and $3.4 million in 2007, $3.3 million in 2008 and $0.8 million in 2009.

b) As part of PrimeWest's internalization transaction (see Note 14), PrimeWest agreed to issue 377,360 Exchangeable Shares as a special employee retention plan. One-quarter of the Exchangeable Shares (94,340) were issued to the executive officers of PrimeWest on November 6, 2004. An additional 94,340 Exchangeable Shares will be issued each on November 6, 2005, November 6, 2006 and November 6, 2007. As at December 31, 2004, $0.2 million has been accrued in non-cash general and administrative expenses related to the special employee retention plan.

c) PrimeWest is engaged in a number of matters of litigation, none of which could reasonably be expected to result in any material adverse consequence.

d) PrimeWest has various pipeline transportation commitments that run through 2010. The estimated annual payments are $7.1 million in 2005, $4.1 million in 2006, $2.9 million in 2007, $0.4 million in 2008 and $0.2 million in 2009.

e) Pursuant to the purchase of the Calpine assets, PrimeWest entered into a natural gas Purchase and Sale Agreement where the purchaser has the right to purchase natural gas in an amount based on a notional quantity of natural gas produced from certain of the Calpine Assets. The gas purchase and sale arrangement is on a firm basis for a seven-year term, based on a monthly index price, with predetermined declining quantities. As part of the arrangement, the purchase obligations will be secured by credit support acceptable to PrimeWest provided by the purchaser. The parties will share in the proceeds of sale of the natural gas subject to this purchase and sale arrangement realized between December 31, 2004 and December 31, 2006. The sale proceeds will only be shared if gas prices exceed an agreed forward-strip pricing prevailing at the time that the Purchase and Sale Agreement was executed, plus $1.00/mcf, and the maximum amount that will be paid by PrimeWest Gas under that price-sharing mechanism is $2.5 million in any calendar quarter to a maximum aggregate amount of $25 million.

## 18. PRIOR YEARS' COMPARATIVE NUMBERS

Certain prior years' comparative numbers have been restated to conform to the current year's presentation.

## 19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PrimeWest's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada which, in some respects, differ from those generally accepted in the United States (US). The following are those policies that result in significant measurement differences.

### 1. Property, Plant and Equipment

PrimeWest adopted CICA Accounting Guideline 16 (AcG-16), "Oil and Gas Accounting – Full Costs" on January 1, 2004. The new guideline modifies how the ceiling test is performed and requires that cost centres be tested for recoverability using undiscounted future cash flows from Proved reserves, which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre must be written down to its fair value. Fair value is estimated using accepted present value techniques that incorporate risks and other uncertainties when determining expected cash flows.

In accordance with the full cost method of accounting under US GAAP, the net carrying value is limited to a standardized measure of discounted future cash flows, before financing and general administrative costs. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of a write-down under US GAAP, the charge for depreciation and depletion under US and Canadian GAAP will differ in subsequent years.

Under Canadian GAAP, depletion charges are calculated by reference to Proved reserves estimated using future prices and estimated future costs. Under US GAAP, depletion charges are calculated by reference to Proved reserves using constant prices.

### 2. Asset Retirement Obligation

Effective January 1, 2004, PrimeWest changed its accounting policy with respect to accounting for asset retirement obligations. CICA section 3110 requires the fair value of asset retirement obligations be recorded when they are incurred rather than merely accumulated or accrued over the useful life of the respective asset. The change in accounting policy is recorded as an adjustment to accumulated income with retroactive restatement of prior period comparatives.

The change in accounting policy is consistent with the Trust's adoption of the Financial Accounting Standards Board (FAS) 143 Accounting for Asset Retirement Obligations, effective January 1, 2003. The new standard requires the recognition of the liability associated with the future site reclamation costs of the long-lived assets. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment (PP&E) is allocated to expense on the unit-of-production basis.

The adoption of FAS 143 allows for the cumulative effect of the change in accounting policy to be booked as a transitional adjustment to net income with no restatement of prior period comparatives. At January 1, 2003, this resulted in an increase to the asset retirement obligation of $15.3 million, an increase to PP&E of $8.4 million in 2003, a $0.4 million decrease to net income after tax, a decrease in the site restoration provision of $6.2 million and a decrease to future tax liability of $0.3 million.

Implementation of this accounting standard did not affect the Trust's cash flow or liquidity.

**3. Marketable Securities**

PrimeWest follows the cost method of accounting for the investment in marketable securities as established by the CICA. Under this accounting policy, the investment is initially recorded at cost with the corresponding distributions received in excess of earnings recorded as a reduction to the carrying amount of the investment. Under US GAAP, the marketable securities are considered held for trading and recorded on the balance sheet at fair value. The corresponding tax difference between the cost method and fair value is recorded in earnings in the current year and results in a Canadian/US GAAP difference.

**Recent US Accounting Pronouncements Issued But Not Implemented**

**Share-Based Payment**

On December 15, 2004, the FAS in the United States issued FAS Statement No. 123R "Share-Based Payment". The standard mandates that a public entity measure the cost of equity-based service awards based on the fair value of the award at grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The public entity will initially measure the cost of the liability-based service awards based on its current fair value. The fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The Trust is currently assessing the impact of the pronouncement on the financial statements.

The following tables set out the significant differences in the consolidated financial statements using US GAAP.

*a) Consolidated Net Income*

| ($ millions, except per Trust Unit amounts) | | **2004** | | 2003 | | 2002 |
|---|---|---|---|---|---|---|
| Net income/(loss) as reported | **$** | **103.4** | $ | 95.9 | $ | (0.6) |
| Adjustments | | | | | | |
| Depletion and depreciation | | **(4.2)** | | 35.4 | | 67.3 |
| FAS 115 adjustment | | **22.6** | | – | | – |
| FAS 133 adjustment | | **5.4** | | 6.1 | | (55.8) |
| Accretion of asset retirement obligation | | **–** | | – | | 0.9 |
| Future income tax expense | | **(4.3)** | | (42.3) | | (1.4) |
| Adjusted net income before change in accounting policy | | **122.9** | | 95.1 | | 10.4 |
| Cumulative effect of change in accounting policy, net of tax of $0.3 million | | **–** | | (0.4) | | – |
| Adjusted net income | **$** | **122.9** | $ | 94.7 | $ | 10.4 |
| Net income per Trust Unit | | | | | | |
| US GAAP – Basic | **$** | **2.07** | $ | 2.01 | $ | 0.30 |
| – Diluted | **$** | **2.05** | $ | 1.99 | $ | 0.30 |
| Cumulative effect of change in accounting policy per Trust Unit | | | | | | |
| US GAAP – Basic | | **–** | $ | 0.01 | | – |
| – Diluted | | **–** | $ | 0.01 | | – |

*b) Pro Forma Consolidated Net Income*

US GAAP requires the cumulative impact of a change in accounting policy to be presented in the current year's consolidated statement of income with no restatement of the comparative prior periods. The following table illustrates the pro forma impact on the Trust's 2002 net income under US GAAP had the prior period been restated.

| ($ millions, except per Trust Unit amounts) | | 2002 |
|---|---|---|
| Net income | | |
| As reported | $ | 10.4 |
| As restated | $ | 11.2 |
| Net income per Trust Unit (Basic) | | |
| As reported | $ | 0.30 |
| As restated | $ | 0.33 |
| Net income per Trust Unit (Diluted) | | |
| As reported | $ | 0.30 |
| As restated | $ | 0.32 |
| Asset retirement obligation at January 1, 2002 | $ | 11.8 |

*c) Consolidated Unitholders' Equity*

| ($ millions) | | **2004** | | 2003 |
|---|---|---|---|---|
| Unitholders' equity as reported | **$** | **1,194.9** | $ | 1,025.2 |
| Adjustments | | | | |
| Depletion and depreciation | | **(270.3)** | | (493.6) |
| FAS 115 adjustment | | **22.6** | | – |
| FAS 133 adjustment | | **–** | | (5.4) |
| Future income tax recovery | | **119.2** | | 127.0 |
| | **$** | **1,066.4** | $ | 653.2 |

*d) Consolidated Balance Sheets*

| ($ millions) | 2004 Cdn GAAP | 2004 US GAAP | 2003 Cdn GAAP | 2003 US GAAP |
|---|---|---|---|---|
| Property, plant and equipment (net) | **$ 1,908.6** | **$ 1,699.4** | $ 1,548.2 | $ 1,042.1 |
| Marketable securities | **68.6** | **91.2** | – | – |
| Derivative liability | **0.5** | **0.5** | – | 5.4 |
| Future income tax liability | **211.2** | **153.2** | 313.2 | 183.0 |
| Accumulated income/(deficit) | **89.2** | **(39.3)** | 219.1 | (162.2) |

*e) Consolidated Cash Flows*

The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with US GAAP, except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under US GAAP.

**FAS 69 Supplemental Reserve Information (Unaudited)**

The following data supplements oil and gas disclosure in the Trust's annual report, and is provided in accordance with the provisions of FAS 69.

*Oil and Gas Reserves*

Users of this information should be aware that the process of estimating quantities of "Proved" and "Proved developed" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of the numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time-to-time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and the Trust's estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust's share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2004, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of Proved or Proved developed reserves as of that date.

| **Results of Oil and Gas Operations** ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Revenues | **$ 394.6** | $ 329.9 | $ 264.3 |
| Expenses | | | |
| Production costs | **88.9** | 79.4 | 60.8 |
| Depreciation, depletion and amortization | **201.5** | 170.3 | 113.5 |
| Accretion | **2.0** | 1.2 | – |
| Tax recovery | **(30.0)** | (39.9) | (26.0) |
| | **262.4** | 211.0 | 148.3 |
| Results of operations from oil and gas operations | **$ 132.2** | $ 118.9 | $ 116.0 |

| **Costs Incurred** ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Property acquisition costs | | | |
| Proved properties | **$ 770.5** | $ 202.4 | $ 57.7 |
| Unproved properties | **52.1** | 34.0 | 5.7 |
| Exploration costs | **16.0** | 5.7 | 1.8 |
| Development costs | **123.6** | 101.5 | 56.8 |
| | **$ 962.2** | $ 343.6 | $ 122.0 |

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas, along with an allocation of overhead.

There were no oil and gas property costs not being amortized in any of the years presented.

| **Capitalized Costs** ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Proved properties | **$ 2,599.1** | $ 2,189.0 | $ 1,838.8 |
| Unproved properties | **103.9** | 36.0 | 44.2 |
| | **2,703.0** | 2,225.0 | 1,883.0 |
| Less related accumulated depreciation, depletion and amortization | **(1,010.0)** | (1,186.2) | (1,011.6) |
| | **$ 1,693.0** | $ 1,038.8 | $ 871.4 |

**Proved Oil and Gas Reserve Quantities**

| | **2004** | **2004** | 2003 | 2003 | 2002 | 2002 |
|---|---|---|---|---|---|---|
| | **Crude Oil and Natural Gas Liquids (mbbls)** | **Natural Gas (mmcf)** | Crude Oil and Natural Gas Liquids (mbbls) | Natural Gas (mmcf) | Crude Oil and Natural Gas Liquids (mbbls) | Natural Gas (mmcf) |
| Opening balance | **25,643** | **272,897** | 25,989 | 279,106 | 26,657 | 267,371 |
| Revision of previous estimates | **(806)** | **2,640** | 225 | (33,640) | 1,737 | 5,700 |
| Purchase of reserves in place | **6,940** | **180,914** | 1,640 | 50,389 | 954 | 18,929 |
| Sale of reserves in place | **(2,120)** | **(8,027)** | (28) | (803) | (568) | (5,328) |
| Discoveries and extensions | **791** | **16,018** | 941 | 14,742 | 736 | 25,337 |
| Production | **(2,649)** | **(42,215)** | (3,124) | (36,897) | (3,527) | (32,903) |
| Closing Balance | **27,799** | **422,227** | 25,643 | 272,897 | 25,989 | 279,106 |

**Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves**

The standardized measure for calculating the present value of future net cash flows from Proved oil and gas reserves is based on current costs and prices and a 10% discount factor as prescribed by FAS 69.

Accordingly, the estimated future net cash inflows were computed by applying prevailing selling prices at year end to the estimated future production of Proved reserves. Estimated future expenditures are based on future development costs.

Although these calculations have been prepared according to the standards described above, it should be emphasized that, due to the number of assumptions and estimates required in the calculation, the amounts are not indicative of the amount of net revenue that the Trust expects to receive in future years. They are also not indicative of the current value or future earnings that may be realized from the production of Proved reserves, nor should it be assumed that they represent the fair market value of the reserves or of the oil and gas properties.

Although the calculations are based on existing economic conditions at each year end, such economic conditions have changed and may continue to change significantly due to events such as the continuing changes in the natural gas market and changes in government policies and regulations. While the calculations are based on the Trust's understanding of the established FASB guidelines, there are numerous other equally valid assumptions under which these estimates could be made that would produce significantly different results.

| **Standardized Measure** ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Future cash inflows | **$ 4,187.1** | $ 2,631.1 | $ 2,890.5 |
| Future production costs | **(1,186.6)** | (804.9) | (699.0) |
| Future development costs | **(72.0)** | (69.4) | (73.4) |
| Other related future costs | **(37.1)** | (42.1) | (43.4) |
| Future net cash flows | **2,891.4** | 1,714.7 | 2,074.7 |
| Discount at 10% | **(1,242.7)** | (721.6) | (919.4) |
| Standardized measure of discounted future net cash flow related to Proved reserves | **$ 1,648.7** | $ 993.1 | $ 1,155.3 |

| **Summary of Changes in the Standardized Measure During the Year** ($ millions) | **2004** | 2003 | 2002 |
|---|---|---|---|
| Sales of oil and gas produced, net of production costs | **$ (312.2)** | $ (255.0) | $ (203.5) |
| Net change in sales and transfer prices, net of development and production costs | **144.4** | (106.2) | 672.6 |
| Sales of reserves in place | **(54.4)** | (2.3) | (4.5) |
| Purchases of reserves in place | **630.4** | 156.4 | 45.6 |
| Extensions, discoveries and improved recovery, less related costs | **106.7** | 48.5 | 52.3 |
| Changes in timing of future net cash flows and other | **37.1** | (60.6) | (93.6) |
| Revisions of previous quantity estimates | **4.3** | (58.5) | 28.3 |
| Accretion of discount | **99.3** | 115.5 | 59.8 |
| Net change | **655.6** | (162.2) | 557.0 |
| Balance at beginning of year | **993.1** | 1,155.3 | 598.3 |
| Balance at end of year | **$ 1,648.7** | $ 993.1 | $ 1,155.3 |

**Trading Performance**

| For the quarter ended | **Dec 31/04** | Sep 30/04 | Jun 30/04 | Mar 31/04 | Dec 31/03 |
|---|---|---|---|---|---|
| TSX Trust Unit prices (Cdn$ per Trust Unit) | | | | | |
| High | **$ 28.33** | $ 26.70 | $ 26.80 | $ 28.35 | $ 27.34 |
| Low | **$ 25.06** | $ 23.29 | $ 22.18 | $ 22.70 | $ 24.48 |
| Close | **$ 26.62** | $ 26.70 | $ 23.25 | $ 26.65 | $ 24.51 |
| Average daily traded volume | **255,944** | 259,219 | 187,767 | 256,922 | 184,428 |

| For the quarter ended | **Dec 31/04** | Sep 30/04 | Jun 30/04 | Mar 31/04 | Dec 31/03 |
|---|---|---|---|---|---|
| NYSE Trust Unit prices (US$ per Trust Unit) | | | | | |
| High | **$ 22.98** | $ 21.16 | $ 20.44 | $ 22.14 | $ 21.48 |
| Low | **$ 20.85** | $ 17.65 | $ 16.00 | $ 17.31 | $ 18.67 |
| Close | **$ 22.18** | $ 21.16 | $ 17.43 | $ 20.31 | $ 21.27 |
| Average daily traded volume | **542,483** | 329,862 | 279,882 | 469,694 | 243,921 |
| Number of Trust Units outstanding including Exchangeable Shares (millions of units) | **70.5** | 69.7 | 56.8 | 50.87 | 50.10 |
| Distribution paid per Trust Unit | **$ 0.90** | $ 0.83 | $ 0.75 | $ 0.82 | $ 0.96 |

**Total Compound Annual Return (%)**[1]

| | PrimeWest | TSX Oil and Gas Index | TSX S&P | S&P 500 Cdn$ | S&P 500 US$ | S&P/TSX Cdn Energy Trust Index |
|---|---|---|---|---|---|---|
| Five year | 21.5% | 23.4% | 3.6% | (5.9)% | (2.3)% | 13.4% |
| Three year | 18.5% | 24.9% | 7.7% | (6.5)% | 2.9% | 15.7% |
| One year | 9.7% | 40.5% | 14.4% | 2.8% | 10.8% | 29.6% |

(1) Total return = Unit price plus distributions re-invested.

# Supplemental Information

## FIVE-YEAR FINANCIAL SUMMARY

| ($ millions, except per BOE and per Trust Unit amounts) | 2004 | 2003 (restated) | 2002 (restated) | 2001 (restated) | 2000 (restated) |
|---|---|---|---|---|---|
| Cash flow from operations | **$ 266.8** | $ 216.6 | $ 170.9 | $ 214.5 | $ 112.1 |
| Per Trust Unit | **4.33** | 4.67 | 4.96 | 8.27 | 9.82 |
| Per BOE | **20.49** | 17.82 | 15.51 | 19.74 | 18.91 |
| Net revenues | **394.6** | 329.9 | 264.3 | 306.5 | 156.6 |
| Per Trust Unit | **6.25** | 7.12 | 7.67 | 11.81 | 13.72 |
| per BOE | **30.30** | 27.14 | 23.98 | 28.20 | 26.42 |
| Operating expenses | **88.9** | 79.4 | 60.8 | 59.0 | 30.2 |
| Per Trust Unit | **1.41** | 1.71 | 1.76 | 2.27 | 2.65 |
| Per BOE | **6.83** | 6.53 | 5.52 | 5.42 | 5.09 |
| Operating margin | **305.6** | 250.5 | 203.5 | 247.6 | 126.4 |
| Per Trust Unit | **4.84** | 5.41 | 5.90 | 9.54 | 11.08 |
| Per BOE | **23.47** | 20.61 | 18.46 | 22.78 | 21.33 |
| Cash general and administrative expenses | **19.0** | 14.5 | 11.3 | 10.4 | 4.1 |
| Per Trust Unit | **0.30** | 0.31 | 0.33 | 0.40 | 0.36 |
| Per BOE | **1.46** | 1.20 | 1.02 | 0.96 | 0.70 |
| Interest expense | **20.6** | 15.1 | 10.8 | 13.8 | 6.4 |
| Per Trust Unit | **0.33** | 0.32 | 0.32 | 0.53 | 0.56 |
| Per BOE | **1.58** | 1.24 | 0.98 | 1.27 | 1.07 |
| Capital expenditures | **125.1** | 104.5 | 64.2 | 83.9 | 25.8 |
| Acquisitions net of dispositions | **707.9** | 228.6 | 56.5 | 744.5 | 117.8 |
| Working capital (deficit) | **104.3** | (5.8) | (0.7) | (29.4) | (0.3) |
| Total assets | **2,240.9** | 1,690.5 | 1,511.5 | 1,530.0 | 445.0 |
| Net asset value(1) | **1,541.2** | 692.4 | 727.9 | 755.2 | 560.4 |
| Per Trust Unit (diluted)(1) | **19.15** | 13.74 | 18.52 | 22.82 | 42.14 |
| Total capitalization (including debt) | **2,429.7** | 1,636.6 | 1,072.5 | 1,080.7 | 377.2 |
| **Debt Analysis** | | | | | |
| Long-term debt, including working capital | **552.0** | 255.9 | 225.7 | 224.4 | 78.8 |
| Debt to annual cash flow ratio | **1.70** | 1.18 | 1.32 | 1.05 | 0.71 |
| Debt to equity ratio | **31.6** | 25.1 | 26.6 | 26.2 | 26.6 |
| Interest coverage ratio | **14.2** | 15.9 | 16.9 | 16.5 | 18.6 |
| Average cost of debt | **4.8%** | 4.7% | 4.6% | 5.4% | 7.4% |
| Net debt per Trust Unit | **7.77** | 5.07 | 5.75 | 6.78 | 5.93 |
| **Tax Pools (Consolidated)** | | | | | |
| Canadian oil and gas property expense (COGPE) | **879.0** | 426.0 | 425.0 | 424.0 | 299.0 |
| Canadian exploration expense (CEE) | **79.8** | 61.5 | – | 23.7 | 5.7 |
| Canadian development expense (CDE) | **109.5** | 60.9 | 41.2 | 11.1 | 9.0 |
| Capital cost allowance (CCA) | **281.8** | 126.0 | 108.0 | 101.2 | 35.8 |
| Losses available for carry forward | **3.6** | – | 11.8 | 24.8 | – |
| Unit issue expenses | **37.5** | 17.3 | 12.5 | 12.2 | 6.2 |

(1) 2004 is based on Consultants' Average Pricing as at December 31, 2004.

## FIVE-YEAR OPERATING SUMMARY

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Average Daily Production** | | | | | |
| Natural gas (mmcf/day) | **145.1** | 134.1 | 113.5 | 104.8 | 49.0 |
| Crude oil (bbls/day) | **8,282** | 8,116 | 9,239 | 10,033 | 6,582 |
| Natural gas liquids (bbls/day) | **3,107** | 2,855 | 2,030 | 2,273 | 1,483 |
| Total (BOE/day) | **35,578** | 33,316 | 30,189 | 29,774 | 16,237 |
| **Average Selling Prices (Cdn$)** | | | | | |
| Natural gas ($/mcf) | **$ 6.61** | $ 6.05 | $ 4.55 | $ 6.16 | $ 4.65 |
| Crude oil ($/bbl) | **36.83** | 33.94 | 33.53 | 32.21 | 36.67 |
| Natural gas liquids ($/bbl) | **43.69** | 35.34 | 26.56 | 30.96 | 34.42 |
| Total ($/BOE) | **$ 39.35** | $ 35.63 | $ 29.16 | $ 34.80 | $ 32.19 |
| **Benchmark Prices** | | | | | |
| Monthly AECO Spot (Cdn$/mcf) | **$ 6.79** | $ 6.70 | $ 4.07 | $ 6.30 | $ 5.02 |
| WTI (US$/bbl) | **$ 41.40** | $ 31.04 | $ 26.08 | $ 25.97 | $ 30.20 |
| **Operating Margin ($/BOE)** | | | | | |
| Revenues | **$ 39.50** | $ 35.52 | $ 29.11 | $ 34.93 | $ 32.28 |
| Royalties | **(9.20)** | (8.38) | (5.13) | (6.73) | (5.92) |
| Operating expenses | **(6.83)** | (6.53) | (5.52) | (5.42) | (5.09) |
| Operating margin ($/BOE) | **$ 23.47** | $ 20.61 | $ 18.46 | $ 22.78 | $ 21.27 |
| **Reserves Summary**[1, 2] | | | | | |
| Crude oil (mmbbls) | **23.9** | 22.9 | 24.5 | 28.5 | 24.4 |
| Natural gas liquids (mmbbls) | **18.3** | 11.9 | 10.2 | 9.5 | 6.4 |
| Natural gas (Bcf) | **677.9** | 432.2 | 418.5 | 413.7 | 232.7 |
| Total (mmBOE) | **155.2** | 106.8 | 104.4 | 107.0 | 69.6 |
| **Net Asset Value** | | | | | |
| ($millions, except per Trust Unit amounts) | | | | | |
| Reserves (10% discount)[3] | **$ 1,714.4**[4] | $ 904.6 | $ 923.0 | $ 872.6 | $ 623.0 |
| Market value of Calpine Trust Units | **91.0** | – | – | – | – |
| Hedging mark-to-market | **0.1** | (0.5) | (13.6) | 50.5 | (1.0) |
| Unproved lands and reclamation fund | **114.2** | 44.2 | 44.2 | 56.5 | 17.2 |
| Long-term debt and working capital deficiency | **(378.5)** | (255.9) | (225.7) | (224.4) | (78.8) |
| Total net asset value | **$ 1,541.2** | $ 692.4 | $ 727.9 | $ 755.2 | $ 560.4 |
| Per Trust Unit (diluted) | **$ 19.15** | $ 13.74 | $ 18.52 | $ 22.82 | $ 42.14 |
| **Reserve Life Index**[2] **(years)** | **10.3** | 9.8 | 9.5 | 10.0 | 10.2 |

(1) Company Interest reserves.
(2) Total Proved plus Probable used for 2004 and 2003, all prior years used Established.
(3) Company Interest Proved plus Probable reserves.
(4) Based on December 31, 2004 Consultants' Average Pricing.

# FIVE-YEAR TRADING, PERFORMANCE AND DISTRIBUTION SUMMARY

| | 2004 Q1 | Q2 | Q3 | Q4 | Full Year | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|
| **Units Issued and Outstanding** | | | | | | | | | |
| Period end (000s) | **50,223** | **56,218** | **69,077** | **69,886** | **69,886** | 48,752 | 37,005 | 31,492 | 12,746 |
| **Exchangeables Issued and Outstanding** | | | | | | | | | |
| Period end (000s) | **1,407** | **1,320** | **1,315** | **1,294** | **1,294** | 3,041 | 5,179 | 4,068 | 1,112 |
| Converted to Trust Units | **646** | **625** | **641** | **652** | **652** | 1,347 | 1,940 | 1,294 | 304 |
| Exchange ratio at period end | **0.45885** | **0.47310** | **0.48773** | **0.50408** | **0.50408** | 0.44302 | 0.37454 | 0.31799 | 0.27333 |
| **TSX Unit Price** (Cdn$) | | | | | | | | | |
| High | **$ 28.35** | **$ 26.80** | **$ 26.70** | **$ 28.33** | **$ 28.35** | $ 28.15 | $ 29.56 | $ 42.16 | $ 37.20 |
| Low | **$ 22.70** | **$ 22.18** | **$ 23.29** | **$ 25.06** | **$ 22.18** | $ 23.40 | $ 23.60 | $ 23.80 | $ 25.20 |
| Close | **$ 26.65** | **$ 23.25** | **$ 26.70** | **$ 26.62** | **$ 26.62** | $ 27.56 | $ 25.40 | $ 25.44 | $ 35.80 |
| Average daily volume traded | **256,922** | **187,767** | **254,219** | **255,944** | **233,579** | 192,678 | 123,455 | 156,122 | 30,314 |
| Market capitalization at end of period (Cdn$ millions) | **1,338** | **1,307** | **1,844** | **1,878** | **1,878** | $ 1,381 | $ 989 | $ 834 | $ 467 |
| Total return for Canadian Unitholders during period | **(0.2%)** | **(10.0%)** | **18.6%** | **3.0%** | **9.7%** | 28.0% | 19.5% | (5.8%) | 75.7% |
| **NYSE Unit Price** (US$) | | | | | | | | | |
| High | **$ 22.14** | **$ 20.44** | **$ 21.16** | **$ 22.98** | **$ 22.98** | $ 21.48 | $ 16.69 | | |
| Low | **$ 17.31** | **$ 16.00** | **$ 17.65** | **$ 20.85** | **$ 16.00** | $ 15.97 | $ 15.62 | | |
| Close | **$ 20.31** | **$ 17.43** | **$ 21.16** | **$ 22.18** | **$ 22.18** | $ 21.27 | $ 16.16 | | |
| Average daily volume traded | **469,694** | **279,882** | **329,862** | **542,483** | **402,694** | 169,269 | 39,276 | | |
| Total return for US Unitholders during period | **(1.4%)** | **(11.5%)** | **25.4%** | **8.3%** | **18.5%** | 55.3% | | | |
| **Distribution Summary** (Cdn$ millions, except per Trust Unit amounts) | | | | | | | | | |
| Cash distributed to Unitholders | **$ 41.1** | **$ 42.0** | **$ 50.4** | **$ 62.6** | **$ 196.1** | $ 192.6 | $ 158.0 | $ 234.4 | $ 79.0 |
| Per Trust Unit | **$ 0.82** | **$ 0.75** | **$ 0.83** | **$ 0.90** | **$ 3.30** | $ 4.32 | $ 4.80 | $ 9.24 | $ 7.08 |
| Percentage paid out | **70%** | **72%** | **74%** | **76%** | **74%** | 89% | 92% | 109% | 70% |
| Cumulative cash distributions | **812.6** | **$ 854.6** | **$ 905.0** | **$ 967.7** | **$ 967.7** | $ 771.5 | $ 578.9 | $ 420.9 | $ 186.5 |
| Per Trust Unit | **$ 41.06** | **$ 41.81** | **$ 42.64** | **$ 43.54** | **$ 43.54** | $ 40.24 | $ 35.92 | $ 31.12 | $ 21.88 |

**Distribution History** ($ per Trust Unit)

| | **2004** | | 2003 | | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Funds paid in: | **Cdn$** | **US$** | Cdn$ | US$ | Cdn$ | US$ | Cdn$ | US$ | Cdn$ | US$ |
| Q1 | **$ 0.82** | **$ 0.62** | $ 1.20 | $ 0.81 | $ 1.20 | $ 0.75 | $ 2.40 | $ 1.56 | $ 1.20 | $ 0.82 |
| Q2 | **0.75** | **0.55** | 1.20 | 0.87 | 1.20 | 0.77 | 2.56 | 1.66 | 1.32 | 0.89 |
| Q3 | **0.83** | **0.64** | 0.96 | 0.70 | 1.20 | 0.77 | 2.64 | 1.71 | 1.92 | 1.29 |
| Q4 | **0.90** | **0.74** | 0.96 | 0.73 | 1.20 | 0.76 | 2.04 | 1.31 | 2.24 | 1.46 |
| Total for year | **$ 3.30** | **$ 2.55** | $ 4.32 | $ 3.12 | $ 4.80 | $ 3.05 | $ 9.64 | $ 6.24 | $ 6.68 | $ 4.46 |
| % tax deferred | **45%** | **55%** | 42% | 100% | 45% | 100% | 33% | N/A | 47% | N/A |
| Exchange rate (US$/Cdn$) | **$ 0.769*** | | $ 0.715 | | $ 0.637 | | $ 0.646 | | $ 0.673 | |

* Average exchange rate during 2004. Some numbers may not add due to rounding.

# THREE-YEAR DISTRIBUTION HISTORY

| 2002 | Distribution Per Unit[1] Cdn$ | Distribution Per Unit[1] US$ |
|---|---|---|
| January | 0.40 | 0.25 |
| February | 0.40 | 0.25 |
| March | 0.40 | 0.25 |
| April | 0.40 | 0.26 |
| May | 0.40 | 0.26 |
| June | 0.40 | 0.26 |
| July | 0.40 | 0.26 |
| August | 0.40 | 0.25 |
| September | 0.40 | 0.25 |
| October | 0.40 | 0.25 |
| November | 0.40 | 0.26 |
| December | 0.40 | 0.26 |
| Total 2002 | 4.80 | 3.06 |
| **2003** | | |
| January | 0.40 | 0.26 |
| February | 0.40 | 0.27 |
| March | 0.40 | 0.28 |
| April | 0.40 | 0.289 |
| May | 0.40 | 0.299 |
| June | 0.40 | 0.287 |
| July | 0.32 | 0.23 |
| August | 0.32 | 0.23 |
| September | 0.32 | 0.24 |
| October | 0.32 | 0.246 |
| November | 0.32 | 0.24 |
| December | 0.32 | 0.2465 |
| Total 2003 | 4.32 | 3.118 |
| **2004** | | |
| January | **0.32** | **0.2431** |
| February | **0.25** | **0.1870** |
| March | **0.25** | **0.1860** |
| April | **0.25** | **0.1798** |
| May | **0.25** | **0.183** |
| June | **0.25** | **0.1887** |
| July | **0.25** | **0.1910** |
| August | **0.275** | **0.2120** |
| September | **0.30** | **0.2395** |
| October | **0.30** | **0.2499** |
| November | **0.30** | **0.2450** |
| December | **0.30** | **0.2468** |
| Total 2004 | **3.295** | **2.552** |

(1) Monthly information refers to the month in which the record date for the relevant distribution occurs with payment being paid on the 15th of the following month.

# Income Tax Considerations

This commentary regarding income taxes is of a general nature only and is not intended to be legal or tax advice applicable to a specific Unitholder. Unitholders and prospective investors are, therefore, encouraged to consult a tax advisor with regard to their specific circumstances.

**For Canadian Unitholders**

PrimeWest is regarded as a mutual fund trust for purposes of the Canadian Income Tax Act. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of Unitholders. Distributions paid by the Trust have two components: (1) a tax-deferred return of capital (i.e. a repayment of a portion of a Unitholders' investment) and (2) a taxable return on capital (i.e. other income).

Each year, the return on capital or taxable portion of the distribution is reported on the Trust's T3 return. It is then allocated to each Unitholder who received distributions in the taxation year on the T3 supplementary forms, which are mailed in late February or early March of the following calendar year. Registered Unitholders receive a T3 from the Trust's transfer agent, Computershare Trust Company of Canada, while Unitholders who hold their units beneficially will receive a T3 from their bank or brokerage firm. The T3 form will indicate only the currently taxable portion, or other income, as it is regarded under Canadian tax law in box 26. This other income component is taxed on the same basis as interest income. The tax-deferred return of capital portion of the distribution should be treated as an adjustment to cost base (ACB) of the Units. On disposition, the cost base should be reduced by the accumulated value of returned capital, resulting in a capital gain or loss for tax purposes.

For 2004, 45% of the distributions paid to Canadian residents were deemed a tax-deferred return of capital, and 55% was deemed taxable as other income. For tax year 2005, PrimeWest's distributions payable to Canadian residents are estimated to be 55% taxable and 45% a tax-deferred return of capital.

**For American and Other Non-Resident Unitholders**

Investors who do not qualify as residents of Canada for income tax purposes should seek advice from a qualified tax advisor in their country of residence regarding the tax treatment of the distributions paid by PrimeWest. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Canadian Income Tax Act. However, the level of withholding tax may be reduced in accordance with reciprocal tax treaties.

In the case of the Canada–United States Tax Convention, US residents are subject to a 15% withholding tax on the distributions paid by PrimeWest. For distributions paid during tax years 2004 and prior, the 15% withholding tax is refundable for that portion of the distributions deemed to be a tax-deferred return of capital. US residents may apply to the Canada Revenue Agency (CRA) of the Government of Canada for this refund no later than two years after the calendar year in which the distributions were paid. Application for refund may be made by filing CRA Form NR7-R "Application for Refund of Non-Resident Tax", which can be obtained by contacting the International Tax Services Office of the CRA at 1-800-267-5177 or on the internet at www.cra.gc.ca. US investors are cautioned that the administrative protocol required to apply for the refund is burdensome, and they will require the assistance of their broker or tax advisor.

Alternatively, US Unitholders may elect to claim Canadian tax withheld on distributions paid during 2004 as a deduction against income or, subject to certain restrictions, as a credit against their US tax liability. US Unitholders wishing to claim a foreign tax credit must complete IRS Form 1116, "Foreign Tax Credit", as an attachment to the Form 1040.

In the case of a US Unitholder, the taxable portion of the monthly distribution is determined based upon current and accumulated earnings in accordance with the IRS tax code. The currently taxable portion is regarded as a foreign issuer "qualified dividend" under the terms of the Jobs and Growth Reconciliation Act of 2003 (P.L. 108-27, 117 Stat.752) for tax reporting purposes and registered US Unitholders should receive a CRA Form NR-4 from the Trust's transfer agent, Computershare Trust Company of Canada. US Unitholders who hold their units beneficially should receive an IRS Form 1099-DIV or similar document from their bank or brokerage firm.

The tax-deferred return of capital portion of the distribution should be treated as an adjustment to the cost base (ACB) of the Units. The original cost of the Units should be reduced by this accumulated amount when computing gains or losses at the time of disposition, at which time this should be reported as a capital gain or loss.

Due to differences in the income tax code of the United States, certain deductions not available in Canada are available in the United States and could result in differences in tax treatment of the distributions for US Unitholders compared to those in Canada. For Unitholders resident in the United States, the taxability of distributions is derived using US tax rules, which permit the deduction of Crown royalties and accounting-based depletion. As a result, in the case of a US resident, 45% of the distributions paid by PrimeWest during 2004 should be treated as a "qualified dividend" with the remaining 55% treated as a tax-deferred return of capital.

On December 6, 2004, the Government of Canada announced significant changes to the non-resident withholding tax provisions effective January 1, 2005. Commencing with the 2005 tax year, the gross amount of the distributions payable to US residents will be subject to a non-refundable withholding tax of 15%, applicable to Units held in both taxable and tax-exempt accounts. Similarly, non-residents of countries with whom there is no reciprocal tax treaty with Canada will be subject to a non-refundable withholding tax of 25%, applicable to Units held in both taxable and tax-exempt accounts. Non-resident Unitholders are strongly advised to consult a resident tax advisor to determine the deductibility of these withholding taxes in their resident jurisdictions.

# Premium Distribution, Distribution Reinvestment, and Optional Trust Unit Purchase Plan

PrimeWest offers a number of attractive and economical options for Canadian Unitholders to maximize their investment, including a Premium Distribution (PREP), Distribution Reinvestment (DRIP) and Optional Trust Unit Purchase Plan (OTUPP). Investors are able to participate in all of these plans without paying fees, including brokerage commissions.

The PREP enables Canadian Unitholders to receive a 2% cash premium on the monthly distribution they receive. The more conventional DRIP allows eligible Canadian Unitholders to reinvest distribution payments into PrimeWest Units, acquired at a 5% discount to the volume weighted average market price.

Additional Trust Units may be purchased by eligible Canadian Unitholders through the OTUPP in minimum amounts of $100 per remittance up to a maximum amount of $100,000 per calendar year, at a 5% discount to the volume weighted average market price. The number of units available under the OTUPP is limited by the Toronto Stock Exchange (TSX) to a maximum of 2% of the total Trust Units outstanding at the end of the previous fiscal year.

Most larger banks, trust companies and brokerage firms will allow investors to participate in these programs, but many of the smaller firms do not. Please contact the bank, trust company or brokerage firm which holds your account to determine if they permit participation in these plans. If you are unable to participate as a beneficial holder, you will need to hold the Units directly as a registered Unitholder or transfer the Units to a financial institution that permits participation.

If you are a registered Canadian Unitholder, we invite you to participate in these programs by completing the enrolment form on the PrimeWest Energy website at www.primewestenergy.com. If you hold your Units with a bank or brokerage firm, you will need to inform the firm directly of your interest in enrolling in the program. Additional information regarding the PREP, DRIP and OTUPP can be obtained by contacting the Computershare Trust Company of Canada (Plan Agent) toll-free at 1-800-564-6253, or the Investor Relations group at PrimeWest Energy toll-free at 1-877-968-7878, or via e-mail at investor@primewestenergy.com.

# Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| mbbls | thousand barrels |
| mmbbls | million barrels |
| bbls/day | barrels per day |
| mcf | thousand cubic feet |
| mmcf | million cubic feet |
| mcf/day | thousand cubic feet per day |
| Bcf | billion cubic feet |
| BOE | barrel of oil equivalent |
| MWhr | mega watt hour |
| BOE/day | barrel of oil equivalent per day |
| mmBOE | millions of barrels of oil equivalent |
| mmbtu | million British thermal unit |
| Tcf | trillion cubic feet |

**CONVERSION FACTORS:**

1 cubic metre (liquids) = 6.29 barrels
1 cubic metre (natural gas) = 35.49 cubic feet
1 litre = 0.22 imperial gallon
1 hectare = 2.47 acres
1 cubic metre = 1,000 litres
1 mcf of natural gas = 1.055 gigajoules of natural gas = 1 mmbtu

# Definitions

**AECO**

Refers to a pricing point for gas produced in Western Canada located at a gas storage facility adjacent to the TransCanada PipeLine's mainline near the Alberta-Saskatchewan border.

**BARREL OF OIL EQUIVALENT (BOE)**

Natural gas production is converted using six thousand cubic feet of gas for one barrel of oil, with this number added to the actual number of barrels of crude oil and natural gas liquids on an average day to derive the barrels of oil equivalent produced per day. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

**CASH DISTRIBUTION DATE**

The date Distributable Income is paid to Unitholders, currently being the 15th of each month, or the earlier business day if applicable, following any record date.

**COMPANY INTEREST**

Refers to PrimeWest's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including royalty interests of PrimeWest and the Trust.

**DECLARATION OF TRUST**

Refers to the declaration of trust dated August 2, 1996 among the Trustee, PrimeWest, and the Initial Unitholder (as therein defined), as amended from time-to-time and administered.

**FORECAST PRICES AND COSTS**

Refers to future prices and costs that are generally accepted as being a reasonable outlook for the future; or fixed or presently determinable future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product.

**GENERAL AND ADMINISTRATIVE COSTS**

Is the amount in aggregate representing all expenditures and costs incurred by PrimeWest, in the management and administration of PrimeWest.

**GROSS**

Refers to the "company gross reserves", which are PrimeWest's working interest (operated or non-operated) share before deduction of royalties and without including any royalty interests of PrimeWest or the Trust; or in relation to wells, the total number of wells in which PrimeWest has an interest; or in relation to properties, the total area of properties in which PrimeWest has an interest.

**NET**
Refers to PrimeWest's interest in production or reserves, PrimeWest's working interest (operated or non-operated) share after deduction of royalty obligations, plus the royalty interests of PrimeWest and the Trust in production or reserves; or in relation to PrimeWest's interest in wells, the number of wells obtained by aggregating PrimeWest's working interest in each of its gross wells; or in relation to PrimeWest's interest in a property, the total area in which PrimeWest has an interest multiplied by.

**PROBABLE RESERVES**
Those additional reserves that are less certain to be recovered than Proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. In addition, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

**PROVED RESERVES**
Reserves that can be estimated with a high degree of certainty to be recoverable. The reporting company must believe that there is at least a 90% probability that the actual remaining quantities recovered will equal or exceed those estimated Proved reserves.

**RECORD DATE**
The date by which a Unitholder must officially own the Trust Units in order to be entitled to receive a distribution.

**RESERVE LIFE INDEX**
Is calculated by dividing the quantity of reserves by the total production of oil, natural gas, and natural gas liquids during the year.

**TRUST UNITS**
Refers to the Units of the Trust, each Unit representing an equal undivided beneficial interest in the Trust.

**TRUSTEE**
Refers to Computershare Trust Company of Canada, or its successor as trustee of the Trust.

**UNDEVELOPED RESERVES**
Refers to reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (Proved, Probable or Possible) to which they are assigned.

**UNPROVED PROPERTIES**
Refers to a property or part of a property to which no reserves have been specifically attributed.

**WELL ABANDONMENT COSTS**
The costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system. They do not include costs of abandoning the gathering system or reclaiming the wellsite.

**WEST TEXAS INTERMEDIATE (WTI)**
A high-quality grade of crude oil produced in West Texas whose price is most commonly used as a benchmark for crude oil pricing internationally.

See PrimeWest's Renewal Annual Information Form for an explanation of additional defined terms used in this annual report.

# PrimeWest Trust Structure

The following diagram represents the current structure of the Trust and shows the flow of funds from the oil and natural gas properties owned, directly or indirectly, by PrimeWest and the gross overriding royalties owned directly by the Trust, as well as the flow of funds to PrimeWest, and from the Trust to Unitholders.



UNITHOLDERS
Monthly Distributions
PRIMEWEST ENERGY TRUST
Royalty, Debt Service and Principal Repayment
PRIMEWEST ENERGY INC.
Royalty, Debt Service and Principal Repayment
PRIMEWEST GAS CORP.


**Notes:**

(1) The Trust also directly owns certain gross overriding royalty interests.

(2) PrimeWest, directly and indirectly through its subsidiaries, including PrimeWest Gas, actively manages its oil and natural gas properties to maximize cash flow and reserve value.

The principal undertaking of the Trust is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. One of the Trust's primary assets is the Royalty granted by PrimeWest and PrimeWest Gas pursuant to the Royalty Agreements. The Royalty entitles the Trust to receive 99% of the net cash flow generated by the oil and natural gas interests held from time-to-time by PrimeWest, after certain costs and deductions. The balance of such net cash flow may be retained by PrimeWest to fund its working capital and other business and operating requirements, or may be passed on to the Trust to support distributions to Unitholders. The Distributable Income resulting from the Royalty and other amounts received by the Trust is then distributed monthly to Unitholders.

# Corporate Information

**BOARD OF DIRECTORS**
Harold P. Milavsky (3) (4) *Chair*
Barry E. Emes (2)
Harold N. Kvisle (1) (2)
Kent J. MacIntyre (4)
Michael W. O'Brien (1) (2)
James W. Patek (3) (4)
W. Glen Russell (3) (4)
Peter Valentine (1)

(1) Member of the Audit and Finance Committee

(2) Member of the Corporate Governance and EH&S Committee

(3) Member of the Compensation Committee

(4) Member of the Operations and Reserves Committee

**OFFICERS**

Donald A. Garner
*President and Chief Executive Officer*

Ronald J. Ambrozy
*Vice-President, Business Development*

Dennis G. Feuchuk
*Vice-President, Finance and Chief Financial Officer*

Timothy S. Granger
*Chief Operating Officer*

**HEAD OFFICE**
5100 150 6th Avenue S.W.
Calgary, Alberta Canada T2P 3Y7
Telephone: 403-234-6600
Fax: 403-699-7477
Toll-free: 1-877-968-7878

**WEBSITE**
www.primewestenergy.com

**TRUST UNITS AND EXCHANGEABLE SHARES TRADED**
The Toronto Stock Exchange
(PWI.UN; PWX)

The New York Stock Exchange (PWI)

**CONVERTIBLE DEBENTURES**
The Toronto Stock Exchange
Series I Debentures
(PWI.DB.A)
Series II Debentures
(PWI.DB.B)

**REGISTRAR AND TRANSFER AGENT**
Computershare Trust
Company of Canada

Toll-free in Canada:
1-800-564-6253

**AUDITOR**
PricewaterhouseCoopers LLP
Calgary, Alberta

**ENGINEERING CONSULTANTS**
Gilbert Lausten Jung Associates Ltd.
Calgary, Alberta

**LEGAL COUNSEL**
Stikeman Elliott LLP
Calgary, Alberta

**FOR MORE INFORMATION**
General Inquiries: 403-234-6600

**INVESTOR RELATIONS**
Toll-free: 1-877-968-7878
Fax: 403-699-7477
Email: investor@primewestenergy.com

Designed and produced by MERLIN EDGE Inc. www.merlinedge.com Printed in Canada

COMPOUND TOTAL RETURN = UNIT PRICE + DISTRIBUTIONS REINVESTED


PrimeWest Total Return
TSX Composite
TSX OGPI
S&P 500
Oct. 1997
May 1998
Dec. 1998
July 1999
Feb. 2000
Sep. 2000
Apr. 2001
Nov. 2001
June 2002
Jan. 2003
Aug. 2003
Mar. 2004
Oct. 2004
Dec. 2004

100 150 6 Avenue S.W. Calgary AB Canada T2P 3Y7
TELEPHONE: 403-234-6600 FAX: 403-699-7477 TOLL-FREE: 1-877-968-7878
E-MAIL: investor@primewestenergy.com www.primewestenergy.com

PrimeWest Energy Trust